    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 1996


                                                      REGISTRATION NO. 333-06585
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------
                      CROSS-CONTINENT AUTO RETAILERS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5511                  75-2653095
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            1201 SOUTH TAYLOR STREET
                             AMARILLO, TEXAS 79101
                                 (806) 374-8653
              (Address, including zip code, and telephone number,
        including area code, of registrants principal executive offices)

                                 ROBERT W. HALL
                              SENIOR VICE CHAIRMAN
                            1201 SOUTH TAYLOR STREET
                             AMARILLO, TEXAS 79101
                                 (806) 374-8653
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         Philip K. Howard, Esq.                   Jerry V. Elliott, Esq.
         Howard, Darby & Levin                     Shearman & Sterling
      1330 Avenue of the Americas                  599 Lexington Avenue
        New York, New York 10019                 New York, New York 10022
             (212) 841-1000                           (212) 848-4000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                      AMOUNT TO         OFFERING PRICE        AGGREGATE
             SECURITIES TO BE REGISTERED                 BE REGISTERED       PER SHARE (2)     OFFERING PRICE (2)
                                                           4,226,250
Common Stock (par value $.01 per share)..............      shares (1)            $14.00           $59,167,500
Rights to Purchase Junior Preferred Stock and Common       4,226,250
 Stock of the Company................................      rights (4)

                                                           AMOUNT OF
               TITLE OF EACH CLASS OF                     REGISTRATION
             SECURITIES TO BE REGISTERED                    FEE (3)
Common Stock (par value $.01 per share)..............        $3,053
Rights to Purchase Junior Preferred Stock and Common
 Stock of the Company................................



(1) Includes 551,250 shares that the Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated   solely  for  the  purpose  of  calculating  the  amount  of  the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.


(3) The registrant previously paid a filing fee of $21,067 with respect to the registration of 3,593,750 shares of Common Stock. The registrant is paying an additional filing fee of $3,053 to register an additional 632,500 shares of Common Stock.


(4) Rights to purchase Junior Preferred Stock and Common Stock of the Company will be issued in a number equal to the number of shares of Common Stock to be issued for no additional consideration and, therefore, no registration fee is required therefor. Prior to the occurrence of certain events, such rights will not be exercisable or evidenced separately from the Common Stock. When exercisable, each such right shall entitle the owner to purchase from the Company one-one hundredth of a share of Junior Preferred Stock or shares of Common Stock of the Company with a market value equal to two times the exercise price of such right, in each case subject to certain adjustments.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED AUGUST 30, 1996



                                     [LOGO]

                                3,675,000 SHARES

                      CROSS-CONTINENT AUTO RETAILERS, INC.
                                  COMMON STOCK
                             ---------------------


ALL  OF  THE  SHARES  OF  COMMON   STOCK  OFFERED  HEREBY  ARE  BEING  SOLD   BY
CROSS-CONTINENT  AUTO RETAILERS,  INC. PRIOR  TO THIS  OFFERING, THERE HAS
      BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL
           BE  BETWEEN $12.00  AND $14.00.  SEE "UNDERWRITERS"  FOR A
           DISCUSSION OF THE  FACTORS            CONSIDERED  IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                         ------------------------------

      THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "XC", SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.
                         ------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                                     UNDERWRITING
                                                                       PRICE TO      DISCOUNTS AND   PROCEEDS TO
                                                                        PUBLIC      COMMISSIONS (1)  COMPANY (2)
                                                                    --------------  ---------------  ------------
PER SHARE.........................................................        $                $              $
TOTAL (3).........................................................  $               $                $

- ------------

  (1)THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."


  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $1,650,000.



  (3)CERTAIN STOCKHOLDERS OF THE COMPANY (THE "SELLING STOCKHOLDERS") HAVE GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 551,250 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC SHOWN ABOVE LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND PROCEEDS TO THE SELLING STOCKHOLDERS (BEFORE DEDUCTING EXPENSES PAYABLE BY THE SELLING STOCKHOLDERS ESTIMATED AT $29,000) WILL BE $ , $ AND $ , RESPECTIVELY. SEE "PRINCIPAL STOCKHOLDERS" AND "UNDERWRITERS."

                         ------------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE
DELIVERY OF THE SHARES WILL  BE MADE ON OR  ABOUT                , 1996, AT  THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                            ------------------------

MORGAN STANLEY & CO.
       INCORPORATED
           FURMAN SELZ

                                                   RAUSCHER PIERCE REFSNES, INC.

           , 1996

                                 [Photographs]


[LOGO]                                      Insert Photo of Westgate Chevtolet

Insert Photo of Chevrolet            Insert Photo of Performance Dodge Service
                                               Department

Insert Photo of Nissan                         Insert Photo of Plains Chevrolet

Insert Photo of Dodge                        Insert Photo of Performance Nissan

Insert Photo of Plains Chevrolet Used Car &
Truck Dept.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

    UNTIL               , 1996 (25 DAYS AFTER  THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           8
Recent Developments........................................................................................          13
Use of Proceeds............................................................................................          14
Dividend Policy............................................................................................          14
Capitalization.............................................................................................          15
Dilution...................................................................................................          16
Selected Combined Financial Data...........................................................................          17
Pro Forma Combined Financial Data..........................................................................          18
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          22
Business...................................................................................................          33
Management.................................................................................................          47
Principal Stockholders.....................................................................................          51
Certain Transactions.......................................................................................          52
Description of Capital Stock...............................................................................          53
Shares Eligible for Future Sale............................................................................          57
Underwriters...............................................................................................          59
Legal Matters..............................................................................................          60
Experts....................................................................................................          60
Available Information......................................................................................          61
Index to Financial Information.............................................................................         F-1


                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------


    This Prospectus includes statistical data regarding the retail automobile industry. Unless otherwise indicated herein, such data is taken or derived from information published by the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its INDUSTRY ANALYSIS AND OUTLOOK AND AUTOMOTIVE EXECUTIVE MAGAZINE publication.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. REFERENCES TO "CROSS-CONTINENT" OR THE "COMPANY" ARE TO CROSS-CONTINENT AUTO RETAILERS, INC. AND, UNLESS THE CONTEXT INDICATES OTHERWISE, ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. REFERENCES IN THIS PROSPECTUS TO THE "COMMON STOCK" MEAN THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF THE COMPANY; REFERENCES TO THE "OFFERING" MEAN THE OFFERING OF COMMON STOCK MADE HEREBY; AND REFERENCES TO "SHARES" MEAN THE SHARES OF COMMON STOCK OFFERED HEREBY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    The Company owns and operates six franchised automobile dealerships in the Amarillo, Texas and Oklahoma City, Oklahoma markets. Through these dealerships, the Company sells new and used cars and light trucks, arranges related financing and insurance, sells replacement parts and provides vehicle maintenance and repair services.

    The Company's founder and Chief Executive Officer, Bill A. Gilliland, has managed automobile dealerships since 1966 and acquired the Company's first dealership, Quality Nissan, Inc. in Amarillo, in 1982. The Company continued its growth in the Amarillo area by acquiring three Chevrolet dealerships, two of which have been in continuous operation (under various owners) since the 1920s. The Company is the exclusive Chevrolet and Nissan dealer in Amarillo. The Company led the Amarillo market in vehicle unit sales in 1995, accounting for approximately 36% of new vehicle unit sales and 25% of used vehicle unit sales. In 1995, the Company entered the Oklahoma City market through the acquisition of a Nissan dealership in February and a Dodge dealership in December. In June 1996, the Company entered into an agreement to purchase Lynn Hickey Dodge, Inc. ("Hickey Dodge"), which is located in the Oklahoma City market and is one of the largest Dodge dealerships in the United States. With this acquisition, the Company believes that, based on pro forma revenue, it would have been one of the 50 largest dealer groups out of more than 15,000 dealer groups nationwide in 1995.

    The Company has demonstrated historical success in acquiring and integrating dealerships, and acquisitions remain an important element of the Company's growth strategy. According to AUTOMOTIVE NEWS the number of franchised dealerships has declined from 36,336 in 1960 to 22,288 in 1996. Further consolidation of automobile dealers is anticipated due to a number of factors, including increased capital requirements for dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain automakers to strengthen their brand identity by consolidating their franchised dealerships. The Company believes that an opportunity exists for dealership groups with significant equity capital to purchase additional franchises and that being able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock will, in certain instances, make the Company a more attractive acquiror.


    As a result of the Company's business strategy and growth through acquisitions, including the full year effect of the dealership acquired in December 1995, the Company's sales increased from $74.9 million in 1991 to $294.7 million in 1995. Giving effect to the pending acquisition of Hickey Dodge and including the full year effect of the dealership acquired in December 1995, the Company's pro forma 1995 sales would have been $416.9 million. The Company believes that its business strategy and operations have also enabled it to achieve a level of profitability superior to the industry average. In 1995, the Company's actual gross profit margin was 15.9%, compared to the industry average of 12.9%.


OPERATING STRATEGY

    The Company's strategy includes:

    EFFECTIVELY SERVING ITS TARGET CUSTOMERS. The Company's existing dealerships, which together offer the complete lines of Chevrolet, Nissan and Dodge vehicles, focus primarily on middle-income buyers seeking moderately priced vehicles that can be financed with relatively affordable monthly payments. The Company believes that working closely with its customers to identify appropriate vehicles and offering suitable financing and credit insurance products enhances the Company's overall profitability by increasing the percentage of vehicle purchases financed through its dealerships and by reducing the subsequent default rate on such financing contracts. In 1995, the Company arranged financing for approximately 76% of its new vehicle sales and 83% of its used vehicle sales, as compared to 42% and 51%, respectively, for the average automobile dealership in the United States.

    OPERATING MULTIPLE DEALERSHIPS IN SELECTED MARKETS. By operating multiple dealerships within individual markets, the Company seeks to become a leading automotive dealer in each market that it serves. This strategy enables the Company to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead. In 1995, the Company was the market share leader in the Amarillo vicinity, accounting for approximately 28% of the new car market and 46% of the new truck market. In Oklahoma City, the combined market shares in 1995 for the Company's two existing Oklahoma City dealerships were approximately 2% and 7% of new car and truck sales, respectively. The Company estimates that, including Hickey Dodge, the Company's combined market shares in Oklahoma City would have been 4% of the new car market and 15% of the new truck market in 1995.

    MAINTAINING DISCIPLINED INVENTORY MANAGEMENT. The Company believes that maintaining a vehicle mix that matches market demand is critical to dealership profitability. The Company's policy is to maintain a 60-day supply of new vehicles and a 39-day supply of used vehicles. If a new vehicle remains in inventory for 120 days, or a used vehicle for 60 days, the Company typically disposes of the vehicle by selling it to another dealer or wholesaler. The Company believes that this policy enhances profitability by increasing inventory turnover and reducing carrying costs. If the Company cannot obtain a sufficient supply of popular models from the manufacturers, it purchases the needed vehicles from other franchised dealers throughout the United States. For example, because Chevrolet trucks are popular in Amarillo, the Company purchases trucks from Chevrolet dealers in other cities to supplement its allocation of trucks from Chevrolet. In managing its used vehicle inventory, the Company attempts to "mirror the market" by tracking new and used vehicle sales within its region and maintaining an inventory mix that matches consumer demand.

    EMPLOYING PROFIT-BASED MANAGEMENT COMPENSATION. The Company uses a management compensation system that differentiates it from most other automobile dealerships. The Company believes that at many other auto dealerships the heads of each sales department (new vehicles, used vehicles and finance and insurance ("F&I")) are compensated based on the profitability or sales volumes of their own departments. This method of compensation does not encourage cooperation among departments and can affect overall profitability of the dealership. At Cross-Continent, each dealership's general manager and sales managers are trained in F&I analysis and receive bonuses based on the profitability of overall vehicle sales and related F&I income. The Company believes that this compensation system promotes teamwork and encourages each management team to maximize overall profitability.

    UTILIZING TECHNOLOGY THROUGHOUT OPERATIONS. The Company believes that it has achieved a competitive advantage in its markets by integrating computer-based systems into all aspects of its operations. The Company uses computer-based technology to monitor each dealership's gross profit, permitting senior management to gauge each dealership's daily and monthly gross margin "pace" and to quickly identify areas requiring additional focus. Sales managers also utilize a computer system to design for each customer an affordable financing and insurance package that maximizes the Company's total profit on each transaction. Computer technology is also an integral part of the inventory management system for new and used vehicles and vehicle parts.

    ACHIEVING HIGH LEVELS OF CUSTOMER SATISFACTION. Customer satisfaction and a dealer's reputation for fairness are key competitive factors and are crucial for establishing long-term customer loyalty. The Company's sales process is intended to satisfy customers by providing high-quality vehicles that customers can afford. A customer's experience with the parts and service departments at the Company's dealerships can also positively influence overall satisfaction. The Company strives to train its service managers as professionals, employs state-of-the-art service equipment, maintains a computer-managed inventory of replacement parts, and provides clean service and waiting areas to enhance customers' post-sale experience.

GROWTH STRATEGY

    The Company intends to expand its business by acquiring additional dealerships and seeks to improve their profitability through implementation of the Company's business strategies. The Company believes that its management team has considerable experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations. Based on trends affecting automobile dealerships, the Company also believes that an increasing number of acquisition opportunities will become available to the Company.

    Although it plans to evaluate acquisition candidates on a case-by-case basis, the Company intends to make acquisitions primarily in selected cities in the Western and Southern regions of the United States where there are fewer dealerships relative to the size of the population than the national average. Although it may pursue other acquisition opportunities, as part of its strategy to acquire a leading market share in a given area, the Company intends to focus its efforts on dealer groups that own multiple franchises in a single city, as well as on large, single-dealer franchises possessing significant market share. Other criteria for evaluating potential acquisitions will include a dealership or dealer group's current profitability, the quality of its management team, its local reputation with customers and its location along an interstate highway or principal thoroughfare.

    Upon completion of each acquisition, the Company plans to implement its sales methods and philosophy, computer-supported management system and profit-based compensation plan in an effort to enhance the acquired dealership's overall profitability. Cross-Continent intends to focus initially on any underperforming departments within the acquired entity that the Company believes may yield the most rapid marginal improvements in operating results. The Company anticipates that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. There can be no assurance, however, that the profitability of any acquired dealership will equal that achieved to date by the Company's existing dealerships. See "Risk Factors -- Risks Associated with Expansion."

                                  THE OFFERING


Common Stock offered..............  3,675,000 shares (1)
Common Stock to be outstanding
  after the Offering..............  13,800,000 shares (2)
Use of proceeds...................  The net proceeds of the Offering will be used to finance the pending  acquisition  of  Hickey  Dodge  and  future
                                    acquisitions,  repay debt  and provide  cash for working
                                    capital and general corporate purposes.
New York Stock Exchange symbol....  XC


- ---------

(1) Does not include up to an aggregate of 551,250 Shares that may be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option. See "Principal Stockholders" and "Underwriters."


(2) Excludes (i) 1,380,000 shares of Common Stock reserved for future issuance under the Company's stock option plan, including an option to purchase 7,692 shares of Common Stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price, and (ii) 130,308 shares of Common Stock issuable upon the exercise of other options that will have an exercise price equal to the initial public offering price. See "Management -- Stock Option Plan" and "Certain Transactions."

                        SUMMARY COMBINED FINANCIAL DATA

    The following summary historical and pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial
Statements of the Company and the related notes and "Pro Forma Combined Financial Data" included elsewhere in this Prospectus.

                                                                                                        SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED DECEMBER 31,                          JUNE 30,
                                  ------------------------------------------------------------------  --------------------
                                                                                             PRO
                                                         ACTUAL                           FORMA (1)          ACTUAL
                                  -----------------------------------------------------  -----------  --------------------
                                    1991       1992       1993       1994       1995        1995        1995       1996
                                  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..................    $74,925  $ 125,183  $ 165,364  $ 181,768  $ 236,194    $416,943    $112,344   $141,241
Gross profit....................     10,839     18,502     25,738     28,322     37,492      60,758      17,874     21,320
Operating income (2)(3).........      2,355      3,369      5,016      5,683      6,593      12,634       3,290      3,977(4)
Net income (3)..................        849        956      1,995      2,382      2,195       5,871       1,105      1,029
Net income per share (5)........                                                              $0.43
Weighted average shares
 outstanding (5)................                                                             13,800


                                      PRO
                                   FORMA (1)
                                  -----------
                                     1996
                                  -----------

STATEMENT OF OPERATIONS DATA:
Total revenues..................    $211,919
Gross profit....................      32,160
Operating income (2)(3).........       6,989 (4)
Net income (3)..................       3,193
Net income per share (5)........       $0.23
Weighted average shares
 outstanding (5)................      13,800



                                                                                                        AS OF
                                                                                                    JUNE 30, 1996
                                                                                     AS OF      ----------------------
                                                                                 DECEMBER 31,                  PRO
                                                                                     1995        ACTUAL     FORMA(1)
                                                                                 -------------  ---------  -----------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................................................    $     536    $   2,044   $  31,557
Total assets...................................................................       83,407       80,888     109,993
Long-term debt.................................................................       11,859       11,131      11,131
Stockholders' equity...........................................................        7,101        9,479      52,260


- ------------
(1) For information regarding the pro forma adjustments made to the Company's historical financial data, see "Pro Forma Combined Financial Data."
(2) Operating income is defined as income before income taxes, interest income and interest expense.

(3) During the six months ended June 30, 1996, the Company recognized a non-cash expense of approximately $1.1 million relating to employee stock compensation in connection with the issuance of 303,750 shares of Common Stock issued for $250,000 to Ezra P. Mager, the Company's Vice Chairman, pursuant to an agreement dated April 1, 1996 (the "Executive Purchase"). During the six months ended June 30, 1996, the Company also recognized a compensation expense of $600,000 relating to a bonus paid to Emmett M. Rice, Jr., the Company's Senior Vice President and Chief Operating Officer (the "Executive Bonus") in connection with the Reorganization (as defined below). Excluding the non-cash expense and compensation expense, actual operating income and net income for the six months ended June 30, 1996 would have approximated $5.7 million and $2.5 million, respectively.

(4) Prior to 1996 the Company paid the Gilliland Group Family Partnership ("GGFP") an annual management fee for executive management services. This fee was generally based upon profits earned by the Company and the level of management services rendered by GGFP. As of January 1, 1996 the Company no longer pays management fees to GGFP. Management fees for the year ended December 31, 1995, and for the six months ended June 30, 1995 approximated $4.3 million and $2.2 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 17 to the Notes to the Combined Financial Statements.

(5) Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Reorganization (as defined below) and the Offering is not comparable with the capital structure that will exist subsequent to these events. Pro forma earnings per share are based upon the assumption that 13,800,000 shares of Common Stock are outstanding for each period. This amount represents the total number of Shares to be issued in the Offering (3,675,000), the number of shares of Common Stock owned by the Company's stockholders immediately following the Reorganization (9,821,250) and the number of shares of Common Stock (303,750) issued in connection with the Executive Purchase. See "Certain Transactions," "Principal Stockholders" and Note 15 to the Notes to Combined Financial Statements.


    THE COMPANY WAS FORMED IN MAY 1996 AND IN JUNE 1996 ACQUIRED (THE "REORGANIZATION") ALL OF THE CAPITAL STOCK OF MIDWAY CHEVROLET, INC., PLAINS CHEVROLET, INC., WESTGATE CHEVROLET, INC., QUALITY NISSAN, INC., PERFORMANCE NISSAN, INC., PERFORMANCE DODGE, INC., WORKING MAN'S CREDIT PLAN, INC. AND ALLIED 2000 COLLISION CENTER, INC. ALL OF THESE SUBSIDIARIES WERE CONTROLLED BY MR. GILLILAND PRIOR TO THE REORGANIZATION. MR. GILLILAND WILL REMAIN THE PRINCIPAL STOCKHOLDER OF THE COMPANY IMMEDIATELY FOLLOWING THE OFFERING. SEE "CERTAIN TRANSACTIONS" AND "PRINCIPAL STOCKHOLDERS."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW.

COMPETITION


    Automobile retailing is a highly competitive business with over 22,000 franchised automobile dealerships in the United States at the beginning of 1996. The Company's competitors include automobile dealers (which may be larger, and have greater financial and marketing resources, than the Company), private market buyers and sellers of used vehicles, used vehicle dealers, other franchised dealers, service center chains and independent service and repair shops. Gross profit margins on sales of new vehicles have been declining since 1980, and the new and used car market faces increasing competition from non-traditional sources such as independent leasing companies, used-car "superstores," which use sales techniques such as one price shopping, and the Internet. Several groups have recently announced plans to establish nationwide networks of used vehicle superstores. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by dealers for the Saturn Division of General Motors Corporation ("General Motors" or "GM"). Some of the recent market entrants may be capable of operating on smaller gross margins compared to the Company. The increased popularity of short-term leases also has resulted, as the leases have expired, in a large increase in the number of late model vehicles available in the market from sources other than franchised dealers. As the Company seeks to acquire dealerships in new markets, it may face significant competition (including from other large dealer groups) as it strives to gain market share.



    The Company is the exclusive Chevrolet dealer in Amarillo and has the leading position in the Amarillo market. In 1995, the Company derived approximately 71% of its gross profit from its three Chevrolet dealerships in Amarillo. The Company could be materially adversely affected if Chevrolet awarded additional dealership franchises to others in the Amarillo market, although the Company does not anticipate such awards will be made, or if other automobile dealerships increased their market share in the area. The Company's gross margins may decline over time as it expands into markets where it does not have a leading position. These and other competitive pressures could adversely affect the Company's results of operations.


DEPENDENCE ON AUTOMAKERS

    As a franchised dealer, the Company's success depends upon the popularity and availability of vehicles it is authorized to sell. For example, light trucks, in general, and the Chevrolet Suburban and Tahoe models, in particular, are currently popular with consumers in the Amarillo market, and the Company typically earns a higher gross profit margin on new trucks than on many new cars sold by the Company. If consumer preferences for these models change or the Company is unable to obtain a sufficient supply of these vehicles, the Company's sales could decline and its results could be adversely affected. Because approximately 71% of the Company's 1995 gross profit was attributable to the Company's Chevrolet dealerships, the Company currently is particularly dependent upon the continued popularity of models offered by Chevrolet and on Chevrolet's ability to provide it with the appropriate inventory.

    Domestic automakers are also vulnerable to strikes and other labor actions by unions which could reduce or eliminate the supply of new vehicles for a period. For example, workers at two of GM's parts plants went on strike for 17 days during March 1996, causing a material drop in GM's first quarter vehicle production. The current collective bargaining agreements between the United Automobile Workers Union and each of General Motors and Chrysler Corporation ("Chrysler") are scheduled to expire on September 14, 1996, and GM or Chrysler may be the target of a strike. These automakers may not be able to negotiate new collective bargaining agreements without experiencing significant labor stoppages that could limit or interrupt the production or distribution of these automakers' new vehicles. The Company believes that it has been materially affected in the past by labor actions such as the strike against GM in March 1996. Due to the automakers' inability to provide the Company with a sufficient supply of new vehicles and parts during such periods, the Company has purchased, and in the event of another such strike may need to purchase, inventory from other automobile dealers, often at prices higher than it would be required to pay to the automakers, in order to carry an adequate level and mix of inventory. Such events could materially adversely affect the financial results of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- First Six Months 1996 versus First Six Months 1995."

MATURE INDUSTRY; CYCLICAL AND LOCAL NATURE OF AUTOMOBILE SALES


    The American automobile dealership industry generally is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. In many mature local and regional retail markets, sales of new vehicles have fluctuated in recent years. As a consequence, growth in the Company's revenues and earnings and the market value of the Common Stock are likely to be significantly affected by the Company's success in acquiring and integrating dealerships and the pace and size of such acquisitions. The Company believes that the automobile dealership business in the Amarillo area also is mature and that, although the Oklahoma City automobile dealership market may experience some growth, it is not likely to expand significantly. The automobile industry historically has experienced periodic downturns, characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary income, interest rates and credit availability. Future recessions may have a material adverse effect on the Company's business and the price of the Common Stock.



    Local economic, competitive and other conditions also affect the performance of dealerships. The Texas Panhandle and Oklahoma experienced a severe drought from October 1995 through June 1996. Although the Company's sales during this period were not significantly affected by the drought, such a weather condition could have a material adverse effect on the business of the Company in the future.


RISKS ASSOCIATED WITH EXPANSION

    The Company's future growth will depend in large part on its ability to acquire additional dealerships. In pursuing a strategy of acquiring other dealerships, the Company will face risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher capital expenditures and operating expenses, failing to assimilate the operations and personnel of the acquired dealerships, disrupting the Company's ongoing business, dissipating the Company's limited management resources, failing to maintain uniform standards, controls and policies, and impairing relationships with employees and customers as a result of changes in management. The Company expects that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. During the early part of this integration period the operating results of an acquired dealership may decrease from results attained prior to the acquisition as the Company implements its strategies and systems. For the first six months of 1996, the financial performance of the two Oklahoma City dealerships acquired in 1995 has been below the Company's financial results in the Amarillo market and below the Oklahoma City dealerships' performance for the first six months of 1995. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with such acquisitions, including in connection with its two dealerships acquired in 1995 or its pending acquisition of Hickey Dodge. See "Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy -- Acquisitions."

    Acquiring additional dealerships, as the Company intends, will have a significant impact on the Company's financial position, and could cause substantial fluctuations in the Company's quarterly and yearly operating results. Acquisitions could result in significant goodwill and intangible assets, which are likely to result in substantial amortization charges to the Company that would reduce stated earnings.

AVAILABILITY OF ACQUISITION CANDIDATES; NEED FOR FINANCING AND POSSIBLE DILUTION THROUGH ISSUANCE OF STOCK


    The Company's ability to continue to grow through the acquisition of additional dealerships will be dependent upon (i) the availability of suitable candidates, (ii) receiving automaker approval of acquisitions, (iii) the Company's ability to compete effectively for available dealerships and (iv) the availability of capital to complete the acquisitions. See "Business -- Growth Strategy -- Acquisitions." The Company's future growth through acquisitions will depend in part upon its ability to obtain the requisite automaker approvals. The Company believes that, currently, at least one major automaker would not approve acquisitions of its dealerships by the Company because it has expressed opposition to public ownership of its dealerships. Alternatively, one or more automakers may attempt to impose further restrictions on the Company in connection with their approval of an acquisition. See " -- Automaker Control Over Dealerships." In connection with the Offering, the Company anticipates entering into a new "Dealer Agreement" with Chrysler's Dodge division, under which the Company will agree not to acquire any additional Chrysler dealership in the Oklahoma City market without Chrysler's approval and acknowledge that Chrysler will have "good cause" to withhold its consent to any such acquisition (other than the acquisition of Hickey Dodge).



    The Company intends to finance acquisitions with cash on hand (including the proceeds of the Offering) and through issuances of stock or debt securities. The Company may require substantial additional capital in order to continue to acquire dealerships in the future. Using cash to complete acquisitions could substantially limit the Company's financial flexibility. Using stock to consummate acquisitions may result in significant dilution of shareholders' interest in the Company. Under Dealer Agreements with the Nissan division of Nissan Motors Corp. U.S.A. ("Nissan") that the Company anticipates will be in effect upon completion of the Offering, the Company's Nissan franchises may be terminated if, without Nissan's prior approval, Mr. Gilliland's ownership of Common Stock falls below 20% of the total number of shares of Common Stock issued and outstanding. See "Business -- Vehicle and Parts Suppliers -- Relationships with Automakers." Although after the Offering Mr. Gilliland will beneficially own approximately 50% of the Common Stock outstanding (approximately 47% if the Underwriters' over-allotment option is exercised in full), this provision of the Nissan Dealer Agreement could limit the Company's ability to issue additional shares of Common Stock to complete acquisitions. Using debt to complete acquisitions could result in financial covenants that limit the Company's operating and financial flexibility. In addition, substantially all of the assets of the Company's dealerships are pledged to secure the Company's floor plan debt with General Motors Acceptance Corporation ("GMAC"), amounting to $36.2 million as of June 30, 1996, which may impede the Company's ability to borrow from other sources. The Company does not have any commitments from prospective lenders with respect to acquisition financing, and there can be no assurance that sufficient financing will be available on acceptable terms in the future. If the Company is unable to obtain additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect the Company's business and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation --
Liquidity and Capital Resources" and "Business -- Growth Strategy -- Acquisitions."


CONCENTRATION OF VOTING POWER AND ANTI-TAKEOVER PROVISIONS


    Following the Offering, through their ownership of approximately 73% of the outstanding Common Stock (approximately 69% if the Underwriters' over-allotment option is exercised in full), the current owners of the Company will continue to control the election of all directors and all other actions submitted to a vote of the Company's stockholders, including significant corporate actions. Other stockholders (including purchasers of the Shares) will not have the voting power to elect directors or make corporate decisions. This concentration of voting power in current owners may, among other things, have the effect of delaying or preventing a change in control of the Company or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of the Company.


    Certain agreements and corporate documents and Delaware law also make it difficult for a third party to try to unilaterally acquire a significant ownership position in the Company, including:


       (i) The Company's Dealer Agreements with General Motors' Chevrolet division and with Nissan put the Company at risk of losing its
    Chevrolet or Nissan franchises if any person or entity acquires 20% or more of the Common Stock without Chevrolet's or Nissan's approval, as the case may be. In addition, under its Dealer Agreement with the Dodge division of Chrysler, the Company could lose its Dodge dealership upon any change in the ownership of a controlling number of shares in the Company. See "Business -- Vehicle and Parts Suppliers -- Relationships with Automakers."


       (ii)Under Dealer Agreements with Nissan that the Company anticipates will be in effect upon completion of the Offering, the Company's Nissan franchises may be terminated if, without Nissan's prior approval, Mr. Gilliland's ownership of Common Stock falls below 20% of the total number of shares of Common Stock issued and outstanding or Mr. Gilliland ceases to be the Chief Executive Officer of the Company. See "Business -- Vehicle and Parts Suppliers -- Relationships with Automakers."

       (iii)
           Certain provisions of the Company's Certificate of Incorporation and Bylaws (a) allow the Company to issue preferred stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, (b) provide for a classified board of directors with staggered three-year terms and (c) impose procedural requirements that could make it more difficult for stockholders of the Company to effect certain corporate actions. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. See "Description of Capital Stock -- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

       (iv)Under the Company's Rights Agreement, shareholders (other than certain prospective acquirors) are entitled to purchase Common Stock at a discount or shares in the prospective acquiror at a discount upon certain acquisitions of 19.9% or more of the Common Stock or a merger of the Company or similar transaction. The Company may, at the discretion of the Board of Directors, lower this threshold to as low as 10%. See "Description of Capital Stock -- Stockholders' Rights Plan."

       (v) Under the Company's Stock Option Plan, options outstanding thereunder become immediately exercisable upon a "change in control" or certain mergers or reorganizations of Cross-Continent Auto. See "Management -- Stock Option Plan."

    The blank check preferred stock authorized under the Company's Certificate of Incorporation gives the Board of Directors of the Company broad discretion with respect to the creation and issuance of preferred stock without stockholder approval. The issuance of such preferred stock may delay, defer or prevent a change of control of the Company and may adversely affect the rights of the holders of Common Stock. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock.

LIMITED MANAGEMENT AND PERSONNEL RESOURCES

    The Company's success depends to a significant degree upon the continued contributions of its management team (particularly its senior management) and service and sales personnel. In addition, as the Company expands it may need to hire additional managers. The Company's employees may voluntarily terminate their employment with the Company at any time. The market for qualified employees in the industry and in the regions in which the Company operates, particularly for general managers, is highly competitive. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance for any of its officers or other employees.

LACK OF INDEPENDENT DIRECTORS

    At the time it completes the Offering, the Company will not have any outside membership on its Board of Directors. Although it anticipates naming at least two outside directors following completion of the Offering, such directors will not constitute a majority of the Board, and the Company's Board of Directors may not consist of such a majority in the future. In the absence of a majority of independent directors, the Company's executive officers, who also are principal stockholders and directors, could establish policies and enter into transactions without independent approval of the terms and purposes of such policies and transactions. In addition, although the Company will establish an audit committee, which will consist entirely of outside directors, and a compensation committee, which will consist of at least two outside directors, until those committees are established, transactions and compensation policies could be established without an independent review. These and other transactions could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

AUTOMAKER CONTROL OVER DEALERSHIPS

    Historically, automakers have exercised significant control over dealerships and have restricted them to specified locations and retained approval rights over changes in management and ownership. The Company's ability to expand will depend, in part, on obtaining the consent of automakers to the Company's acquisitions of new dealerships, including the acquisition of Hickey Dodge, which the Company currently anticipates acquiring with a portion of the net proceeds from the Offering. While the Company's acquisitions to date have been approved and the Company has not been materially adversely affected by the other limitations imposed by automakers, there can be no assurance that the Company will be able to obtain future necessary approvals on acceptable terms or not be materially adversely affected by other limitations in the future.


    The Company is dependent to a significant extent on its ability to finance the purchase of new and used vehicles, which involves significant floor plan financing principally from GMAC, an affiliate of General Motors. Many automakers also attempt to measure customers' satisfaction with their sales and service experience and may limit vehicle inventory allocations or deny approval of future acquisitions if dealerships fail to meet certain standards. To date, the Company has not been adversely affected by these standards and has not been denied approval of any acquisition. However, there can be no assurance that the Company will be able to comply with such standards in the future, which may materially adversely affect the Company.



    The Company operates its dealerships under "Dealer Agreements" with automakers that, like the dealer agreements of other automobile dealers, provide for termination for a variety of causes. The Company believes that it has been and is in material compliance with all of its Dealer Agreements. Certain of the Company's Dealer Agreements provide that the Company may lose its franchise if any one person acquires 20% or more of the outstanding Common Stock of the Company. See " -- Concentration of Voting Power and Anti-Takeover Provisions." Any such acquisition of shares of the Company's Common Stock may be outside the control of the Company and could result in the termination or non-renewal of one or more of its franchises. In connection with the Offering, the Company has been informed that its current Dealer Agreements with Nissan will be replaced with agreements imposing several additional terms. One of these terms will be that the continuation of each of these Dealer Agreements by Nissan may be contingent upon, among other things, the Company's achievement of stated goals for market share penetration in the market served by the applicable dealership. Failure to meet the market share goals set forth in any Nissan Dealer Agreement could result in the imposition of additional conditions in subsequent Dealer Agreements or termination of such Dealer Agreement by Nissan. The Company's Dealer Agreements with General Motors expire in or about the year 2000, and its Dealer Agreements with its other automakers currently have no stated expiration date. The Company currently believes that, as it has done in prior years, it will be able to renew all of the Dealer Agreements upon expiration, but no such assurance can be given. See "Business -- Vehicle and Parts Suppliers."


GOVERNMENTAL REGULATIONS

    The Company is subject to a wide range of federal, state and local regulations, such as local licensing requirements, consumer protection laws and rules relating to gasoline storage, waste treatment and other environmental matters. Future acquisitions by the Company may also be subject to regulation, including antitrust reviews. The Company believes that it substantially complies with all applicable laws relating to its business, but future regulations may be more stringent and require the Company to incur significant additional costs.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or continue after the Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company and representatives of the Underwriters. Because the Company will be one of the first public companies dedicated to the retail auto dealership business, these representatives will not be able to use the market prices of other companies in the same industry as a benchmark in setting the initial public offering price. See "Underwriters" for a discussion of the factors considered in determining the initial public offering price. Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in local or general economic conditions or developments affecting the automobile industry, the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. Sales of substantial amounts of the Common Stock by the Company's principal stockholders or others in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through sales of its equity securities. As a result of all of these factors, as well as other factors common to initial public offerings, the market price could fluctuate substantially from the offering price.

                              RECENT DEVELOPMENTS


    In June 1996, as part of its acquisition growth strategy, the Company entered into an agreement to purchase substantially all of the operating assets and the dealership franchise of Hickey Dodge, which is located in the Oklahoma City market and, according to WARD'S DEALER BUSINESS, is one of the largest Dodge dealerships in the United States. For its acquisition of Hickey Dodge, the Company has agreed to pay $13.85 million in cash. In addition, the Company has agreed to purchase the new vehicle inventory of Hickey Dodge at the seller's cost and may purchase some or all of the used vehicle inventory at a price to be agreed. The purchase of the new vehicle inventory will be financed through floor plan financing. The acquisition is subject to customary closing conditions, including the receipt of approval from the Dodge division of Chrysler. Although there can be no assurance that such approval will be obtained or that the closing will occur, the Company anticipates completing the acquisition on or about October 1, 1996.



    In 1994 and 1995, Hickey Dodge experienced profit margins significantly below the Company's historical margins. Based on its discussions with management of Hickey Dodge, the Company believes that, in 1994, Hickey Dodge aggressively pursued a strategy to maximize sales, which included promotional activities and guarantees of consumer vehicle loans. In particular, Hickey Dodge heavily promoted an attempt to set the record for monthly unit sales volume by any U.S. automobile dealership and sold 2,815 units in June 1994, compared to an average of approximately 1,000 units per month for the remainder of 1994. The default rates on loans guaranteed by Hickey Dodge and F&I charges relating to 1994 sales significantly exceeded management expectations and, together with $938,000 in bonuses paid to the owner and general manager of Hickey Dodge, negatively affected profitability, resulting in pre-tax income of $593,000 on revenues of $167.5 million in 1994. In 1995, revenues declined by 27.0% to $122.2 million. The Company believes that this reduction in sales was largely due to reduced promotional activities, difficulty by Hickey Dodge in obtaining an appropriate mix of new vehicles and a general downturn in the Oklahoma City market due to the bombing of the Federal Building in April. Although loan guarantees were curtailed in early 1995, the earnings of Hickey Dodge continued to be adversely affected as repossessed vehicles relating to loans originated in 1994 were sold in 1995. As a result of these and other factors, pre-tax income for 1995 was only $565,000. The Company is not assuming any liability regarding credit guarantees provided by Hickey Dodge prior to the acquisition and does not intend to provide such loan guarantees once the acquisition is completed. In the first six months of 1996, Hickey Dodge's pre-tax margins improved from the corresponding period in 1995. Revenues at Hickey Dodge for the first six months of 1996 were $70.7 million, a 12.4% increase from the prior year period, and pre-tax income increased to $3.3 million from $167,000 for the first six months of 1995. Based on its discussions with Hickey Dodge, the Company believes that revenues of Hickey Dodge increased because of a better mix of vehicles sold and that pre-tax income increased largely because of the absence of the negative factors that affected 1995 results.



    The Company estimates that, including the sales of Hickey Dodge, its combined market share of total new vehicle unit sales in Oklahoma City would have increased from approximately 4.5% to approximately 8.8% overall for 1995. In addition to increasing its market share, the Company believes that the acquisition of Hickey Dodge will provide the Company with the opportunity to benefit from the economies of scale that it seeks in expanding its local presence in targeted markets.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $42.8 million, assuming an initial public offering price of $13.00 per share. The Company intends to apply $13.85 million of the net proceeds to purchase Hickey Dodge. The Company also may apply a portion of the net proceeds to the purchase of some or all of the used vehicle inventory of Hickey Dodge at a price to be agreed. Although the purchase of Hickey Dodge is contingent on receiving approval from the Dodge division of Chrysler, the Company expects to complete the acquisition on or about October 1, 1996. See "Recent Developments." Prior to the acquisition of Hickey Dodge, the Company intends to invest the proceeds to be used for that acquisition in a short-term, interest-bearing account.



    The Company also intends to apply approximately $25 million of the net proceeds to repay a majority of its vehicle financing indebtedness owed to GMAC. Such indebtedness accrues interest as of August 1, 1996 at an annual rate equal to 8.0%. At June 30, 1996, this debt totaled $36.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



    The Company intends to use the remaining expected net proceeds of $3.9 million for working capital and other general corporate purposes, including future acquisitions.



    The Company will not receive any of the proceeds from any sale of Shares pursuant to any exercise of the Underwriters' over-allotment option.


                                DIVIDEND POLICY

    The Company does not intend to pay cash dividends to holders of Common Stock for the foreseeable future. Instead, the Company intends to apply earnings, if any, to finance the growth of Cross-Continent. Any future determination to pay cash dividends on Common Stock will be at the discretion of the Board of Directors, will be subject to certain limitations under the General Corporation Law of the State of Delaware and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant, including any restrictions contained in any future debt facilities. See "Management's Discussion and Analysis of
Financial   Condition  and  Results  of  Operations  --  Liquidity  and  Capital
Resources."

                                 CAPITALIZATION


    The following table sets forth the cash and cash equivalents, short-term debt and total capitalization of the Company at June 30, 1996, (i) including the effect of the Reorganization and excluding the effect of the Offering and (ii) on a pro forma basis, as adjusted to reflect the sale by the Company of 3,675,000 shares of Common Stock pursuant to the Offering (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds to be received by the Company. This table should be read in conjunction with the Combined Financial Statements and related notes and "Pro Forma Combined Financial Data" appearing elsewhere in this Prospectus. See also "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."



                                                                                               JUNE 30, 1996
                                                                                          ------------------------
                                                                                           ACTUAL    PRO FORMA(1)
                                                                                          ---------  -------------
                                                                                               (IN THOUSANDS)
Cash and cash equivalents...............................................................  $   8,892   $     8,892(1)
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Short-term debt:
  Floor plan debt.......................................................................  $  36,177   $    26,432(1)
  Due to affiliates.....................................................................      4,620           689(1)
  Current maturities of long-term debt..................................................      1,543         1,543
                                                                                          ---------  -------------
      Total short-term debt.............................................................  $  42,340   $    28,664
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Long-term debt, excluding current maturities............................................  $  11,131   $    11,131
                                                                                          ---------  -------------
Stockholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares authorized;
   no shares issued and outstanding.....................................................     --           --
  Common Stock, $.01 par value, 100,000,000 shares authorized;
   10,125,000 shares issued and outstanding, actual;
   13,800,000 shares issued and outstanding, as adjusted (2)............................        101           138
  Paid-in capital.......................................................................      2,312        45,056
  Retained earnings.....................................................................      7,066         7,066
                                                                                          ---------  -------------
      Total stockholders' equity........................................................      9,479        52,260
                                                                                          ---------  -------------
        Total capitalization............................................................  $  20,610   $    63,391
                                                                                          ---------  -------------
                                                                                          ---------  -------------


- ------------


(1) Approximately $13.85 million of the net proceeds of the Offering will be used to acquire the assets (excluding vehicle inventory) of Hickey Dodge. Approximately $25.0 million of the net proceeds of the Offering will be used to reduce floor plan debt, partially offset by approximately $15.3 million in additional floor plan debt that will be used to acquire the Hickey Dodge new vehicle inventory. The remainder of the estimated net proceeds, approximately $3.9 million, will be invested in an account with GMAC (the "GMAC Deposit Account") and in other cash equivalents. The reduction in "due to affiliates" represents the remittance of funds that have been advanced to the Company by affiliates to invest in the GMAC Deposit Account. See "Certain Transactions" and "Use of Proceeds."


(2) If the over-allotment option is exercised, the number of issued and outstanding shares of Common Stock will not increase because only shares of Common Stock owned by the Selling Stockholders are subject to such option. See "Principal Stockholders." Excludes (i) 1,380,000 shares of Common Stock reserved for future issuance under the Company's stock option plan, including an option to purchase 7,692 shares of Common Stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price, and (ii) 130,308 shares of Common Stock issuable upon the exercise of other options which have an exercise price equal to the initial public offering price. See "Management -- Stock Option Plan" and "Certain Transactions."

                                    DILUTION


    The net tangible book value of the Company at June 30, 1996 was $2,138,000, or $.21 per share of Common Stock. Net tangible book value per share represents the amount of the Company's net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding at that date. After giving effect to the sale by the Company of 3,675,000 shares of Common Stock pursuant to the Offering (based upon an assumed initial public offering price of $13.00 per share and after deducting estimated offering expenses payable by the Company) and the acquisition of Hickey Dodge, the Company's pro forma net tangible book value at June 30, 1996 would have been $32,651,000 or $2.37 per share. This represents an immediate increase in the net tangible book value of $2.16 per share to existing stockholders and an immediate dilution of $10.63 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share...................             $   13.00
  Net tangible book value per share before the Offering...........  $    0.21
  Increase per share attributable to new investors................       2.16
Pro forma net tangible book value per share after the Offering....                  2.37(1)
                                                                               -----------
Dilution per share to new investors(2)............................             $   10.63
                                                                               -----------
                                                                               -----------


- ------------
(1) Includes the pro forma effect on net tangible book value of the Hickey Dodge acquisition.

(2) Dilution is determined by subtracting the net tangible book value per share of Common Stock after the Offering from the public offering price per share.



    The following table summarizes, on a pro forma basis as of June 30, 1996 (assuming the Offering had been completed at that date), the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing 3,675,000 shares of Common Stock from the Company in this Offering at an assumed initial public offering price of $13.00 per share:



                                                  SHARES PURCHASED             TOTAL CONSIDERATION
                                            ----------------------------  -----------------------------  AVERAGE PRICE
                                                NUMBER         PERCENT         AMOUNT         PERCENT      PER SHARE
                                            ---------------  -----------  ----------------  -----------  --------------
Existing Stockholders.....................    10,125,000(1)       73.4%   $   9,479,000(2)       16.6%    $    0.94
New Investors.............................     3,675,000          26.6       47,775,000          83.4         13.00
                                            ---------------      -----    ----------------      -----
  Total...................................    13,800,000         100.0%   $  57,254,000         100.0%
                                            ---------------      -----    ----------------      -----
                                            ---------------      -----    ----------------      -----


- ------------


(1) Excludes 138,000 shares of Common Stock that may be issued upon the exercise at the initial public offering price of options to be granted immediately prior to completion of the Offering.

(2)  Net book value at June 30, 1996.

                        SELECTED COMBINED FINANCIAL DATA

    The selected combined statement of operations and balance sheet data for the three years in the period ended December 31, 1995 are derived from the Company's audited financial statements. The selected combined statement of operations and balance sheet data for the two years in the period ended December 31, 1992 are based on the Company's unaudited financial statements. The selected combined results of operations data for the six months ended June 30, 1995 and 1996 and the balance sheet data at June 30, 1996 are derived from the unaudited financial statements of the Company and, in the opinion of management, reflect all adjustments necessary for a fair presentation of its results of operations and financial condition. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. This selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes included elsewhere in this Prospectus.


                                                                                                SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                        JUNE 30,
                                      -----------------------------------------------------  ----------------------
                                        1991       1992       1993       1994      1995(1)    1995(2)      1996
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                     (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Vehicle sales.....................  $  66,289  $ 113,072  $ 150,205  $ 163,721  $ 212,984  $ 101,464  $   125,900
  Other operating revenue...........      8,636     12,111     15,159     18,047     23,210     10,880       15,341
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
        Total revenues..............     74,925    125,183    165,364    181,768    236,194    112,344      141,241
Cost of sales.......................     64,086    106,681    139,626    153,446    198,702     94,470      119,921
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
Gross profit........................     10,839     18,502     25,738     28,322     37,492     17,874       21,320
Selling, general and
 administrative.....................      7,278     12,813     17,194     18,522     25,630     11,958       15,695
Depreciation and amortization.......        408        731        992        934        951        471          549
Management fees (3).................        798      1,589      2,536      3,183      4,318      2,155      --
Employee stock compensation (4).....     --         --         --         --         --         --            1,099
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
Operating income....................      2,355      3,369      5,016      5,683      6,593      3,290        3,977(5)
Interest expense, net...............     (1,008)    (1,852)    (1,848)    (1,950)    (3,088)    (1,526)      (1,724)
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
Income before income taxes..........      1,347      1,517      3,168      3,733      3,505      1,764        2,253
Income tax expense..................        498        561      1,173      1,351      1,310        659        1,224
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net income (6)......................  $     849  $     956  $   1,995  $   2,382  $   2,195  $   1,105  $     1,029
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                      ---------  ---------  ---------  ---------  ---------  ---------  -----------


                                                            AS OF DECEMBER 31,
                                           -----------------------------------------------------      AS OF
                                             1991       1992       1993       1994       1995     JUNE 30, 1996
                                           ---------  ---------  ---------  ---------  ---------  -------------
                                                                      (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Working capital..........................  $   1,274  $       8  $     135  $      50  $     536    $   2,044
Total assets.............................     33,693     38,191     43,513     47,579     83,407       80,888
Long-term debt...........................      7,391      9,034      7,887      7,150     11,859       11,131
Total liabilities........................     34,119     37,661     40,774     42,538     76,306       71,409
Stockholders' equity.....................       (426)       530      2,739      5,041      7,101        9,479

- ------------
(1) The results for the year ended December 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995, and the results of Performance Dodge, Inc. from the date of acquisition, December 4, 1995.
(2) The results for the six months ended June 30, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995.
(3) As of January 1, 1996, the Company no longer pays management fees to GGFP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Pro Forma Combined Financial Data."

(4) Represents a non-cash expense relating to employee stock compensation that the Company recognized in the second quarter of 1996 in connection with the Executive Purchase. This non-cash expense represents the difference, as of April 1, 1996, between the Company's estimate of the fair value of the Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.


(5) In addition to the non-cash expense in connection with the Executive Purchase (see footnote (4) above), during the six months ended June 30, 1996, the Company recognized a compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, actual operating income and net income for the six months ended June 30, 1996 would have approximated $5.7 million and $2.5 million, respectively.

(6) Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Offering is not comparable with the capital structure that will exist subsequent to the Offering.

                       PRO FORMA COMBINED FINANCIAL DATA

    The following unaudited pro forma combined statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996 reflect the historical accounts of the Company for those periods, adjusted to give pro forma effect to the December 1995 acquisition of Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.), the pending acquisition of Hickey Dodge (which is contingent upon, among other things, the successful completion of the Offering), the Reorganization and the Offering, as if these transactions had occurred at the beginning of each period presented.

    The following unaudited pro forma combined balance sheet as of June 30, 1996 reflects the historical accounts of the Company as of that date adjusted to give pro forma effect to the pending acquisition of Hickey Dodge and the Offering as if they had occurred as of June 30, 1996.

    The pro forma combined financial data and accompanying notes should be read in conjunction with the Combined Financial Statements and the related notes of the Company as well as the financial statements and related notes of Jim Glover Dodge, Inc. and Hickey Dodge, all of which are included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma combined financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed and are not intended to project the Company's financial condition on any future date or results of operations for any future period.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31, 1995
                                      ---------------------------------------------------------------------------------------
                                                      ACTUAL                                    PRO FORMA
                                        ACTUAL      PERFORMANCE      ACTUAL       PRO FORMA        FOR           PRO FORMA
                                      COMPANY (1)    DODGE (1)    HICKEY DODGE   ADJUSTMENTS   ACQUISITIONS   ADJUSTMENTS (2)
                                      -----------   -----------   ------------   -----------   ------------   ---------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Vehicle sales.....................   $212,984       $55,498       $111,113       $(4,856)(3)   $374,739         --
  Other operating revenue...........     23,210         8,419         11,108          (533)(3)     42,204         --
                                      -----------   -----------   ------------   -----------   ------------       -------
    Total revenues..................    236,194        63,917        122,221        (5,389)       416,943         --
Cost of sales.......................    198,702        55,370        106,826        (4,713)(3)    356,185         --
                                      -----------   -----------   ------------   -----------   ------------       -------
Gross profit........................     37,492         8,547         15,395          (676)        60,758         --
Selling, general and
 administrative.....................     25,630         7,244         13,149          (510)(3)     45,513             889(4)
Depreciation and amortization.......        951            24            346           401 (3)(6      1,722       --
Management fees.....................      4,318        --             --            --              4,318          (4,318)(7)
                                      -----------   -----------   ------------   -----------   ------------       -------
Operating income....................      6,593         1,279          1,900          (567)         9,205           3,429
Interest expense, net...............     (3,088)         (367)        (1,335)         (479)( )(6)     (5,269)       2,000(4)
                                      -----------   -----------   ------------   -----------   ------------       -------
Income before income taxes..........      3,505           912            565        (1,046)         3,936           5,429
Income tax expense..................      1,310        --             --               159(8)       1,469           2,025(9)
                                      -----------   -----------   ------------   -----------   ------------       -------
Net income..........................   $  2,195       $   912       $    565       $(1,205)      $  2,467         $ 3,404
                                      -----------   -----------   ------------   -----------   ------------       -------
                                      -----------   -----------   ------------   -----------   ------------       -------
Net income per share................
Weighted average shares
 outstanding........................


                                      PRO FORMA
                                      ---------

Revenues:
  Vehicle sales.....................  $374,739
  Other operating revenue...........    42,204
                                      ---------
    Total revenues..................   416,943
Cost of sales.......................   356,185
                                      ---------
Gross profit........................    60,758
Selling, general and
 administrative.....................    46,402(5)
Depreciation and amortization.......     1,722
Management fees.....................     --
                                      ---------
Operating income....................    12,634
Interest expense, net...............    (3,269)
                                      ---------
Income before income taxes..........     9,365
Income tax expense..................     3,494
                                      ---------
Net income..........................  $  5,871
                                      ---------
                                      ---------
Net income per share................  $   0.43(10)
Weighted average shares
 outstanding........................    13,800(10)

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS


                                                                     SIX MONTHS ENDED JUNE 30, 1996
                                                     ---------------------------------------------------------------
                                                                        ACTUAL             PRO FORMA
                                                      ACTUAL(1)     HICKEY DODGE(1)     ADJUSTMENTS(2)     PRO FORMA
                                                     -----------   -----------------   -----------------   ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Vehicle sales....................................   $125,900          $63,539             --             $189,439
  Other operating revenue..........................     15,341            7,139             --               22,480
                                                     -----------        -------             -------        ---------
      Total revenues...............................    141,241           70,678             --              211,919
Cost of sales......................................    119,921           59,838             --              179,759
                                                     -----------        -------             -------        ---------
Gross profit.......................................     21,320           10,840             --               32,160
Selling, general and administrative................     15,695            6,863                 672(4)       23,230
Depreciation and amortization......................        549              133                 160(6)          842
Management fees....................................     --              --                  --                --
Employee stock compensation(5).....................      1,099          --                  --                1,099
                                                     -----------        -------             -------        ---------
Operating income (11)..............................      3,977            3,844                (832)          6,989
Interest expense, net..............................     (1,724)            (558)              1,000(4)       (1,282 )
                                                     -----------        -------             -------        ---------
Income before income taxes.........................      2,253            3,286                 168           5,707
Income tax expense.................................      1,224          --                    1,290(9)        2,514
                                                     -----------        -------             -------        ---------
Net income (11)....................................   $  1,029          $ 3,286             $(1,122)       $  3,193
                                                     -----------        -------             -------        ---------
                                                     -----------        -------             -------        ---------
Net income per share...............................                                                        $   0.23 (10)
Weighted average shares outstanding................                                                          13,800 (10)


- ------------
(1) Actual results of operations reflect the results of operations of the Company for the year ended December 31, 1995 and the six months ended June 30, 1996, of Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.) for the fiscal year ended November 30, 1995 and of Hickey Dodge for the year ended December 31, 1995 and the six months ended June 30, 1996, as applicable.

(2) The Company will use the proceeds from the Offering primarily to acquire dealerships in the future. The pro forma statements of operations shown above assumes that approximately $13.85 million will be used to acquire Hickey Dodge. Until the remaining proceeds are used to acquire other dealerships, the Company intends to reduce floor plan debt by approximately $25.0 million and to invest the remaining proceeds of approximately $3.9 million in the GMAC Deposit Account, which currently pays interest at an annual rate of 8.0%, and in other cash equivalents. See "Use of Proceeds." The pro forma financial information above does not reflect any interest income related to the investment of proceeds in the GMAC Deposit Account or other cash equivalents. Partially offsetting the decrease in floor plan financing will be an increase in floor plan debt to finance the purchase of vehicle inventory related to the Hickey Dodge acquisition. See Notes 2 and 3 to the notes to the Pro Forma Combined Balance Sheet below. Interest expense associated with such debt is reflected in Hickey Dodge's actual results of operations for each period.

(3) Entry reverses the one month of sales and expenses (December 1994) of Performance Dodge, Inc. recorded in its statement of operations for the year ended November 30, 1995.
(4) Reflects the Company's estimate of the net additions to selling, general and administrative expenses and reductions in interest expense which would have occurred if the Offering had been effected as of the beginning of each period and consists of (a) a net increase in management compensation pursuant to new compensation arrangements to be in place subsequent to the Offering, (b) an increase in administrative expenses associated with public ownership of the Company's Common Stock and (c) a net reduction in interest expense reflecting estimated proceeds used to pay down floor plan debt. See "Use of Proceeds." The additional expenses include:

                                                                                                                   SIX MONTHS
                                                                                                YEAR ENDED            ENDED
                                                                                             DECEMBER 31, 1995    JUNE 30, 1996
                                                                                            -------------------  ---------------
     Management compensation..............................................................       $     189          $     322
     Legal and professional...............................................................             300                150
     Shareholder relations................................................................             250                125
     Other................................................................................             150                 75
                                                                                                     -----              -----
                                                                                                 $     889          $     672
                                                                                                     -----              -----
                                                                                                     -----              -----

     The net reduction in interest expense was calculated based on an average reduction in floor plan debt of $25.0 million at the actual interest rate in effect during each respective period.

(5) The pro forma combined statement of operations for the year ended December 31, 1995 excludes a non-cash expense relating to employee stock compensation that the Company recognized in the second quarter of 1996 in connection with the Executive Purchase. This non-cash expense represents the difference, as of April 1, 1996, between the Company's estimate of the fair value of the Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.



                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(6) Reflects additional interest expense, depreciation and amortization as if Performance Dodge, Inc. and Hickey Dodge had been acquired as of January 1, 1995. Additional interest expense of $540,000 for the year ended December 31, 1995 includes interest on debt used to acquire Performance Dodge at a rate of 9.75%. Interest expense associated with floor plan debt has already been reflected in the actual results of operations, thus no additional interest for such debt has been included in the pro forma adjustment. The pro forma depreciation and amortization for the year ended December 31, 1995 primarily reflects additional amortization of approximately $527,000 associated with intangible assets, which assets consist largely of goodwill, resulting from the acquisition of Performance Dodge ($2,700,000) and Hickey Dodge ($12,268,000). Amortization periods range from five to 40 years with the majority of such costs being amortized over a 40-year period. Partially offsetting the increased amortization is a decrease in depreciation expense of approximately $126,000 for certain property and equipment that will not be included in the purchase of Hickey Dodge by the Company. The pro forma adjustment for the six months ended June 30, 1996 reflects increased amortization relating solely to the Hickey Dodge acquisition, of approximately $200,000, partially offset by $40,000 of decreased depreciation.

(7) Reflects elimination of the management fees as discussed under "Certain Transactions" and Note 17 to the Notes to Combined Financial Statements. See footnote (4) above for increase in selling, general and administrative expenses for executive compensation paid to these individuals.

(8) Reflects the estimated income tax effect of the adjustments described in footnotes (3) and (6) above and Performance Dodge, Inc. and Hickey Dodge, as if they were taxable entities for the year ended December 31, 1995, using the Company's incremental tax rate of approximately 37%.

(9) Reflects the estimated income tax effect of the adjustments (i) described in footnotes (4) and (7) above for the year ended December 31, 1995, (ii) described in footnotes (4) and (6) above and (iii) for Hickey Dodge, as if it were a taxable entity, for the six months ended June 30, 1996, in each case using the Company's incremental tax rate of approximately 37%.


(10) Pro forma earnings per share are based upon the assumption that 13,800,000 shares of Common Stock are outstanding for each period. This amount represents the Shares to be issued in the Offering (3,675,000), the number of shares of Common Stock owned by the Company's stockholders immediately following the Reorganization (9,821,250) and the 303,750 shares of Common Stock issued in connection with the Executive Purchase. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.


(11) In addition to the non-cash expense in connection with the Executive Purchase (see footnote (5) above), during the six months ended June 30, 1996, the Company recognized a compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, pro forma operating income and pro forma net income for the six months ended June 30, 1996 would have approximated $8.7 million and $4.7 million, respectively.

                        PRO FORMA COMBINED BALANCE SHEET


                                                                                                AS OF JUNE 30, 1996
                                                                                       -------------------------------------
                                                                                                    PRO FORMA         PRO
                                                                                        ACTUAL     ADJUSTMENTS     FORMA (1)
                                                                                       --------  ---------------   ---------
                                                                                                  (IN THOUSANDS)
                                                           ASSETS
Current Assets:
  Cash and cash equivalents..........................................................  $  8,892   $ --                8,892
  Accounts receivable................................................................    10,664     --               10,664
  Inventories........................................................................    38,416     15,837(2)        54,253
                                                                                       --------  ---------------   ---------
      Total current assets...........................................................    57,972     15,837           73,809
Net property, plant and equipment....................................................    12,213      1,000(2)        13,213
Goodwill, net, and other assets......................................................    10,703     12,268(2)        22,971
                                                                                       --------  ---------------   ---------
    Total assets.....................................................................  $ 80,888   $ 29,105         $109,993
                                                                                       --------  ---------------   ---------
                                                                                       --------  ---------------   ---------
                                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Floor plan debt....................................................................  $ 36,177   $ (9,745)(2)(3)  $ 26,432
  Current maturities of long-term debt...............................................     1,543     --                1,543
  Accounts payable...................................................................     4,796     --                4,796
  Due to affiliates..................................................................     4,620     (3,931)(3)          689
  Accrued expenses and other liabilities.............................................     6,760     --                6,760
  Deferred income taxes..............................................................     2,032     --                2,032
                                                                                       --------  ---------------   ---------
      Total current liabilities......................................................    55,928    (13,676)          42,252
                                                                                       --------  ---------------   ---------
Long-term Liabilities:
  Long-term debt, excluding current maturities.......................................    11,131     --               11,131
  Deferred warranty revenue -- long-term portion.....................................     4,350     --                4,350
                                                                                       --------  ---------------   ---------
      Total long-term liabilities....................................................    15,481     --               15,481
                                                                                       --------  ---------------   ---------
Stockholders' Equity:
  Preferred Stock, $.01 par value, 10,000,000 shares authorized, no shares issued and
   outstanding.......................................................................     --        --                --
  Common Stock, $.01 par value; 100,000,000 shares authorized, no shares issued and
   outstanding, actual; 13,800,000 shares issued and outstanding, as adjusted(1).....       101         37(4)           138
  Paid-in capital....................................................................     2,312     42,744(4)        45,056
  Retained earnings..................................................................     7,066     --                7,066
                                                                                       --------  ---------------   ---------
      Total stockholders' equity.....................................................     9,479     42,781           52,260
                                                                                       --------  ---------------   ---------
        Total liabilities and stockholders' equity...................................  $ 80,888   $ 29,105         $109,993
                                                                                       --------  ---------------   ---------
                                                                                       --------  ---------------   ---------


- ----------

(1) A sale by the Selling Stockholders of the shares of Common Stock included in the Underwriters' over-allotment option would not increase stockholders' equity, the number of shares issued and outstanding or cash and cash equivalents.



(2) Reflects the allocation of the Hickey Dodge purchase price based on the estimated fair value of assets acquired. The purchase price consists of the following:



Estimated cash consideration................................................  $13,850,000
Less estimated fair value of assets acquired................................   1,582,000
                                                                              ----------
Excess of purchase price over fair value of tangible assets acquired........  $12,268,000
                                                                              ----------
                                                                              ----------



    The Company is purchasing new vehicle and parts inventory, certain property and equipment and the dealer agreement with Chrysler-Dodge and may purchase some or all of the used vehicle inventory. The excess of the purchase price over the fair value of tangible assets acquired will be allocated to intangible assets, primarily the dealer agreement and goodwill. Fair value of assets acquired primarily represents the estimated fair value of the parts inventory and certain property and equipment. Vehicle inventory, which at June 30, 1996 approximated $15,255,000, will be financed with floor plan debt.



(3) Reflects the application of the estimated net proceeds of the Offering. Approximately $25.0 million will be used to reduce floor plan debt, approximately $13.85 million will be utilized to acquire Hickey Dodge and the remainder of the estimated net proceeds of approximately $3.9 million will be invested in the GMAC Deposit Account and cash equivalents. The reduction in due to affiliates represents the remittance of funds that have been advanced to the Company to invest in the GMAC Deposit Account. See "Certain Transactions" and "Use of Proceeds."



(4) Reflects the issuance of 3,675,000 shares of Common Stock at an assumed initial public offering price of $13.00 per share, net of estimated offering expenses of $5.0 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S COMBINED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company owns and operates six franchised automobile dealerships in the Amarillo and Oklahoma City markets and has grown primarily through dealership acquisitions since the founders of the Company acquired their first dealership in 1982. Given the relatively stable demand for new and used vehicles in the United States generally, and in the markets served by its dealerships in particular, the Company expects that future growth will be primarily derived from acquisitions of additional dealerships. Based on management's experience in acquiring and integrating dealerships, the Company believes that it takes two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems.
Significant management attention, capital investment and an increase in operating expenses are typically required for acquisitions, particularly in the first year after the acquisition. During the early part of the integration period the operating results of an acquired dealership may decrease from results attained prior to the acquisition as the Company implements its strategies and systems. For the first six months of 1996, the financial performance of the two Oklahoma City dealerships acquired in 1995 has been below their performance for the first six months of 1995. The Company anticipates that general and administrative expenses may increase in the future as the Company continues its expansion by acquiring other dealerships.

    The Company generates its revenues from sales of new and used vehicles, fees for repair and maintenance services, sales of replacement parts, sales of extended warranties on vehicles, and fees and commissions from arranging financing and credit insurance in connection with vehicle sales. While sales of new vehicles are sensitive to general economic conditions, the Company believes that its used car sales and parts and service operations are less affected and help to mitigate, in part, the effects of general economic downturns. The Company also believes that its strong market share in the Amarillo market has contributed to its revenues and profitability. The Company is the exclusive Chevrolet dealer in Amarillo and in 1995 derived approximately 71% of its gross profit from its three Chevrolet dealerships in Amarillo. The Company could be materially adversely affected if Chevrolet awarded additional dealership franchises to others in the Amarillo market, although the Company does not anticipate such awards will be made, or if other automobile dealerships increased their market share in the area. The Company does not have as large a market share in Oklahoma City and there can be no assurance that it will be able to obtain such a position in any other market that it may enter.

    New vehicle revenues include sales of new vehicles and revenue attributable to vehicle leases arranged by the Company ($114.5 million in the aggregate in
1995). Sales or trades of new vehicles to other franchised dealers are not included in Company revenues but result in an adjustment to inventory and flooring debt. Used vehicle revenues include amounts received for used vehicles sold to retail customers, other dealers and wholesalers ($98.5 million in the aggregate in 1995). Other operating revenues include parts and service revenues, fees and commissions for F&I transactions and sales of the Company's extended warranties for vehicles. The Company recognizes revenue attributable to sales of its warranties over the term of the warranties for accounting purposes, although it receives payment in full at the time of sale. In contrast, when the Company sells warranties of third party vendors, as it does in the Oklahoma City market and may do in new markets that it enters and with respect to all of its dealerships in the future, the Company receives and, for accounting purposes, immediately recognizes a commission at the time of sale. In connection with vehicle financing contracts, the Company receives a fee (a "finance fee") from the lender for originating the loan but is assessed a charge (a "chargeback") by the lender if the contract terminates before its scheduled maturity, which can result from early repayment because of refinancing the loan, selling or trading in the vehicle or default on the loan. The amount of the chargeback depends on how long the related loan was outstanding. As a result, the Company establishes a reserve based on its historical chargeback experience.

    At each of its dealerships, the Company's management focuses on maximizing profitability in each area of operations rather than on volumes of vehicle sales. The key factors affecting the Company's profitability are costs of sales and selling, general and administrative expenses. The average gross margins obtained by franchised vehicle dealers in the United States on sales of new vehicles have declined from over 7.0% in 1991 to 6.5% in 1995. Although the Company's gross margins on new vehicle sales declined from 12.5% in 1994 to 12.1% in 1995, the Company's gross margins on new vehicle sales have consistently been higher than the industry average. The Company's gross margins on used vehicle sales fluctuate based on many factors, including the volume of used vehicles sold to other dealers and wholesalers and the turnover rate of used vehicle inventory, and were 8.9% in 1994 and 9.8% in 1995. See "Business -- Dealership Operations -- Used Vehicle Sales." Excluding sales to other dealers and wholesalers (which are frequently at or below cost), the Company's gross margin in 1995 of 13.7% on retail sales of used vehicles is currently higher than its margin on new vehicles.

    The Company's cost of sales and profitability are also affected by the allocations of new vehicles which its dealerships receive from automakers. When the Company does not receive allocations of new vehicle models adequate to meet customer demand, it purchases additional vehicles from other dealers at a premium to the manufacturer's invoice, reducing the gross margin realized on the sales of such vehicles. In addition, the Company follows a disciplined approach in selling vehicles to other dealers and wholesalers when the vehicles have been in the Company's inventory longer than the guidelines set by the Company. Such sales are frequently at or below cost and, therefore, affect the Company's overall gross margin on vehicle sales. The Company's salary expense, employee benefits costs and advertising expenses comprise the majority of its selling, general and administrative expenses. The Company's interest expense fluctuates based primarily on the level of the inventory of vehicles held at its dealerships, substantially all of which is financed (such financing being called "floor plan financing" or "flooring").

    As a privately held company, Cross-Continent historically reimbursed the Gilliland Group Family Partnership ("GGFP") for costs incurred by GGFP on behalf of the Company, including the Company's proportionate share of GGFP's administrative, clerical and other corporate overhead costs. In addition, the Company paid GGFP a fee for management services generally based on the Company's profits and the level of management services rendered. The Company's financial statements included in this Prospectus reflect allocated costs and expenses attributable to administrative, clerical and corporate assistance provided by GGFP as selling, general and administrative expenses. That portion of the fee paid to GGFP that represented a share of the overall profitability of the Company has been reflected in the financial statements as management fees. As of January 1, 1996, the Company began providing the administrative and corporate oversight previously provided by GGFP and discontinued its practice of paying management fees to GGFP. See "Management."

    The Company has accounted for the purchase of each of its dealerships on a purchase basis and, as a result, does not include in its financial statements the results of operations of these dealerships prior to the date they were acquired by the Company. The combined financial statements of the Company reflect the results of operations, financial position and cash flows of each of the Company's dealerships. The financial information included in this Prospectus may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Reorganization and Offering occurred during the periods presented in the financial statements.

RESULTS OF OPERATIONS

    The following table summarizes, for the periods presented, the percentages of total revenues represented by certain items reflected in the Company's statement of operations.


                                                                                  PERCENTAGE OF REVENUES
                                                              ---------------------------------------------------------------
                                                                                                      SIX MONTHS ENDED JUNE
                                                                     YEAR ENDED DECEMBER 31,                   30,
                                                              -------------------------------------  ------------------------
                                                                 1993         1994        1995(1)      1995(2)       1996
                                                              -----------  -----------  -----------  -----------  -----------
Revenues:
  New vehicle sales.........................................       55.0%        50.0%        48.5%        47.7%        46.8%
  Used vehicle sales........................................       35.8         40.1         41.7         42.6         42.3
  Other operating revenue (3)...............................        9.2          9.9          9.8          9.7         10.9
                                                                  -----        -----        -----        -----        -----
      Total revenues........................................      100.0        100.0        100.0        100.0        100.0
Cost of sales...............................................       84.5         84.4         84.1         84.1         84.9
                                                                  -----        -----        -----        -----        -----
Gross profit................................................       15.5         15.6         15.9         15.9         15.1
Selling, general and administrative.........................       10.4         10.2         10.9         10.6         11.1
Depreciation and amortization...............................        0.6          0.5          0.4          0.4          0.4
Management fees (4).........................................        1.5          1.8          1.8          1.9        --
Employee stock compensation (5).............................      --           --           --           --             0.8
                                                                  -----        -----        -----        -----        -----
Operating income............................................        3.0          3.1          2.8          3.0          2.8(6)
Interest expense, net.......................................      (1.1)        (1.1)        (1.3)        (1.4)        (1.2)
                                                                  -----        -----        -----        -----        -----
Income before income taxes..................................        1.9          2.0          1.5          1.6          1.6
Income tax expense..........................................        0.7          0.7          0.6          0.6          0.9
                                                                  -----        -----        -----        -----        -----
Net income..................................................        1.2%         1.3%         0.9%         1.0%         0.7%(6)
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----


- ----------
(1) The results for the year ended December 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995 and the results of Performance Dodge, Inc. from the date of acquisition, December 4, 1995.
(2) The results for the six months ended June 30, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995.
(3)  Reflects primarily parts and service sales and F&I-related revenue.

(4) Management fees reflect certain payments made to GGFP prior to 1996, which payments have been discontinued as of January 1, 1996.


(5) Represents a non-cash expense of approximately $1.1 million relating to employee stock compensation that the Company recognized in the second quarter of 1996 in connection with the Executive Purchase. This non-cash expense represents the difference, as of April 1, 1996, between the Company's estimate of the fair value of the Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.


(6) In addition to the non-cash expense of approximately $1.1 million in connection with the Executive Purchase (see footnote (5) above), during the six months ended June 30, 1996, the Company recognized a compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, actual operating income and net income for the six months ended June 30, 1996, as a percentage of total revenues, would have approximated 4.0% and 1.8%, respectively.


FIRST SIX MONTHS 1996 VERSUS FIRST SIX MONTHS 1995

    REVENUES

    Revenues grew in each of the Company's primary revenue areas for the first six months of 1996 as compared with the first six months of 1995, causing total sales to increase 25.7% to $141.2 million. New vehicle sales revenue increased 23.3% in the first six months of 1996 to $66.1 million, compared with $53.6 million in the first six months of 1995. Substantially all of this increase was attributable to the Company's dealerships in Oklahoma City, sales of which were included for the full six months in 1996 while only one of the Company's Oklahoma City dealerships was included for a portion of the first six months of 1995.

    Used vehicle sales increased by 25.1% in the first six months of 1996 to $59.8 million, compared with $47.8 million in the first six months of 1995. The inclusion of the Company's Oklahoma City dealerships in the Company's results for the first six months of 1996 accounted for 45.3% of this increase. The remainder of the increase was largely attributable to an increase in sales of used vehicles to wholesalers and other dealers in accordance with the Company's inventory management guidelines. An improvement in the mix of used vehicles purchased by retail customers also resulted in higher unit prices and contributed to the overall increase in used vehicle sales.

    The Company's other operating revenue increased 40.4% to $15.3 million in the first six months of 1996 from $10.9 million in the first six months of 1995 largely because of inclusion of the parts and service sales and F&I sales by the Company's Oklahoma City dealerships, which accounted for 79.3% of the increase. The remaining increase was primarily attributable to increased F&I revenue per vehicle sold by the Company's Amarillo dealerships.

    GROSS PROFIT

    Gross profit increased 19.0% in the first six months of 1996 to $21.3 million, compared with $17.9 million for the first six months of 1995, primarily because of the addition of sales from the Company's Oklahoma City dealerships in the 1996 period. Gross profit as a percentage of sales decreased to 15.1% in the first six months of 1996 from 15.9% in the same period in 1995. The decrease in gross profit as a percentage of sales was caused principally by reduced margins for new and used vehicle sales at the Company's Amarillo dealerships, partially offset by an increase in gross profit as a percentage of sales on new and used vehicle sales at the Company's Oklahoma City dealerships.

    The reduction in gross margin on new vehicles at the Amarillo dealerships was primarily attributable to increased vehicle costs resulting from the Company's efforts to minimize the effect of inventory shortfalls caused by GM's parts plant strike in March 1996 by purchasing supplemental inventory from other dealers. Gross margins on the sale of new vehicles at the Oklahoma City dealerships increased in the first six months of 1996 from the same period of 1995. The Company believes that this increase was due, in part, to a one-time favorable vehicle allocation from the manufacturers relating to the Company's acquisition of these dealerships and, in part, to the Company's implementation of its business strategy.

    The reduction in gross margin on used vehicles at the Amarillo dealerships was primarily attributable to increased vehicle purchase and reconditioning costs as well as greater volume of sales of used vehicles to other dealers and wholesalers (which sales are frequently at or slightly below cost) to avoid carrying charges associated with used vehicle inventory. If such sales to other dealers and wholesalers continue to increase as a percentage of total used vehicle sales, gross margins on total used vehicle sales may continue to decline. Used vehicle gross margins at the Oklahoma City dealerships increased slightly due to the Company's implementation of its "mirror the market" program. In the first six months of 1996, approximately 29.6% of the Company's used vehicles sales were to other dealers and wholesalers as compared to approximately 22.8% in the first six months of 1995.


    Gross profit from other operating revenue, which includes parts and service, F&I activities and other incidental revenue, increased 31.8% in the first six months of 1996 to $8.7 million, compared with $6.6 million for the first six months of 1995, largely because of the inclusion of the Company's Oklahoma City dealerships, which accounted for 79.0% of the increase. Gross profit as a percentage of other operating revenue declined to 56.7% in the first six months of 1996 as compared to 60.5% for the same period of 1995 due primarily to an increase in the Company's warranty repair costs.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $15.7 million in the first six months of 1996 compared to $12.0 million in the first six months of 1995, and increased as a percentage of revenue to 11.1% from 10.6%. The Oklahoma City dealerships' selling, general and administrative expenses were higher as a percentage of their total revenues compared with the Company's Amarillo dealerships. This was due to certain expenses incurred by the Oklahoma City dealerships in integrating the Company's systems into their operations and implementing the Company's strategies.

    As of January 1, 1996, the Company ceased paying management fees to GGFP. See Notes 4 and 7 to the "Pro Forma Combined Financial Data," "-- Overview" and
Note 17 to the Combined Financial Statements.

    The Company recorded a non-cash expense relating to employee stock compensation of approximately $1.1 million in the six months ended June 30, 1996, representing the difference between the Company's estimate of the fair value, as of April 1, 1996, of the 303,750 shares of Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.


    In July 1996, the Company implemented a revised compensation plan for Messrs. Gilliland, Hall, Rice and Mager (the "Senior Management Group"). Under this revised plan, the Company's Senior Management Group is to receive base salaries approximating an aggregate of $1,020,000 per year, subject to cost of living adjustments in future years. During the first six months of 1996, the base salaries paid to the Senior Management Group totalled $180,000. Because of the newly implemented plan, compensation to this group will increase in the second half of 1996. In conjunction with the Reorganization, the Company has agreed to pay one of its executive officers a bonus of $600,000. The Executive Bonus has been expensed in its entirety in the three months ended June 30, 1996. Other than the Executive Bonus, the Senior Management Group will not receive any bonus payments in 1996.

    INTEREST EXPENSE

    The Company's interest expense increased 16.5% to $2.3 million for the first six months of 1996 compared to $1.9 million for the corresponding period of 1995. The increase was due to interest expense associated with the acquisitions of the Oklahoma City dealerships and related inventories, which were financed primarily with debt. This increase was partially offset by a reduction in the Company's interest expense at its Amarillo dealerships caused by lower levels of floor plan financing due to fewer vehicles held in inventory during the first six months of 1996 compared with the first six months of 1995.

    NET INCOME


    The Company's net income decreased by 6.9% to $1.0 million in the first six months of 1996 compared to $1.1 million in the first six months of 1995. This decrease was primarily attributable to the non-cash expense relating to employee stock compensation of approximately $1.1 million in connection with the Executive Purchase and the compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, net income for the six months ended June 30, 1996 would have been $2.5 million. The Company's effective tax rate for the six months ended June 30, 1996 approximated 54.3% as compared to 37.4% for the comparable period of 1995. The increase in the effective rate relates to certain non-deductible expenses incurred during the first six months of 1996.


1995 VERSUS 1994

    REVENUES

    The Company's total revenue increased 29.9% to $236.2 million in 1995 from $181.8 million in 1994. New vehicle sales increased 26.1% to $114.5 million in 1995 from $90.8 million in 1994, primarily because of the acquisitions in February and December 1995, respectively, of the Company's Performance Nissan and Performance Dodge dealerships in Oklahoma City. The inclusion of the results of these two dealerships accounted for 64.7% of the Company's overall increase in new vehicle sales in 1995. The remainder of the increase in new vehicle sales in 1995 was largely attributable to a net increase in sales volume of 9.2% at the Company's dealerships in Amarillo, which the Company believes was primarily due to changes in inventory mix, population growth and, to a lesser extent, increases in new vehicle sales prices.

    Used vehicle sales increased 35.1% to $98.5 million in 1995 from $72.9 million in 1994. The inclusion of the results of the Company's Oklahoma City dealerships accounted for 68.8% of this increase in used vehicle sales. In addition, the Company's Quality Nissan dealership in Amarillo, which began selling used vehicles in May 1994, accounted for 16.4% of the Company's overall increase in used vehicle sales in 1995. The Company attributes the remainder of the increase in its used vehicle sales in 1995 to increases in volume resulting from improvements in stocking and selling used vehicles in demand in the Amarillo market and an increase of approximately 18% in the average retail selling price per vehicle sold related in part to increases in retail prices and in part to changes in the vehicle mix.

    The Company's other operating revenue increased 28.9% to $23.2 million for 1995, compared to $18.0 million for 1994 largely due to the inclusion of the Company's Oklahoma City dealerships in the 1995 results of operations. The addition of the Oklahoma City dealerships accounted for approximately 77% of the increase in other operating revenue. The Company attributes the remainder of the increase mainly to an increase in parts and service sales by its dealerships in Amarillo, which the Company believes was caused by population growth in the Amarillo market, and to an increase in the Amarillo dealerships' F&I sales caused by the growth in vehicle sales and an increase in the volume of F&I products sold by the Company, such as extended warranties and credit insurance policies.

    GROSS PROFIT

    Gross profit increased 32.5% in 1995 to $37.5 million from $28.3 million in 1994 primarily due to the Oklahoma City dealerships. Gross profit as a percentage of sales increased to 15.9% in 1995 from 15.6% in 1994. The increase in gross margin was principally caused by higher gross margins on used vehicle sales and parts and service sales, which were partially offset by a reduction in the gross margin on new vehicles. The increase in gross margin on used vehicles was primarily due to the success of the Company's strategy to mirror the market in Amarillo. The new vehicle margin declined because the Company purchased more new vehicles from other dealers in 1995, at prices above what the automakers would have charged, due to General Motors' inability to supply the Company with its desired mix of the more popular-selling models.

    The Company's gross margin on used vehicle sales increased due to improvements by the Company in stocking and selling used vehicles in demand in its local markets and fewer used vehicle sales to other dealers and wholesalers (which sales are frequently at or below cost). In 1995, 23.0% of the Company's used vehicle sales were to other dealers and wholesalers as compared to 31.2% in 1994.

    The Company's overall gross margin also improved in 1995 due to higher parts and service margins resulting from increased labor efficiencies in its parts and service work, including the use of a variable pricing system that reflected the difficulty and sophistication of different types of repairs, and productivity-based compensation for its parts and service teams.


    The Company's gross profit on other operating revenue increased 34.0% in 1995 to $14.1 million from $10.5 million in 1994 largely because of the inclusion of the Company's Oklahoma City dealerships, which accounted for 69.0% of the increase. Gross profit as a percentage of other operating revenue increased to 60.7% in 1995 from 58.0% in 1994. This increase was attributable primarily to the implementation of variable rate pricing strategies in the Company's parts and service department.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $25.6 million, or 10.9% of the Company's revenues, in 1995 from $18.5 million, or 10.2% of total revenues, in 1994. Expenses associated with the Oklahoma City dealerships acquired by the Company in 1995 accounted for approximately 79% of this increase. The Company attributes the remainder of the increase in selling, general and administrative expenses primarily to higher compensation levels in 1995 and to an increase in advertising expenses. Due primarily to transition costs, selling, general and administrative expenses of the Oklahoma City dealerships represented 15.2% of the total revenue in 1995, compared with 10.0% for the Company's Amarillo dealerships.

    The Company's management fees increased 34.4% to $4.3 million in 1995 from $3.2 million in 1994. This increase was attributable to increased levels of services provided related to the Oklahoma City dealerships and increased levels of overall profitability of the Company.

    INTEREST EXPENSE

    The Company's interest expense in 1995 increased 56.0% to $3.9 million from $2.5 million in 1994. The Company attributes 38.4% of this increase to floor plan financing at the Company's Oklahoma City dealership acquired in February 1995. The remainder of the increase primarily reflects higher levels of flooring due to higher vehicle inventories in 1995 as compared to 1994, interest expense on the debt incurred to acquire Performance Nissan and an increase in the financing rate charged by GMAC during 1995.

    NET INCOME


    The Company's net income in 1995 decreased 8.3% to $2.2 million from $2.4 million in 1994. This decrease was principally caused by an increase of $1.1 million in management fees in 1995. Excluding management fees, which were eliminated beginning in 1996, the Company's net income would have increased by 12.0% to $4.9 million in 1995.


1994 VERSUS 1993

    REVENUES

    Total revenues increased 9.9% to $181.8 million in 1994 as compared with $165.4 million in 1993. New vehicle sales were relatively unchanged at $90.8 million in 1994 compared with $91.0 million in 1993. The slight decline in new vehicle sales was attributable to the Company's inability to obtain an appropriate mix of new Chevrolet vehicles to meet customer demand and a disruption in sales because of the relocation of one of the Company's dealerships during the year. These factors were mitigated by increases in new vehicle sales at two of the Company's dealerships because of a higher level of truck sales and an increase in the average new vehicle retail sales price.

    Used vehicle sales increased 23.1% to $72.9 million in 1994 compared with $59.2 million in 1993. This increase was primarily attributable to the introduction of used vehicles at one of the Company's dealerships and to an increase in the volume of used vehicle inventory sold to other dealers and wholesalers.


    The Company's other operating revenue increased 18.4% to $18.0 million in 1994 from $15.2 million in 1993. An increase of 19.0% in parts and service revenue was largely due to sales originating from newly renovated parts and service facilities at one of the Company's dealerships. The increase in parts and service revenue also was the result of inventory management systems that were implemented in 1993. The Company's other operating revenue also increased in 1994 due to a net increase of 8.1% in the level of F&I activity at the Company's dealerships, which was directly related to a greater volume of sales of used vehicles at the Company's dealerships.


    GROSS PROFIT


    Gross profit increased 10.1% to $28.3 million in 1994 from $25.7 million in 1993 primarily because of increased profits in parts and service sales and higher profits on new vehicle sales primarily due to an increase in truck sales, which typically carry a higher margin than new car sales. Gross profit from other operating revenue increased 19.3% in 1994 to $10.5 million from $8.8 million in 1993. This increase was largely due to an increase in parts and service activity and a greater volume of sales of used vehicles at the Company's dealerships, which resulted in a greater amount of F&I activity. Gross profit as a percentage of other operating revenue remained relatively constant at 58%. Overall gross profit as a percentage of sales remained unchanged at 15.6% in 1994 and 1993.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $18.5 million in 1994, which represented a slight decline in selling, general and administrative expenses as a percentage of sales to 10.2% in 1994 compared to 10.4% in 1993. This percentage decrease was primarily attributable to the higher volume of sales in 1994.


    Management fees increased 25.5% to $3.2 million in 1994 compared to $2.5 million in 1993. This increase was primarily due to increased profitability.


    INTEREST EXPENSE

    The Company's interest expense increased 19.0% to $2.5 million in 1994 from $2.1 million in 1993. This increase was attributable to higher levels of floor plan financing caused by increased levels of inventory, interest on debt incurred in connection with the relocation of one of the Company's dealerships and a general increase in interest rates.

    NET INCOME

    As a result of the factors noted above, the Company's net income increased 20.0% to $2.4 million in 1994 from $2.0 million in 1993.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth the Company's results of operations data for the quarterly periods presented. This presentation should be read in conjunction with the audited and unaudited financial statements of the Company appearing elsewhere in this Prospectus. Because of the seasonal nature of its business and based on past experience, the Company expects its operating income for the fourth quarter to be lower than that of the second and third quarters. Historically, the Company's first quarter results of operations are also lower than those of the second and third quarters. The Company's results of operations for the first and second quarters of 1996 did not reflect this historical seasonality. This was largely attributable to the particularly high volume of sales in the first quarter of 1996, the effects of the drought in the Texas Panhandle and in Oklahoma that adversely affected the second quarter results, a less favorable allocation of new vehicles from General Motors that was directly related to strikes at two GM parts plants in March 1996 and a greater volume of sales of used vehicles to other dealers and wholesalers (which sales are frequently at or below cost) in the first six months of 1996. See "--First Six Months 1996 versus First Six Months 1995."


                                                               QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                            MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,      JUNE 30,
                            1995 (1)         1995           1995         1995 (2)         1996           1996
                          -------------  -------------  -------------  -------------  -------------  -------------
                                                               (IN THOUSANDS)
Revenues:
  New vehicle sales.....    $  23,840      $  29,789      $  31,521      $  29,344      $  34,649      $  31,493
  Used vehicle sales....       21,237         26,598         26,016         24,639         29,360         30,398
  Other operating
   revenue..............        4,990          5,891          6,281          6,049          7,220          8,121
                          -------------  -------------  -------------  -------------  -------------  -------------
    Total revenues......       50,067         62,278         63,818         60,032         71,229         70,012
Cost of sales...........       42,449         52,022         53,374         50,857         59,896         60,025
                          -------------  -------------  -------------  -------------  -------------  -------------
Gross profit............        7,618         10,256         10,444          9,175         11,333          9,987
Selling, general and
 administrative.........        5,377          6,580          6,685          6,987          7,537          8,158
Depreciation and
 amortization...........          224            248            240            240            270            279
Management fees (3).....          798          1,357          1,393            770         --             --
Employee stock
 compensation (4).......       --             --             --             --             --              1,099
                          -------------  -------------  -------------  -------------  -------------  -------------
Operating income........        1,219          2,071          2,126          1,178          3,526            451(5)
Interest expense, net...         (704)          (823)          (749)          (813)          (975)          (749)
                          -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before
 income taxes...........          515          1,248          1,377            365          2,551           (298)
Income tax expense......          193            466            515            136            952            272
                          -------------  -------------  -------------  -------------  -------------  -------------
Net income (loss).......    $     322      $     782      $     862      $     229      $   1,599      $    (570)(5)
                          -------------  -------------  -------------  -------------  -------------  -------------
                          -------------  -------------  -------------  -------------  -------------  -------------


- ------------
(1) Includes results of operations for Performance Nissan, Inc. from February 2, 1995.
(2) Includes results of operations for Performance Dodge, Inc. from December 4, 1995.
(3)  Discontinued as of January 1, 1996.

(4) Represents a non-cash expense relating to employee stock compensation that the Company recognized in the second quarter of 1996 in connection with the Executive Purchase. This non-cash expense represents the difference, as of April 1, 1996, between the Company's estimate of the fair value of the Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.



                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(5) In addition to the non-cash expense in connection with the Executive Purchase (see footnote (4) above), during the three months ended June 30, 1996, the Company recognized a compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, actual operating income and net income for the three months ended June 30, 1996 would have approximated $2.15 million and $0.9 million, respectively.



                                                                     QUARTER ENDED
                          ----------------------------------------------------------------------------------------------------
                             MARCH 31,        JUNE 30,       SEPTEMBER 30,    DECEMBER 31,       MARCH 31,        JUNE 30,
                             1995 (1)           1995             1995           1995 (2)           1996             1996
                          ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Revenues:
  New vehicle sales.....         47.6%            47.8%            49.4%            48.9%            48.6%            45.0%
  Used vehicle sales....         42.4             42.7             40.8             41.0             41.2             43.4
  Other operating
   revenue..............         10.0              9.5              9.8             10.1             10.2             11.6
                                -----            -----            -----            -----            -----            -----
    Total revenues......        100.0            100.0            100.0            100.0            100.0            100.0
Cost of sales...........         84.8             83.5             83.6             84.7             84.1             85.7
                                -----            -----            -----            -----            -----            -----
Gross profit............         15.2             16.5             16.4             15.3             15.9             14.3
Selling, general and
 administrative.........         10.7             10.6             10.5             11.6             10.6             11.7
Depreciation and
 amortization...........          0.5              0.4              0.4              0.4              0.4              0.4
Management fees (3).....          1.6              2.2              2.2              1.3            --               --
Employee stock
 compensation (4).......        --               --               --               --               --                 1.6
                                -----            -----            -----            -----            -----            -----
Operating income (5)....          2.4              3.3              3.3              2.0              4.9              0.6
Interest expense, net...         (1.4)            (1.3)            (1.2)            (1.4)            (1.3)            (1.0)
                                -----            -----            -----            -----            -----            -----
Income (loss) before
 income taxes...........          1.0              2.0              2.1              0.6              3.6             (0.4)
Income tax expense......          0.4              0.7              0.8              0.2              1.3              0.4
                                -----            -----            -----            -----            -----            -----
Net income (loss) (5)...          0.6%             1.3%             1.3%             0.4%             2.3%            (0.8)%
                                -----            -----            -----            -----            -----            -----
                                -----            -----            -----            -----            -----            -----


- ------------
(1) Includes results of operations for Performance Nissan, Inc. from February 2, 1995.
(2)
     Includes results of operations for Performance Dodge, Inc. from December 4, 1995.
(3)  Discontinued as of January 1, 1996.

(4) Represents a non-cash expense of approximately $1.1 million relating to employee stock compensation that the Company recognized in the second quarter of 1996 in connection with the Executive Purchase. This non-cash expense represents the difference, as of April 1, 1996, between the Company's estimate of the fair value of the Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.


(5) In addition to the non-cash expense of approximately $1.1 million in connection with the Executive Purchase (see footnote (4) above), during the three months ended June 30, 1996, the Company recognized a compensation expense of $600,000 relating to the Executive Bonus. Excluding the non-cash expense and compensation expense, actual operating income and net income for the three months ended June 30, 1996, as a percentage of total revenues, would have approximated 3.1% and 1.3%, respectively.


LIQUIDITY AND CAPITAL RESOURCES

    The Company requires cash primarily for financing its inventory of new and used vehicles and replacement parts, acquisitions of additional dealerships, capital expenditures and transition expenses in connection with its acquisitions. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing and borrowings under credit agreements with GMAC and commercial banks. Floor plan financing from GMAC represents the primary source of financing for vehicle inventories.

    The Company finances its purchases of new vehicle inventory (including its Dodge and Nissan vehicles) with GMAC. The Company also maintains a line of credit with GMAC for the financing of used vehicles, pursuant to which GMAC provides financing for up to 80% of the cost of used vehicles that are less than five years old and that have been driven fewer than 70,000 miles. GMAC receives a security interest in all inventory it finances. The Company makes monthly interest payments on the amount financed by GMAC. The Company must repay the principal amount of indebtedness with respect to any vehicle within two days of the sale of such vehicle by the Company. The Company periodically renegotiates the terms of its financing with GMAC, including the interest rate. In 1995, the average annual interest rate paid by the Company under the GMAC floor plan was 8.6%. As of June 30, 1996, the Company had outstanding floor plan debt of $36.2 million and paid an average annual interest rate of 8.0%. The Company anticipates that its floor plan debt will decrease following the Offering as a result of the Company's repayment of approximately $25 million in GMAC floor plan debt. This $25 million decrease will be partially offset by the Company's assumption of approximately $15 million of floor plan debt of Hickey Dodge.


    From time to time the Company also finances its purchases of new and used vehicles, replacement parts and short-term receivables through borrowings from commercial banks at various rates. At June 30, 1996, there was no such indebtedness outstanding.

    During the first six months of 1996, the Company generated net cash of $5.8 million from operating activities. Net cash used for operating activities was $6.4 million in 1995 and was primarily attributable to increased inventory levels and accounts receivable, partially offset by increased sales of Company warranties and increased accounts payable. The increase in inventory levels in 1995 reflects an increase in the volume of sales and the timing of shipments from the manufacturer. Increased receivables reflect increased sales near year end primarily attributable to the Oklahoma City dealerships acquired in 1995. The Company generated net cash from operations of $5.0 million and $2.4 million in 1994 and 1993, respectively.


    Cash used for investing activities was approximately $565,000 for the first six months of 1996 and related primarily to acquisitions of property and equipment. Cash used for investing activities was $1.8 million, $1.8 million and $1.7 million in 1995, 1994 and 1993, respectively, including $1.5 million, $1.8 million and $0.7 million of capital expenditures during such periods. Capital expenditures in 1995 were primarily attributable to expenditures for renovations at the Amarillo dealerships and expenditures related to the Company's Oklahoma City dealerships. Capital expenditures in 1994 consisted of $1.8 million of cash expended for capital improvements at the Company's Amarillo dealerships, including expenditures in connection with the relocation of Quality Nissan, Inc.



    The Company's capital expenditures for the second half of 1996 are expected to approximate $800,000 relating primarily to capital improvements to the service department at one of the Company's dealerships. The Company anticipates that cash from operations will be sufficient to fund its planned capital expenditures for the remainder of 1996. The Company has entered into an agreement to purchase Hickey Dodge for approximately $13.85 million in cash. In addition, the Company has agreed to purchase the new vehicle inventory of Hickey Dodge at the seller's cost and may purchase some or all of the used vehicle inventory at a price to be agreed. See "Recent Developments." The Company currently anticipates that it will finance this acquisition with a portion of the proceeds of the Offering. The Company anticipates that any future acquisitions will be financed with proceeds from the Offering, issuance of stock or debt or a combination of cash, stock and debt. There can be no assurance that such financial resources will be available or be available on favorable terms.


    Cash used by financing activities amounted to $4.7 million for the first six months of 1996 and was primarily attributable to the Company's reduced levels of inventory in the first six months of 1996. In 1995, cash provided by financing activities reflected the increase in inventories, resulting in a $9.4 million increase in floor plan debt. At June 30, 1996, the Company's long term indebtedness totaled $11.1 million, primarily attributable to the Company's real estate holdings, with the remainder consisting primarily of indebtedness incurred in connection with prior acquisitions. Cash provided by financing activities totaled approximately $11.6 million in 1995 compared with a use of cash of $0.7 million in 1994. This fluctuation is primarily attributable to increases in inventory levels financed with floor plan debt.


    The Company believes that its existing capital resources, including the net proceeds of the Offering, will generate sufficient funds to finance the pending acquisition of Hickey Dodge, run the Company's operations in the ordinary course and fund its debt service requirements. The Company estimates that it will incur a tax liability of approximately $4 million in connection with the change in its tax basis of accounting for inventory from LIFO to FIFO. The Company believes that it will be required to pay this liability in three to six equal annual installments, beginning in March 1997, and believes that it will be able to pay such obligation with cash provided by operations.

SEASONALITY

    The Company generally experiences a higher volume of new and used vehicle sales in the second and third quarters of each year. If the Company acquires dealerships in other markets, it may be affected by other seasonal or consumer buying trends. See "-- Selected Quarterly Results of Operations."

                                    BUSINESS

OVERVIEW

    The Company owns and operates six franchised automobile dealerships in the Amarillo, Texas and Oklahoma City, Oklahoma markets. Through these dealerships, the Company sells new and used cars and light trucks, arranges related financing and insurance, sells replacement parts and provides vehicle maintenance and repair services.

    The Company's founder and Chief Executive Officer, Bill A. Gilliland, has managed automobile dealerships since 1966 and acquired the Company's first dealership, Quality Nissan, Inc. in Amarillo, in 1982. The Company continued its growth in the Amarillo area by acquiring three Chevrolet dealerships, two of which have been in continuous operation (under various owners) since the 1920s. The Company is the exclusive Chevrolet and Nissan dealer in Amarillo. The Company led the Amarillo market in vehicle unit sales in 1995, accounting for approximately 36% of new vehicle unit sales and 25% of used vehicle unit sales. In 1995, the Company entered the Oklahoma City market through the acquisition of a Nissan dealership in February and a Dodge dealership in December. In June 1996, the Company entered into an agreement to acquire Hickey Dodge, which is one of the largest Dodge dealerships in the United States. With this acquisition, the Company believes that, based on pro forma revenue, it would have been one of the 50 largest dealer groups out of more than 15,000 dealer groups nationwide in 1995.


    As a result of the Company's business strategy, including the acquisition of new dealerships, the Company's sales have increased from $74.9 million in 1991 to $236.2 million in 1995. Including the full year effect of the dealership acquired in December 1995, the Company's 1995 sales were $294.7 million. Giving effect to the pending acquisition of Hickey Dodge and including the full year effect of the dealership acquired in December 1995, the Company's pro forma 1995 sales would have been $416.9 million. The Company believes that its business strategy and operations have also enabled it to achieve a level of profitability superior to the industry average. In 1995, the Company's actual gross profit margin was 15.9%, compared to the industry average of 12.9%. The Company's operating strategy includes:


    EFFECTIVELY SERVING ITS TARGET CUSTOMERS. The Company's existing dealerships, which together offer the complete lines of Chevrolet, Nissan and Dodge vehicles, focus primarily on middle-income buyers seeking moderately priced vehicles that can be financed with relatively affordable monthly payments. The Company believes that working closely with its customers to identify appropriate vehicles and offering suitable financing and credit insurance products enhances the Company's overall profitability by increasing the percentage of vehicle purchases financed through its dealerships and by reducing the subsequent default rate on such financing contracts. In 1995, the Company arranged financing for approximately 76% of its sales of new vehicles and 83% of its sales of used vehicles, as compared to 42% and 51%, respectively, for the average automobile dealership in the U.S.

    OPERATING MULTIPLE DEALERSHIPS IN SELECTED MARKETS. By operating multiple dealerships within individual markets, the Company seeks to become a leading automotive dealer in each market that it serves. This strategy enables the Company to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead. In 1995, the Company was the market share leader in the Amarillo vicinity, accounting for approximately 28% of the new car market and 46% of the new truck market. In Oklahoma City, the combined market shares in 1995 for the Company's existing Oklahoma City dealerships were 2% and 7% of new car and truck sales, respectively. The Company estimates that, including Hickey Dodge, the Company's combined market shares in Oklahoma City would have been 4% of the new car market and 15% of the new truck market in 1995, or 8% of total new vehicle sales.

    MAINTAINING DISCIPLINED INVENTORY MANAGEMENT. The Company believes that maintaining a vehicle mix that matches market demand is critical to dealership profitability. The Company's policy is to maintain a 60-day supply of new vehicles and a 39-day supply of used vehicles. If a new vehicle remains in inventory for 120 days, or a used vehicle for 60 days, the Company typically disposes of the vehicle by selling it to another dealer or wholesaler. The Company believes that this policy enhances profitability by increasing inventory turnover and reducing carrying costs. If the Company cannot obtain a sufficient supply of popular models from the manufacturers, it purchases the needed vehicles from other franchised dealers throughout the United States. For example, because Chevrolet trucks are popular in Amarillo, the Company purchases trucks from Chevrolet dealers in other cities to supplement its allocation of trucks from Chevrolet. In managing its used vehicle inventory, the Company attempts to mirror the market by tracking new and used vehicle sales within its region and maintaining an inventory mix that matches consumer demand.

    EMPLOYING PROFIT-BASED MANAGEMENT COMPENSATION. The Company uses a management compensation system that differentiates it from most other automobile dealerships. The Company believes that at many other auto dealerships the heads of each sales department (new vehicles, used vehicles and F&I) are compensated based on the profitability or sales volumes of their own departments. This method of compensation does not encourage cooperation among departments and can affect overall profitability of the dealership. At Cross-Continent, each dealership's general manager and sales managers are trained in F&I analysis and receive bonuses based on the profitability of overall vehicle sales and related F&I income. The Company believes that this compensation system promotes teamwork and encourages each management team to maximize overall profitability.

    UTILIZING TECHNOLOGY THROUGHOUT  OPERATIONS.  The  Company believes that  it has achieved a competitive advantage in its markets by integrating computer-based systems into all aspects of its operations. The Company uses computer-based technology to monitor each dealership's gross profit, permitting senior management to gauge each dealership's daily and monthly gross margin "pace" and to quickly identify areas requiring additional focus. Sales managers also utilize a computer system to design for each customer an affordable financing and insurance package that maximizes the Company's total profit on each transaction. Computer technology is also an integral part of the inventory management system for new and used vehicles and vehicle parts.

    ACHIEVING HIGH LEVELS OF CUSTOMER SATISFACTION. Customer satisfaction and a dealer's reputation for fairness are key competitive factors and are crucial for establishing long-term customer loyalty. The Company's sales process is intended to satisfy customers by providing high-quality vehicles that customers can afford. A customer's experience with the parts and service departments at the Company's dealerships can also positively influence overall satisfaction. The Company strives to train its service managers as professionals, employs state-of-the-art service equipment, maintains a computer-managed inventory of replacement parts, and provides clean service and waiting areas to enhance customers' post-sale experience.

GROWTH STRATEGY -- ACQUISITIONS

    The Company intends to expand its business by acquiring additional dealerships and seeks to improve their profitability through implementation of the Company's business strategies. The Company believes that its management team has considerable experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations. Based on trends affecting automobile dealerships, the Company also believes that an increasing number of acquisition opportunities will become available to the Company. See "Industry Overview."


    In June 1996, the Company entered into an agreement to purchase substantially all of the operating assets and the dealership franchise of Hickey Dodge, one of the largest Dodge dealerships in the United States. The Company estimates that, including the sales of Hickey Dodge, its combined market share of total new vehicle unit sales in Oklahoma City would have increased from approximately 4.5% to approximately 8.8% overall for 1995. In addition to providing a means of increasing its local market share, the Company believes that the acquisition of Hickey Dodge will provide the Company with the opportunity to benefit from the economies of scale that it seeks in expanding its local presence in targeted markets. Although there can be no assurance that the closing will occur, the Company anticipates completing the acquisition on or about October 1, 1996. Under its Dealer Agreements with Chrysler's Dodge division that the Company anticipates will be in effect upon completion of the Offering, the Company will acknowledge that Chrysler will have "good cause" to withhold its consent to any proposed acquisition by the Company of an additional Chrysler dealership (other than Hickey Dodge) in the Oklahoma City market. The Company does not believe that it will be materially adversely affected by any failure by Chrysler to approve its acquisition of other Chrysler dealerships in the Oklahoma City market or that this provision will affect its acquisition strategy.

    The Company intends to continue to focus its acquisition search primarily on markets that have fewer dealerships relative to the size of the population than the national average. The Company believes that the most attractive markets for acquisitions currently exist in selected cities in the Western and Southern regions of the United States. As part of its strategy to acquire a leading market share in any targeted market, the Company intends to focus its efforts on dealer groups that own multiple franchises in a single city, as well as on large, single-dealer franchises possessing significant market share. Other criteria for evaluating potential acquisitions will include the dealership or dealer group's current profitability, the quality of its management team, its local reputation with customers, and its location along an interstate highway or principal thoroughfare. The Company plans to evaluate acquisition candidates on a case-by-case basis, and there can be no assurance that future acquisitions by the Company will have all or any of these characteristics. See "Risk Factors -- Availability of Acquisition Candidates; Need for Financing and Possible Dilution through Issuance of Stock."

    Upon completion of each acquisition, the Company plans to implement its sales methods and philosophy, computer-supported management system and profit-based compensation plan in an effort to enhance the acquired dealership's overall profitability. Cross-Continent intends to focus initially on any underperforming departments within the acquired entity that the Company believes may yield the most rapid marginal improvements in operating results. The Company anticipates that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. There can be no assurance, however, that the profitability of any acquired dealership will equal that achieved to date by the Company's existing dealerships. During the early part of the integration period the operating results of an acquired dealership may decrease from results prior to the acquisition as the Company implements its strategies and systems. See "Risk Factors -- Risks Associated with Expansion."

INDUSTRY OVERVIEW

    In 1995, franchised automobile dealers in the United States sold over $290 billion in new cars and light trucks and $180 billion in used vehicles. After growing at an average rate of 7.1% each year from 1991 through 1994, new vehicle unit sales declined 2.0% in 1995. However, total franchised dealership dollar sales increased 7.0% during 1995, primarily due to increased used vehicle unit sales, increased parts and service revenues and inflation. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment. See "Risk Factors -- Mature Industry; Cyclical and Local Nature of Automobile Sales."

                                                                      UNITED STATES FRANCHISED DEALERS' VEHICLE SALES
                                                                   -----------------------------------------------------
                                                                     1991       1992       1993       1994       1995
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                         (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales...........................................       12.3       12.9       13.9       15.1       14.8
New vehicle sales................................................  $   182.9  $   191.7  $   225.1  $   261.8  $   293.3
Used vehicle unit sales*.........................................       14.6       14.6       14.8       15.1       15.7
Used vehicle sales*..............................................  $   114.1  $   130.0  $   146.0  $   167.8  $   181.7

- ------------
*Reflects franchised dealerships sales at retail and wholesale. In addition, sales by independent retail used car and truck dealers were $77.2, $81.0, $100.3, $134.1 and $129.7 billion, respectively, for each of the five years ended December 31, 1995.

Sources: NADA; CNW Market Research.

    In the early years of the automobile industry, automakers established franchised dealership networks for the distribution of their vehicles. Under these franchise arrangements, automakers agreed to distribute their vehicles exclusively through their dealer network. In return, under these early arrangements automakers sought to prevent dealers from selling other automakers' vehicles, limited the transferability of ownership interests in dealerships, forced dealerships to accept vehicle inventory, defined the territory in which dealers could market their vehicles and retained the right to franchise other dealerships in those geographic areas. Most dealer agreements currently in effect continue to require manufacturer approval for the transfer of ownership of a dealership. Typically, however, these agreements require automakers to reasonably consider any acquisition request, taking into account the acquiring dealer's capital resources, industry experience and general reputation.

    Pressure from dealers and state legislative developments have caused automakers to ease a number of these restrictions during the last 50 years. For example, dealers may not have their franchises terminated without good cause, may designate family members as successors to their business and may not be forced to accept unordered inventory. In addition, although a dealership's agreement with the automaker does not provide for exclusivity with respect to the brand of cars and trucks sold by the dealership within a particular geographic area, many states now have licensing and procedural requirements that may impede the ability of another dealership selling the same brand to enter a geographic market already served by a dealership.

    Until the 1960s, dealerships typically were owned and operated by one individual who controlled one franchise. Competitive and economic pressures during the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by U.S. auto manufacturers to imported vehicles, forced many dealerships to close or sell out to better-capitalized dealer groups. Continued economic pressure on dealers, combined with the easing of restrictions against multiple dealer ownership, have led to further consolidation in the industry.

    According to AUTOMOTIVE NEWS, the number of franchised dealerships has declined from 36,336 dealerships in 1960 to 22,288 in 1996. This consolidation has resulted in fewer and larger dealer groups. AUTOMOTIVE NEWS' data also reflect that each of the largest 100 dealer groups (ranked by unit sales) had more than approximately $150 million in revenues in 1995. Although significant consolidation has taken place among dealerships since 1960, the industry remains highly fragmented. The Company estimates that the largest 100 dealer groups generated less than 10% of total revenues, and controlled approximately 5% of all franchise dealerships, in the retail vehicle market in 1995.


    The Company believes that further consolidation of automobile dealers is likely due to the increased capital requirements of dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain automakers to strengthen their brand identity by consolidating their franchised dealerships. The Company believes that an opportunity exists for dealership groups with significant equity capital and experience in running dealerships to purchase additional franchises either for cash, stock, debt or a combination and that being able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock will, in certain circumstances, make the Company a more attractive acquiror to prospective sellers. Although the Company's ability to issue additional shares of Common Stock to complete acquisitions could be limited under Dealer Agreements with Nissan that the Company anticipates will be in effect upon completion of the Offering, the Company does not anticipate that these agreements will materially adversely affect its ability to acquire other dealerships. See "Risk Factors-- Availability of Acquisition Candidates; Need for Financing and Possible Dilution through Issuance of Stock."


    As with retailers generally, auto dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1991, retail automobile dealerships in the United States have earned on average between 12.9% and 14.1% total gross margin on sales. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.5% in 1995. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 11.5% in 1995. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1995, the average dealership's revenue from parts and service was about 12.4% of its total sales.

DEALERSHIP OPERATIONS

    Four of the Company's six dealerships are in or within 10 miles of Amarillo, Texas and two are in suburban areas of Oklahoma City, Oklahoma. The Company derived approximately 71% of its gross profit from its three Chevrolet dealerships in the Amarillo area in 1995. The Company's retail unit sales of new and used vehicles in 1995 totalled more than 11,500, compared with the Company's estimate of under 1,000 for the average franchised dealer in the United States. The Company's revenues by market area on a pro forma basis for 1995 and on an actual basis for the first six months of 1996 are as follows:

                                                                                 COMPANY DEALERSHIPS
                                                                    ----------------------------------------------
                                                                       AMARILLO     OKLAHOMA CITY
                                                                        MARKET        MARKET (1)        TOTAL
                                                                    --------------  --------------  --------------
                                                                                    (IN THOUSANDS)
1995 REVENUES
New vehicle sales.................................................   $     99,164    $     42,612    $    141,776
Used vehicle sales................................................         80,901          40,949         121,850
Other operating revenue (2).......................................         19,224          11,872          31,096

FIRST SIX MONTHS 1996 REVENUES
New vehicle sales.................................................         48,109          18,033          66,142
Used vehicle sales................................................         45,900          13,858          59,758
Other operating revenue (2).......................................         10,036           5,305          15,341

- ------------
(1) Figures shown for 1995 are 11-month sales figures for Performance Nissan, which the Company acquired February 2, 1995, and full-year sales figures for Performance Dodge, which the Company acquired December 4, 1995. The sales figures do not include sales figures for Hickey Dodge, which the Company anticipates acquiring by the end of September 1996.
(2) Primarily includes sales of parts and service (including at wholesale) and F&I income.

    Each of the Company's dealerships has a general manager who oversees all of the operations of that dealership. In addition, each dealership's new vehicle, used vehicle, parts and service, and F&I departments have managers who supervise the employees in their departments and report to that dealership's general manager. All general managers report to the Company's senior management on a daily basis. The Company's senior management tracks the daily sales and inventory turnover of each dealership. In addition to reporting directly to the general manager, the department managers of each dealership also work with the Company's central management staff, which includes specialists in new and used vehicle inventory management and control, parts and service operations and finance and insurance.

    NEW VEHICLE SALES. The Company's dealerships sell the complete product lines of new cars and light trucks manufactured by General Motors' Chevrolet division, the Nissan division of Nissan Motors Corp. U.S.A. and Chrysler's Dodge division. Approximately 67% of new vehicles sold by the Company in 1995 were light trucks, as compared to 41.5% of all U.S. new vehicles sold, as reported by AUTOMOTIVE NEWS. The Company believes that its new vehicle sales mix is influenced by regional preferences as well as the Company's inventory management policies. The Company believes that its mix of light trucks, as well as its personalized sales approach, permit it to achieve higher gross margins on new vehicle sales than the industry average. The Company earned gross margins for new vehicle sales of 12.1% in 1995, as compared to the industry average for 1995 of 6.5%.

                                                                  COMPANY'S NEW VEHICLE SALES
                                                ----------------------------------------------------------------
                                                   1991         1992         1993         1994        1995(1)
                                                -----------  -----------  -----------  -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Unit sales....................................      2,674        4,173        4,978        4,468         5,547
Sales revenue.................................  $  41,812    $  72,659    $  91,012    $  90,804    $  114,494
Gross margin..................................        9.0%        10.6%        11.8%        12.5%         12.1%

- ------------

(1) Figures shown reflect actual 1995 new vehicle sales activity and do not include the full year effect of the acquisitions completed in 1995.

    The Company also arranges traditional retail lease transactions in the Oklahoma City market and lease-type transactions (such as GMAC's "smart-buy" program) in the Amarillo market. The Company does not believe that such leasing-related activities have significantly affected its business or will affect its business to a substantially greater degree in the future. In addition to its Chevrolet, Nissan and Dodge dealerships, the Company has operated a Kia franchise at the Company's Westgate facility in Amarillo, which had sales of less than 1.0% of the Company's total revenue in 1995. The Company is in the process of transferring this franchise back to Kia at no material cost to the Company. The sales data shown above reflect all of the Company's new vehicle sales and leasing-type transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    USED VEHICLE SALES. Used vehicle sales have become an increasingly important part of the Company's overall profitability. The Company's retail used car and truck sales have grown from 2,029 units in 1991 to 6,170 units in 1995. The Company attributes this growth, in part, to attractive product availability. The quality and selection of used vehicles available in the industry have improved in the last several years primarily due to an increase in the number of popular cars coming off short term leases. See "Risk Factors -- Competition." In addition, increases in new vehicle prices have prompted a growing segment of the vehicle-buying population to purchase used cars and trucks. The Company also sells used vehicles through its wholly owned subsidiary Working Man's Credit Plan, Inc. ("Working Man's Credit"). Working Man's Credit sells primarily older used vehicles and finances those purchases for customers who, due to their low income levels or past credit problems, may not be able to obtain credit for the vehicles more typically sold by the Company's dealerships. Working Man's Credit's sales accounted for less than 1.0% of the Company's total sales in each of 1994 and 1995.

    The Company believes that it has enhanced its used car and truck sales by monitoring its used vehicle inventory on a daily basis and distributing inventory to the dealership most likely to sell a particular vehicle. For example, a Nissan vehicle traded in at any one of the Company's dealerships typically will be placed in one of the Company's Nissan dealerships. The Company sells used vehicles to retail customers and, particularly in the case of used vehicles held in inventory more than 60 days, to other dealers and to wholesalers. See "-- Inventory Management." As the table below reflects, sales to other dealers and wholesalers are frequently at or below cost and therefore affect the Company's overall gross margin on used vehicle sales. Excluding inter-dealer and wholesale transactions, the Company's gross margin on used vehicle sales was 13.7% in 1995, as compared to the industry average for 1995 of 11.5%. The following table reflects all used vehicle sale transactions of the Company from 1991 through 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  COMPANY'S USED VEHICLE SALES
                                                 ---------------------------------------------------------------
                                                    1991         1992         1993         1994        1995(1)
                                                 -----------  -----------  -----------  -----------  -----------
                                                                     (DOLLARS IN THOUSANDS)
Retail unit sales..............................      2,029        3,009        4,532        4,816        6,170
Retail sales revenue...........................  $  17,130    $  28,059    $  44,655    $  50,019    $  75,677
Retail gross margin............................       11.9%        13.5%        16.5%        15.7%        13.7%

Wholesale unit sales...........................      2,163        3,396        4,983        5,201        5,372
Wholesale sales revenue........................  $   7,347    $  12,354    $  14,538    $  22,897    $  22,813
Wholesale gross margin.........................       -2.9%        -3.6%        -8.2%        -6.0%        -3.4%

Total unit sales...............................      4,192        6,405        9,515       10,017       11,542
Total sales revenue............................  $  24,477    $  40,413    $  59,193    $  72,916    $  98,490
Total gross margin.............................        7.4%         8.3%        10.4%         8.9%         9.8%

- ------------

(1) Figures shown reflect actual 1995 used vehicle sales activity and do not include the full year effect of the acquisitions completed in 1995.

     PARTS AND SERVICE. Historically, the automotive repair industry has been highly fragmented. However, the Company believes that the increased use of electronics and computers in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Given the increasing technological complexity of motor vehicles and extended warranty periods for new vehicles, the Company believes that an increasing percentage of repair work will take place at dealerships that have the sophisticated equipment and skilled personnel necessary to perform such repairs.

    The Company's parts and service business has grown along with the Company's growth in sales of new and used vehicles. The Company provides parts and service primarily for the vehicle makes sold by its dealerships but also services other makes of vehicles. In 1995, the Company's parts and service operation generated gross margins of 52.4%, including the sale of parts at wholesale to independent repair shops. Excluding the sale of parts at wholesale, the Company's gross margin for parts and service would have been 63.3% in 1995, which the Company believes compares favorably to the industry average.

    The Company attributes its profitability in parts and service to its comprehensive management system, including the use of a variable rate pricing structure, the adoption of a team concept in servicing vehicles and the cultivation of strong customer relationships through an emphasis on preventive maintenance. Also critical to the profitability of the Company's parts and service business is the efficient management of parts inventory. See "-- Inventory Management -- Parts."

    In charging for its mechanics' labor, the Company uses a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly varied based on market conditions for different parts. The Company believes that variable rate pricing helps the Company to achieve overall profit margins in parts and service superior to those of certain competitors who rely on fixed labor rates and percentage markups.

    The Company also believes that the profitability of its parts and service business is significantly enhanced by its use of teams in servicing vehicles. Each vehicle that is brought into one of the Company's dealerships for service typically is assigned to a team of service professionals, ranging from master technicians with multiple skills to less experienced apprentices. The experienced technicians perform more complicated repairs, while apprentices assist technicians, track down needed parts and perform simple functions, such as oil changes. Each team is responsible for servicing multiple vehicles each day, depending upon the complexity of the services required. When possible, the team performs multiple service functions simultaneously and, as a result, enhances productivity and completes repairs more quickly. Team members receive supplemental compensation based on the overall productivity of their team. The Company believes this team system increases the productivity of its service personnel and results in reduced training costs and higher quality repairs.

    The Company also makes extensive efforts to notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic service, thereby encouraging preventive maintenance rather than repairing cars only after breakdowns. The Company regards its parts and service activities as an integral part of its overall approach to customer service, providing an opportunity to strengthen relationships with the Company's customers and deepen customer loyalty.

    Since March 1996, the Company has operated a body shop, Allied 2000 Collision Center, Inc., adjacent to its Plains Chevrolet dealership in Amarillo, Texas. The Company intends to perform all body work for the vehicles it services in Amarillo at this location. Previously, the Company contracted with third parties for body repair work. The Company believes that by operating its own body shop it can enhance its profitability on vehicle repairs and maintain quality control. Currently, the Company contracts with third parties for body repair work in the Oklahoma City market. However, upon completion of the pending acquisition of Hickey Dodge, it will acquire a body shop and intends to perform all body work for vehicles it services in the Oklahoma City market at Hickey Dodge.

    FINANCE AND INSURANCE. The Company also arranges financing for its customers' vehicle purchases, sells vehicle warranties and arranges selected types of credit insurance in connection with the financing of vehicle sales. The Company places heavy emphasis on F&I and trains its general and sales managers in F&I. This emphasis resulted in the Company's arranging of financing for 76.3% of its new vehicle sales and 82.8% of its used vehicle sales in 1995, as compared to 42% and 51%, respectively, for the average U.S. dealership in 1995. Typically, the Company's dealerships review the credit history of their customers and forward proposed financing contracts to automakers' captive finance companies, selected commercial banks or other financing parties. The Company receives a finance fee from the lender for arranging the financing and is typically assessed a chargeback against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. As a result, it is important that the

Company arrange financing for a customer that is competitive (I.E., the customer is more likely to accept the financing terms and the loan is less likely to be refinanced) and affordable (I.E., the loan is more likely to be repaid).

    The Company's subsidiary, Working Man's Credit, sells used vehicles and provides financing to customers with low income levels or past credit problems. Typically, the Company requires these customers to make weekly payments. If these payments are not made, the Company may repossess the vehicle. In 1995, less than 1% of the Company's used vehicle sales were financed by Working Man's Credit.

    As the number of dealerships operated by the Company increases, the Company may decide to create a finance subsidiary to offer financing to the Company's customers and further enhance its F&I activities. The Company believes that such a subsidiary could provide a source of additional profits. There is no assurance that the Company will create such a subsidiary or that it will enhance profitability.

    At the time of a new vehicle sale, the Company offers extended warranties to supplement warranties offered by automakers. Additionally, the Company sells primary warranties for used vehicles. Currently, the Company primarily sells its own warranties and recognizes the associated revenue over the life of the warranty. The Company also sells warranties of third-party vendors, for which it recognizes a commission upon the sale of the warranty, in the Oklahoma City market and is likely to sell such third-party warranties in other markets that the Company may enter. In 1995, the Company sold warranties on 59.1% and 74.7%, respectively, of its new and used vehicle sales, which penetration rates the Company believes exceed industry averages.

    The Company also offers certain types of credit insurance to customers who finance their vehicle purchases through the Company. The Company sells credit life insurance policies to these customers, which policies provide for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The Company also sells accident and health insurance policies, which provide payment of the monthly loan obligations during any period in which the obligor is disabled. These policies are underwritten by Enterprise Life Insurance Company, which pays the Company a commission upon the sale of a policy and a bonus based on whether payments are made under the policy. In 1995, the Company sold such insurance on 22.3% and 32.2%, respectively, of the new and used vehicle purchases for which it arranged financing.

SALES AND MARKETING

    To promote customer satisfaction, minimize problem loans on vehicles sold and enhance profitability, the Company seeks to "match" its customers' economic situation to appropriate vehicles. The Company assesses (i) the customer's equity position in the vehicle being traded in (I.E., the value of the vehicle relative to the amount still owed on the vehicle), (ii) the ability and willingness of the customer to make a down payment, (iii) the customer's credit profile and (iv) the cost of the desired vehicle and the likely automobile insurance premium the customer will be required to pay. After reviewing these facts using a computer-based system, if it appears that a customer will not be able to finance the vehicle purchase or prudently service the vehicle loan, the Company may suggest a lower priced vehicle, a vehicle with fewer options or a larger down payment to reduce the monthly payments. The Company believes that most dealerships generally perform this financial analysis only after the customer has agreed to purchase the vehicle at a particular price, which can lead to customer dissatisfaction. The Company believes that its "counseling" approach during the sales process increases the likelihood that a customer will be satisfied with the vehicle purchase over a longer time period. Additionally, the Company believes this approach enables it to sell more vehicles at higher gross margins.

    The salespeople employed by the Company's dealerships are compensated with a salary plus bonus. The bonus is based on the profit to the dealership of each vehicle sold by that salesperson, excluding F&I income. Salespeople also may receive additional bonuses based on the total number of vehicles they sell.

    The Company's marketing and advertising activities vary among its dealerships and among its markets. Generally, the Company advertises primarily through newspapers and does not conduct special promotions. The Company intends to continue tailoring its marketing efforts, such as using radio or television, to the relevant marketplace in order to reach the Company's targeted customer base. Under arrangements with the automakers, the Company receives a subsidy for its advertising expenses incurred in connection with that automaker's vehicles. The Company expects to realize cost savings on its advertising expenses as it acquires multiple dealerships in particular markets, due to volume discounts and other concessions from media.

VEHICLE AND PARTS SUPPLIERS

    NEW VEHICLES AND PARTS. The Company depends primarily on General Motors' Chevrolet division, Nissan and Chrysler's Dodge unit for its supply of new vehicles and replacement parts. Currently, the Company's total sales of new vehicles may be adversely affected by an automaker's inability or unwillingness to furnish one or more dealerships with an adequate supply of models popular in the Company's markets. A dealership that lacks sufficient inventory to satisfy demand for a particular model may purchase additional vehicles from other franchised dealers throughout the United States. Although the Company's gross profit margin on sales of new vehicles purchased from other dealers is typically lower than on vehicles supplied by the manufacturers, such sales generate gross profit and additional income from financing, insurance, warranties and parts and service transactions.

    USED VEHICLES. The majority of the Company's dealerships' used car inventory is derived from trade-ins. Substantially all of the remainder of the Company's used car inventory is obtained by purchases at auctions and from wholesalers. The Company monitors the sales of used vehicles by all franchised and independent dealers within its geographic regions and attempts to maintain used vehicle inventories at each dealership which mirror the market. The Company strives to maintain a broad selection of used vehicles that generally are less than five years old and that automakers' captive finance companies and other commercial lenders are likely to finance for customers.


    RELATIONSHIPS WITH AUTOMAKERS. Each of the Company's dealerships operates under a separate Dealer Agreement with the relevant automaker. These agreements establish a framework of reciprocal obligations between the dealerships and each automaker. In general, each Dealer Agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are determined at the discretion of each automaker, which generally does not guarantee exclusivity within a specified territory. A Dealer Agreement generally imposes requirements on a dealer concerning such matters as showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories, the maintenance of minimum net working capital and the training of personnel. The Dealer Agreement with each dealership also gives each automaker the right to approve the dealership's general manager and any material change in ownership of the dealership. Each automaker also may terminate a Dealer Agreement under certain circumstances, such as a change in control of the dealership without automaker approval, the impairment of the reputation or financial standing of the dealership, the death, removal or withdrawal of the dealership's general manager, the conviction of the dealership or the dealership's owner or general manager of certain crimes, a failure to adequately operate the dealership or maintain wholesale financing arrangements, insolvency or bankruptcy of the dealership or a material breach of other provisions of the Dealer Agreement. In anticipation of the Offering, the Company renegotiated these agreements to remove restrictions that would have prevented the Company from selling its Common Stock to the public. See "Description of Capital Stock -- Anti-Takeover Effect of Provisions in Dealer Agreements."


    Under the terms of its Dealer Agreements with GM, as renegotiated in anticipation of the Offering, the Company is subject to several additional obligations. Following the Offering, if any person or entity acquires 20% or more of the Company's issued and outstanding shares with the intention of acquiring additional shares or effecting a material change in the Company's business or corporate structure, retention of the Company's Chevrolet dealerships could be at risk. If GM reasonably determines that such person or entity has interests incompatible with GM's or is not qualified to own a GM dealership, the Company must either (i) transfer the assets of the Company's GM dealerships to a third party reasonably acceptable to GM, (ii) voluntarily terminate its Dealer Agreements with GM divisions, or (iii) demonstrate that such person or entity in fact owns less than 20% of the Company.

    Under its agreements with GM, the Company also agreed to comply with GM's Network 2000 Channel Strategy ("Project 2000"). Project 2000 includes a plan to eliminate 1,500 GM dealerships by the year 2000, primarily through dealership buybacks and approval by GM of inter-dealership acquisitions, and encourages dealers to align GM divisions' brands as may be requested by General Motors. The agreements require that the Company must bring any GM dealership acquired after the Offering into compliance with the Project 2000 plan within one year of the acquisition. Failure to achieve such compliance will result in termination of the Dealer Agreement and a buyback of the related dealership assets at net book value by GM. The Company believes that this aspect of the agreements does not present a significant risk to its business or future operating results. The Company believes that all of its Chevrolet dealerships currently comply with GM's guidelines.

    The Company has also agreed that its dealerships offering new vehicles manufactured by GM will not attempt to sell new vehicles of other automakers. The Company believes that this requirement of exclusive representation at its GM dealerships will not adversely affect the Company's overall profitability.


    In connection with the Offering, the Company has been informed that its current Dealer Agreements with Nissan will be replaced with agreements imposing several additional terms. The continuation of each of these Dealer Agreements by Nissan may be contingent upon, among other things, the Company's achievement of stated goals for market share penetration in the market served by the applicable dealership. Failure to meet the market share goals set forth in any Nissan Dealer Agreement could result in the imposition of additional conditions in subsequent Dealer Agreements or termination of such Dealer Agreement by Nissan. In addition, the Company anticipates that these Dealer Agreements will give Nissan the right to terminate the Company's Nissan franchises if, without Nissan's prior approval, Mr. Gilliland's ownership of Common Stock falls below 20% of the total number of shares of Common Stock issued and outstanding. Although the Company does not anticipate that this provision in the Nissan Dealer Agreements will materially adversely affect its ability to acquire other dealerships, it could limit the Company's ability to issue additional shares of Common Stock to complete acquisitions. If the Company were unable to issue shares of Common Stock to acquire other dealerships, it would be required to use cash or incur debt or issue preferred stock to complete future acquisitions. Nissan also will have the right to terminate the Company's Dealer Agreements if, without Nissan's prior approval, Mr. Gilliland ceases to be the Chief Executive Officer of the Company or if any person or entity acquires 20% or more of the Company's issued and outstanding shares and Nissan determines that such ownership is adverse to the automaker.



    Under its Dealer Agreement with the Dodge division of Chrysler, as renegotiated in anticipation of the Offering, the Company will be subject to several additional obligations. Chrysler will be entitled to terminate the Company's Dodge franchise if there is any change in the ownership of a controlling number of shares in the Company not approved by Chrysler. In addition, the Company will agree not to acquire any additional Chrysler dealership in the Oklahoma City market without Chrysler's approval and acknowledge that Chrysler will have "good cause" to withhold its consent to any such acquisition (other than the acquisition of Hickey Dodge). The Company does not believe that its acquisition strategy will be materially adversely affected by any failure by Chrysler to approve its acquisition of other Chrysler dealerships in the Oklahoma City market.



    Texas and Oklahoma laws, and the laws of many other states, attempt to limit automakers' control over dealerships. See "-- Industry Overview." For example, under Texas law, despite the terms of contracts between automakers and dealers, automakers may not prevent the sale of a dealership unless it would harm the public or the reputation of the automaker. In addition, under Texas law and the laws of other states, franchised dealerships may challenge automakers' attempts to establish new franchises in the franchised dealers' markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the automaker is adequately represented in the region. Other laws in Texas and elsewhere limit the ability of automakers to terminate or fail to renew franchises, withhold their approval for the relocation of a franchise or require that disputes be arbitrated. Similarly, under Oklahoma law, automakers must have "good cause" for any termination or failure to renew their franchises, and an automaker's license to distribute vehicles in Oklahoma may be revoked if, among other things, the automaker has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer.

    The state statutes generally provide that it is a violation of law for an automaker to terminate or fail to renew a franchise without good cause. These statutes also provide that the automaker is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. Accordingly, certain provisions of dealer agreements relating to an automaker's right to terminate or fail to renew a franchise have been held invalid by certain state courts and administrative agencies.


INVENTORY MANAGEMENT

    VEHICLES. The Company makes extensive efforts to tailor its vehicle inventory to meet changes in local consumer demand for different vehicle models and types and may acquire vehicles from other dealers if it cannot obtain a sufficient supply from the automakers. The Company is not required by the terms of its Dealer Agreements to take particular vehicle inventory from the automakers. New and used vehicle inventory at the Company's dealerships is continually monitored using an integrated computer inventory system that allows the Company to track the age and size of its entire inventory and to coordinate vehicle transfers between its dealerships in response to specific customer demand. This computerized system also links the Company's dealerships with secondary-market wholesalers, auctions and other dealers. In addition, the Company assembles data from on-site surveys of customers at its dealerships and draws upon automakers' online reports analyzing local, regional and national vehicle purchasing trends.

    The Company generally maintains a 60-day supply of new vehicles. If Cross-Continent has not sold a new vehicle to a customer within 120 days after receiving the vehicle into inventory, it attempts to transfer the vehicle to other franchised dealers. Such a transfer does not impact new vehicle sales, as compared with sales of used vehicles to other dealers and wholesalers, which are reflected in total used vehicle sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's policy on its used vehicle inventory is to maintain a 39-day supply and to offer to other dealers and wholesalers used vehicles remaining unsold for more than 60 days. The Company estimates that sales of used vehicles to other dealers and wholesalers constituted approximately 23% of its total used vehicle dollar sales in 1995.

    The Company's vice president in charge of dealer operations establishes guidelines for, and coordinates the purchases of, vehicles to ensure an efficient allocation of inventory among the dealerships generally. In addition, each of the Company's dealerships employs new and used vehicle inventory managers who supervise the size and composition of inventories at their individual dealerships. Inventory managers are encouraged to act as "brokers" on behalf of their dealerships, using computerized systems, surveys and market information to anticipate customer preferences and buy and sell to other Company dealerships and in secondary markets. The Company believes that its coordinated system of inventory management is unusual in the industry and enhances its overall profitability.

    Although there can be no assurance either that the Company's acquisition strategy will be successful or that it will produce the anticipated benefits, the Company believes that the acquisition of additional dealerships would expand its internal market for transfers of vehicles among its dealerships and, therefore, reduce the need to acquire vehicles from other dealers or wholesalers or sell vehicles in the wholesale market, which frequently results in lower gross margins. The acquisition of additional dealerships may reduce the total amount of transportation and other fees paid to other franchised dealers. The Company believes that its acquisition of additional dealerships also may reduce its reliance on any particular automaker so that it may be less affected by changes in buying trends or the automaker's inability to supply requested inventory. The Company also believes that its acquisition of additional dealerships may produce economies of scale in its purchasing of used vehicle inventory.

    PARTS. Each of the Company's dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at wholesale to independent repair shops. While a majority of the Company's dealerships sell parts primarily through their own service departments, two of the dealerships sell predominantly at wholesale to other dealers, body shops and repair businesses.

    Currently, each of the Company's dealerships employs its own parts manager and independently controls its parts inventory and sales. Dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from the Company's other dealerships. The Company uses a computerized tracking system to manage the inventory of vehicle parts at its dealerships. This system allows each dealership to monitor customer requests for parts not in stock and the length of time each part has remained in inventory.

    The Company intends to further centralize its inventory system by establishing uniform standards for inventory control and increasing the efficiency of cross-dealership exchanges. In addition, the Company intends to expand the volume of its wholesale parts business.

COMPETITION

    The retail automotive industry is highly competitive. Depending on the geographic market, the Company competes with both dealers offering the same product line as the Company and dealers offering other automakers' vehicles. The Company also competes for vehicle sales with auto brokers and leasing companies. Cross-Continent competes with small, local dealerships and with large multi-franchise auto dealerships. Some of the Company's larger competitors have greater financial resources and are more widely known than the Company. In addition, the used vehicle market is facing additional competition from non-traditional outlets such as used-car "superstores," which have inventories significantly larger and more varied than the Company and other more traditional dealerships. While these superstores have not yet entered the markets in which the Company currently does business, the Company may face this competition in new markets it may enter. Some of the Company's competitors also may utilize marketing techniques, such as Internet visibility or "no negotiation" sales methods, not currently used by the Company.

    In the Amarillo market, the Company competes with over 10 franchised dealerships and numerous other independent dealers of used vehicles, most of which sell vehicles suited to the same customer group that the Company targets. The Company is the exclusive Chevrolet dealer in Amarillo and in 1995 derived approximately 71% of its gross profit from its three Chevrolet dealerships in Amarillo. The Company could be materially adversely affected if Chevrolet awarded additional dealerships franchises to others in the Amarillo market, although the Company does not anticipate such awards will be made, or if other automobile dealerships increased their market share in the area. In the Oklahoma City market, the Company estimates that there are at least 13 multi-franchise dealer groups, many of which have significantly greater market share and experience than the Company has in the Oklahoma City area.

    The Company believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by automakers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for makes of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas.

    In addition to competition for vehicle sales, the Company also competes with other auto dealers, service stores, auto parts retailers and independent mechanics in providing parts and service. The Company believes that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a dealer's makes and models and the quality of customer service. A number of regional or national chains offer selected parts and service at prices that may be lower than the Company's prices.

    In arranging or providing financing for its customers' vehicle purchases, the Company competes with a broad range of financial institutions. The Company believes that the principal competitive factors in offering financing are convenience, interest rates and contract terms.

    In addition to being affected by national competitive trends, the Company's success depends, in part, on regional auto-buying trends, local and regional economic factors and other regional competitive pressures. Currently, the Company sells its vehicles in the Amarillo and Oklahoma City markets. Conditions and competitive pressures affecting these markets, such as price-cutting by dealers in these areas, or in any new markets the Company enters, could adversely affect the Company, although the retail automobile industry as a whole might not be affected.

GOVERNMENTAL REGULATIONS

    A number of regulations affect the Company's business of marketing, selling, financing and servicing automobiles. The Company also is subject to laws and regulations relating to business corporations generally.

    Under Texas and Oklahoma law, the Company must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. See "-- Vehicle and Parts Suppliers -- Relationships with Automakers." These laws also regulate the Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.

    The Company's financing activities with its customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. State and federal environmental regulations, including regulations governing air and water quality and the storage and disposal of gasoline, oil and other materials, also apply to the Company.

    The Company believes that it complies substantially with all laws affecting its business. Possible penalties for violation of any of these laws include revocation of the Company's licenses and fines. In addition, many laws may give customers a private cause of action.

PROPERTY

    The Company's principal executive offices are located at 1201 South Taylor Street, Amarillo, Texas 79101, and its telephone number is (806) 374-8653. The Company has four dealerships at other locations in the Amarillo vicinity. In addition, the Company is in the process of transferring back to the automaker its Kia dealership, which it has operated at its Westgate facility in Amarillo. The Company also has two dealerships at adjacent locations in the Oklahoma City, Oklahoma market. The Company's facilities occupy an aggregate of approximately 270,000 square feet and are situated on approximately 45 acres of land.

    All of the Company's dealerships are located along interstate highways. One of the principal factors considered by the Company in evaluating an acquisition candidate is its location. The Company prefers to acquire dealerships located along major thoroughfares, primarily interstate highways with ease of access, which can be easily visited by prospective customers.

    The Company owns all of the real estate on which its dealerships are located, except for its Performance Nissan facility, a portion of its Quality Nissan facility in Amarillo and a small portion of its Performance Dodge facility near Oklahoma City. The Company subleases its Performance Nissan facility from GGFP, which sublease extends until February 2002 and provides the Company with an option to extend the sublease for an additional seven years and an option to purchase the property in 2002 for $2.2 million. The Company's lease for a portion of its Quality Nissan facility runs through 1998, with an option to purchase the property for $400,000 or extend the lease for five years. The Company also leases its principal corporate offices from GGFP for a lease term ending 2001. The Company believes that its facilities are adequate for its current needs. In connection with its acquisition strategy, the Company intends to evaluate, on a case-by-case basis, the relative benefit of owning or leasing the real estate associated with a particular dealership.

    Under the terms of its Dealer Agreements, the Company must maintain an appropriate appearance and design of its facilities and is restricted in its ability to relocate its dealerships. See "-- Vehicle and Parts Suppliers -- Relationship with Automakers."

EMPLOYEES

    As of August 1, 1996 the Company employed 536 people, of whom approximately 88 were employed in managerial positions, 229 were employed in non-managerial sales positions, 93 were employed in non-managerial parts and service positions and 126 were employed in administrative support positions.

    The Company believes that many dealerships in the retail automobile industry have difficulty attracting and retaining qualified personnel for several reasons, including the historical inability of dealerships to provide employees with a marketable equity interest in the profitability of the dealerships. The Company intends, upon completion of the Offering, to provide certain executive officers, managers and other employees with options to purchase Common Stock and believes this equity incentive will be attractive to existing and prospective employees of the Company. See "Management -- Stock Option Plan."

    The Company believes that its relationship with its employees is good. None of the Company's employees is represented by a labor union. Because of its dependence on the automakers, however, the Company may be affected by labor strikes, work slowdowns and walkouts at the automakers' manufacturing facilities. See "Risk Factors -- Dependence on Automakers." The Company has a policy of requiring prospective employees to undergo tests for illegal substances prior to being hired and of requiring employees to consent to drug tests at the Company's discretion during their employment with the Company.

LEGAL PROCEEDINGS AND INSURANCE

    From time to time, the Company is named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of the Company's business. Currently, no legal proceedings are pending against or involve the Company that, in the opinion of management, could be expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

    Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes an umbrella policy as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of the Company, and their ages as of August 1, 1996, are as follows:

         NAME                                    AGE                            POSITION
- -------------------------------------------      ---      -----------------------------------------------------
Bill A. Gilliland..........................          58   Chairman, Chief Executive Officer and Director
Robert W. Hall.............................          39   Senior Vice Chairman, Treasurer and Director
Ezra P. Mager..............................          54   Vice Chairman and Director
Emmett M. Rice, Jr.........................          38   Senior Vice President, Chief Operating Officer and
                                                           Director
Charles D. Winton..........................          34   Vice President, Chief Financial Officer and Secretary
Thomas A. Corchado.........................          38   Vice President -- Fixed Operations
John W. Gaines.............................          36   Vice President -- Systems
Jerry L. Pullen............................          50   Vice President -- City Manager
Benjamin J. Quattrone......................          32   Vice President -- Dealer Operations

    Bill A. Gilliland has been the Chairman and Chief Executive Officer and a Director of the Company since its formation. Since 1987, Mr. Gilliland has been the Managing Partner of GGFP, which prior to the Reorganization owned a majority interest in the Company's dealerships. Mr. Gilliland currently is, and since their acquisition by GGFP has been, a director and the president of each of the Company's dealerships. Mr. Gilliland has worked in the retail automobile industry for over 30 years. He is a member of the National Auto Dealers Association and a former board member of the Texas Auto Dealers Association. Mr. Gilliland's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 1999.

    Robert W. Hall has been the Senior Vice Chairman, Treasurer and a Director of the Company since its formation. Mr. Hall currently is, and since the acquisition of the Company's dealerships by GGFP has been, a director and the treasurer of each of the dealerships. Since 1988, Mr. Hall has been a partner of GGFP. Mr. Hall is the son-in-law of Mr. Gilliland. Mr. Hall's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 1997.


    Ezra P. Mager has been the Vice Chairman and a Director of the Company since its formation. From 1990 to January 1996, Mr. Mager was in charge of acquisition activity for United Auto Group, Inc. and its predecessors, one of the largest automobile dealership groups in the United States, and served as its Executive Vice Chairman from 1995 to January 1996. Prior to that time, Mr. Mager was an executive vice president and director of Furman Selz, Mager, Dietz & Birney, Incorporated. Mr. Mager's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 1998.


    Emmett M. Rice, Jr. has been the Senior Vice President, Chief Operating Officer and a Director of the Company since its formation. Mr. Rice currently is, and since their acquisition by GGFP has been, a director and the vice president of each of the Company's dealerships. Mr. Rice has worked in and managed certain of the Company's dealerships for over 13 years. He is a member of the National Auto Dealers Association and the Texas Auto Dealers Association. Mr. Rice's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 1999.

    Charles D. Winton has been a Vice President, the Chief Financial Officer and the Secretary of the Company since its formation. Mr. Winton currently is, and since June 1995 has been, the secretary of the Company's Texas-based dealerships. Prior to that time, Mr. Winton was Vice President of Accounting and Taxes for Sims-Plummer Financial Services. From 1990 to 1993, Mr. Winton was a supervisor with George B. Jones & Company, an accounting firm serving franchised auto dealers.

    Thomas A. Corchado has been Vice President -- Fixed Operations of the Company since the Reorganization. From June 1993 to that time, Mr. Corchado was employed by GGFP, where he supervised the parts and service operations of the Company's dealerships. From June 1990 to May 1993, Mr. Corchado was a senior consultant at Automotive Service Consultants.

    John W. Gaines has been the Vice President -- Systems of the Company since the Reorganization. From February 1992 to that time, Mr. Gaines was employed by GGFP as the coordinator of projects and systems for the Company's dealerships. Mr. Gaines was the Controller for the Amarillo National Bank in Amarillo, Texas, from 1983 to 1992.


    Jerry L. Pullen has been the Vice President--City Manager of the Company since July 1996, with responsibility for the Amarillo area dealerships. From January 1988 to July 1996, Mr. Pullen served as the General Manager of the Company's Midway Chevrolet, Inc. dealership. Mr. Pullen has over 28 years of related experience in the automotive industry. He is currently the President of High Country Chevrolet Dealers.


    Benjamin J. Quattrone has been the Vice President -- Dealer Operations of the Company since the Reorganization. In addition, since July 15, 1996, Mr. Quattrone has served as the General Manager of Westgate Chevrolet, Inc. Prior to the Reorganization, Mr. Quattrone was employed as the Management/ Dealer Trainee of the Quality Nissan Dealership from June 1995. Mr. Quattrone was the District Sales Manager with the Chevrolet Motor Division of General Motors from August 1989 to February 1995.


    The Company intends to select a manager to oversee its Oklahoma City dealerships. This manager may be selected from among the Company's existing employees or hired specifically for that role. Until such a manager is selected, certain officers of the Company, including the Company's Chief Operating Officer, are assisting in overseeing and coordinating the operation of the Company's Oklahoma City dealerships.


    As soon as practicable after the Offering, the Company intends to name two individuals not employed by or affiliated with the Company to Cross-Continent's Board of Directors. Upon completion of the Offering, the Company's Board of Directors will not consist of a majority of independent directors and may not consist of such a majority in the future. See "Risk Factors -- Lack of Independent Directors."

    The Board of Directors of the Company is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Company's Certificate of Incorporation and Bylaws, individuals who are employed by the Company at the time they become directors of Cross-Continent are entitled to serve as directors only if they remain so employed. The executive officers are elected annually by, and serve at the discretion of, the Company's Board of Directors. Following the appointment of at least two outside directors, the Company intends to establish and maintain an Audit Committee, the members of which will consist solely of outside directors, and a Compensation Committee and a Nominating Committee of its Board of Directors. The Company has not previously had any of these committees.

    The Company may compensate the members of the Board of Directors who are not full-time employees of the Company on an annual and per meeting basis, in an amount and on a basis as may be determined in the future. The Company also may decide to compensate members of committees of the Board of Directors for each meeting attended. Directors of the Company receive reimbursement of their reasonable out-of-pocket expenses incurred in connection with their board activities. The Company intends to purchase directors' and officers' insurance for its executive officers and directors, assuming that such insurance is available on commercially reasonable terms.

EXECUTIVE COMPENSATION

    The Company anticipates that during 1996 its most highly compensated executive officers with annualized salaries exceeding $100,000, and their annualized base salaries for 1996, will be: Mr. Gilliland -- $300,000; Mr. Hall
- -- $240,000; Mr. Mager -- $240,000; Mr. Rice -- $240,000; and Messrs. Pullen and
Winton -- each at $120,000 (collectively, the "Named Executives"). See Note 5 to the "Pro Forma Combined Financial Data." In conjunction with the Reorganization, the Company has agreed to pay Mr.

Rice the Executive Bonus. This $600,000 bonus has been expensed in its entirety in the three months ended June 30, 1996. See Note 17 to the Notes to Combined Financial Statements. In his current position as a City Manager, Mr. Pullen is entitled to receive an annual bonus equal to 5.0% of the pre-tax profits over $5.0 million (if any) of the Company's Amarillo area dealerships, payable in cash, incentive stock or stock options, as may be determined in the future. The Company anticipates entering into written agreements with Messrs. Rice and Pullen to evidence these compensation arrangements. The Company also historically has paid, and in the future may pay, discretionary bonuses to its other executive officers, based on the performance of the Company or the nature of services provided by the executives during the year. The amounts of such future bonuses, the conditions for any such awards and the forms of any such bonuses (such as cash, incentive stock or stock options) have not been determined. The Company does not intend to grant any such discretionary bonuses to any of the Senior Management Group for 1996.


    The table below sets forth the compensation paid to the Company's Chief Executive Officer and each of its most highly compensated executive officers with annual compensation exceeding $100,000 for the year ending December 31, 1995.


                                                                                  1995 ANNUAL COMPENSATION
                                                                            -------------------------------------
                                 NAME AND                                                           TOTAL ANNUAL
                            PRINCIPAL POSITION                                SALARY      BONUS     COMPENSATION
- --------------------------------------------------------------------------  ----------  ----------  -------------
Bill A. Gilliland
  Chairman and Chief Executive Officer....................................  $  114,000      --       $   114,000
Emmett M. Rice, Jr.
  Senior Vice President and Chief
  Operating Officer.......................................................     120,000  $  524,836       644,836
Jerry L. Pullen
  Vice President -- City Manager..........................................      72,000     568,091       640,091
Thomas A. Corchado
  Vice President -- Fixed Operations......................................      64,538      78,865       143,403


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Because the Company was formed in 1996, it did not have a Compensation Committee for a prior fiscal year. Following the appointment of at least two outside directors to the Company's Board, the Company intends to form a Compensation Committee and anticipates naming its two outside directors to serve on the committee.

STOCK OPTION PLAN


    The Company expects to have in place its 1996 Stock Option Plan (the "Stock Option Plan") immediately prior to completion of the Offering. The Company anticipates granting, under the Stock Option Plan, options to purchase 7,692 shares of Common Stock to Mr. Mager immediately before completion of the Offering. Such options will have an exercise price equal to the per share initial public offering price of the Common Stock and be exercisable starting 90 days from the date of grant. The per share exercise price of incentive stock options ("ISOs") granted under the Stock Option Plan must equal at least 100% of the Fair Market Value (as defined in the Stock Option Plan) of a share of the Common Stock on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Stock).



    The purpose of the Stock Option Plan is to provide key employees (including officers) and directors of the Company with additional incentives by increasing their equity ownership in the Company. The Company intends to reserve a total of 1,380,000 authorized but unissued shares of Common Stock for issuance under the Stock Option Plan. These reserved shares will represent 10% of the shares of Common Stock outstanding after the Offering.

    Options granted under the Stock Option Plan are intended to qualify as ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or be non-qualified. Holders of ISOs are not taxed until they sell the stock received upon the exercise of an ISO. The entire spread between the sale proceeds and the ISO exercise price is a long-term capital gain. Holders of non-qualified options receive ordinary income upon exercise of the option in an amount equal to the spread between the value of the purchased stock on exercise and the exercise price.

    The Stock Option Plan is intended to satisfy the conditions of Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 promulgated thereunder, which rule exempts certain short-swing gains from recapture by the Company. The Stock Option Plan will be administered by the Company's Board of Directors, or a committee of the Board comprised exclusively of two or more "non-employee directors" within the meaning of Rule 16b-3. Subject to the terms of the Stock Option Plan, the administrator of the Stock Option Plan will have the sole authority and discretion to grant options, construe the terms of the plan and make all other determinations and take all other action with respect to the Stock Option Plan.


    Options will be exercisable during the period specified by the administrator of the Stock Option Plan, except that options will become immediately exercisable upon a Change in Control (as defined in the Stock Option Plan) of the Company. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions." Option holders may not exercise their options more than 10 years from the date of grant (or five years in the case of ISOs granted to holders of more than 10% of the Common Stock) or, unless otherwise determined by the administrator of the Stock Option Plan, after their employment with the Company terminates (other than by reason of death). Unless otherwise permitted by the administrator of the Stock Option Plan, options are nontransferable, except by will or the laws of intestate succession or pursuant to a qualified domestic relations order. Shares underlying options that terminate unexercised are available for reissuance under the Stock Option Plan.

                             PRINCIPAL STOCKHOLDERS


    The following table describes the beneficial ownership of the Common Stock as of August 1, 1996 (and after giving effect to the Offering) by (i) each person who has granted the Underwriters an option to purchase shares of Common Stock held by such person if the Underwriters' over-allotment option is exercised (a "Selling Stockholder"), (ii) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (iii) each of the Company's directors and executive officers and
(iv) all directors and executive officers as a group.



                                            SHARES       PERCENT       PERCENT      NUMBER OF SHARES   PERCENT IF OVER-
                                         BENEFICIALLY    BEFORE         AFTER       SUBJECT TO OVER-   ALLOTMENT OPTION
BENEFICIAL OWNER (1)                      OWNED (2)     OFFERING     OFFERING (3)   ALLOTMENT OPTION     EXERCISED (4)
- ---------------------------------------  ------------  -----------  --------------  ----------------  -------------------
Bill A. Gilliland (5)..................     6,925,500       68.4%         50.2%           388,631              47.4
Robert W. Hall (6).....................     1,731,375       17.1          12.5             97,020              11.8
Emmett M. Rice, Jr. (7)................     1,012,500       10.0           7.3             56,779               6.9
Ezra P. Mager (8)......................       303,750        3.0           2.2             --                   2.2
Jerry L. Pullen (9)....................       151,875        1.5           1.1              8,820               1.0
Charles D. Winton......................       --           --             --               --                 --
Thomas A. Corchado.....................       --           --             --               --                 --
John W. Gaines.........................       --           --             --               --                 --
Benjamin J. Quattrone..................       --           --             --               --                 --
All executive officers and directors as
 a group (9 persons) (8)...............    10,125,000      100.0          73.3            551,250              69.3


- ---------
(1) The address for each beneficial owner is in care of Cross-Continent Auto Retailers, Inc., 1201 South Taylor Street, Amarillo, Texas 79101. Each of the individuals listed is an officer of the Company.
(2) Except as indicated in the footnotes to this table, to the knowledge of the Company, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable state law.
(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) Assumes that the Underwriters' over-allotment option is exercised in full.

(5) Of these shares, 1,731,375 are owned of record by Xaris, Ltd., a Texas limited partnership. Pursuant to the terms of an agreement among Mr. Gilliland, Lori D'Atri (Mr. Gilliland's daughter) and Mr. Hall and his wife, Robin W. Hall, Mr. Gilliland controls Xaris Management Co., the general partner of Xaris, Ltd. Mr. Gilliland disclaims beneficial ownership of these shares.
(6) Mr. and Mrs. Hall hold a controlling interest in the general partner of Twenty-Two Ten, Ltd., a Texas limited partnership, which is the record owner of these shares.
(7) Mr. Rice and his wife, Nancy J. Rice, hold a controlling interest in the general partner of Benji Investments, Ltd., a Texas limited partnership, which is the record owner of these shares.

(8) Does not include 138,000 shares of Common Stock issuable upon the exercise of options to be granted immediately prior to the Offering with an exercise price equal to the initial public offering price.


(9) Jerry L. Pullen and his wife, Kaye J. Pullen, hold a controlling interest in the general partner of KAPL, Ltd., a Texas limited partnership, which is the record owner of these shares.



    Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase shares of Common Stock from the Selling Stockholders, if and to the extent the Underwriters' over-allotment option is exercised, in proportion to the Selling Stockholders' respective ownership interests in the Company.

                              CERTAIN TRANSACTIONS


    Prior  to  the  Reorganization,  Bill  A.  Gilliland  and  his  wife, Sandra
Gilliland, Robert W. Hall and his wife, Robin W. Hall, and Lori D'Atri (collectively, the "GGFP Partners") held a controlling equity interest in Midway Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Working Man's Credit Plan, Inc. The GGFP Partners held their interests in these dealerships through GGFP, of which Mr. Gilliland is the managing general partner. Midway, Plains and Westgate acquired the common stock of Performance Nissan, Inc. and Performance Dodge, Inc. in 1995 at a cost of $1.4 million and $5.9 million, respectively, and Midway, Plains, Westgate and Quality Nissan acquired Allied 2000 Collision Center, Inc. in 1996 at a cost of $26,000. The Company was formed in May 1996 and, in June 1996, acquired all of the common stock of the dealerships owned directly by GGFP in exchange for Common Stock of the Company. The shares of common stock of Performance Nissan, Performance Dodge and Allied 2000 were then distributed to the Company.



    GGFP and other stockholders of Midway, Plains, Westgate, Quality Nissan and Working Man's Credit exchanged their shares of stock in those dealerships for an aggregate of 1,012,500, 6,744,600, 1,240,000, 822,055 and 2,000 shares of Common
Stock, respectively, in the Reorganization. The exchange ratios of Common Stock for the stock in the dealerships acquired by the Company in the Reorganization were established through negotiation among the parties to the Reorganization, and were based largely on the value of the dealerships and the capital contributions by the owners of the dealerships. Although Mr. Gilliland and Mr. Hall took an active role in these negotiations, all of the owners of the dealerships, including Mr. Rice, the Company's Chief Operating Officer (who beneficially owned shares in Plains Chevrolet, Inc. and Working Man's Credit Plan, Inc. prior to the Reorganization), and Mr. Pullen, the Company's Vice President-City Manager (who beneficially owned shares in Midway Chevrolet, Inc. prior to the Reorganization), approved the allocation of shares of Common Stock.


    In connection with its business travel, the Company from time to time uses an airplane that is owned by Plains Air, Inc. Messrs. Gilliland and Hall, the Chairman and Senior Vice Chairman, respectively, of the Company, own Plains Air, Inc. Currently, the Company pays Plains Air, Inc. $13,050 per month plus a fee of approximately $488 per hour for use of the airplane. In 1995, the Company paid an aggregate of $199,000 for the use of the airplane. The Company believes that these fees are no less favorable to the Company than could be obtained in an arm's-length transaction between unrelated parties. The Company anticipates that as it pursues its acquisition strategy, its use of this airplane will increase and its costs associated with the plane will correspondingly increase.

    As a privately held company, Cross-Continent historically reimbursed GGFP, which is a Texas partnership controlled by Mr. Gilliland, the Company's Chairman and Chief Executive Officer, for costs incurred by GGFP on behalf of the Company, including the Company's proportionate share of GGFP's administrative, clerical and other corporate overhead costs. In addition, the Company paid GGFP a fee for management services generally based on the Company's profits and the level of management services rendered. Messrs. Gilliland and Hall hold 60% and 20%, respectively, of the partnership interests of GGFP. Payments to GGFP for 1993, 1994 and 1995 were $3.0 million, $3.7 million and $5.4 million, respectively. A portion of these fees have been classified as selling, general and administrative expenses in the Company's financial statements included in this Prospectus. The management fees shown separately on the accompanying financial statements have been discontinued as of January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In 1994, GGFP loaned $1.05 million to the Company in connection with the relocation of the Company's Quality Nissan dealership. Interest on the loan accrues at 8.0% per annum and is payable monthly. Principal is payable in quarterly installments, and the Company expects to repay the loan in full out of funds from operations by the end of 1996. At June 30, 1996, the amount outstanding under the loan was $467,000.

    As with other franchised dealerships, the Company is entitled to deposit funds in the GMAC Deposit Account in an amount up to 75% of the amount of inventory financed by GMAC. These funds so deposited earn interest at a rate equal to the rate charged under the GMAC floor plan. Historically, the Company has permitted its employees (including its principal stockholders and Named Executives) to advance funds to the Company for the purpose of investing in the GMAC Deposit Account. The Company has acted only as an intermediary in this process. At December 31, 1995 and June 30, 1996, funds advanced and outstanding from the Company's principal stockholders and Named Executives aggregated $2.9 million and $4.2 million, respectively. Following completion of the Offering, the Company intends to deposit its funds in the GMAC Deposit Account before permitting its employees, including its principal stockholders and Named Executives, to make deposits into the account.

    During 1995, GGFP advanced funds aggregating $2.6 million to the Company for working capital purposes relating primarily to acquisitions. These advances accrued interest at an annual rate of 8.0% and were repaid in full in February 1996.

    GGFP was the contracting agent for the construction of certain facilities for the Company during 1995. The total cost of the facilities approximated $570,000, which included approximately $52,000 as payment to GGFP for architectural and construction management fees.

    GGFP leases the Company its corporate offices for an annual rent of $64,800 under a five-year lease extending through June 2001. GGFP also subleases to the Company the real estate on which the Company's Performance Nissan dealership is located. Annual rent under the sublease is $228,000, which is the same amount payable by GGFP under the principal lease for the property.


    In June 1996, the Company issued 303,750 shares of Common Stock to Mr. Mager in connection with the Executive Purchase. The Company recorded a non-cash expense relating to employee stock compensation of approximately $1.1 million in the six months ended June 30, 1996, representing the difference between the Company's estimate of the fair value, as of April 1, 1996, of the 303,750 shares of Common Stock issued in the Executive Purchase and the cash consideration paid of $250,000. The Company based its estimate on the assumed initial public offering price of the Shares less certain discounts to reflect, as of April 1, 1996, the lack of a public market for the securities, the uncertainty regarding an initial public offering and the fact that the pending acquisition of Hickey Dodge had not been contemplated.



    It is anticipated that, in addition to options to purchase 7,692 shares of Common Stock that will be granted to him under the Stock Option Plan immediately before completion of the Offering, Mr. Mager will receive from the Company upon completion of the Offering an option to purchase an aggregate of 130,308 shares of Common Stock at the initial public offering price. All of these options will be exercisable at any time or from time to time after the 90th day after, and before the tenth anniversary of, the completion of the Offering, so long as Mr. Mager is an employee or serves as a consultant or in another advisory capacity to the Company at the time the option is exercised. Mr. Mager has agreed with Morgan Stanley & Co. Incorporated, on behalf of the Underwriters, not to sell or otherwise transfer or dispose of any shares of Common Stock issued upon the exercise of these options for a period of 180 days after the date of this Prospectus. See "Underwriters."


    Mr. Gilliland has unconditionally guaranteed substantially all, and Mr. Rice has unconditionally guaranteed a portion, of the Company's debt to non-affiliates. At June 30, 1996, the aggregate amount of such debt was $48.9 million. To the extent proceeds of the Offering are applied to reduce any of this debt, these guarantee obligations will be reduced. Following the Offering, the Company intends to seek the release of Messrs. Gilliland and Rice from these guarantees.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share.

COMMON STOCK


    As of August 1, 1996, there were 10,125,000 shares of Common Stock outstanding that were held of record by six stockholders. Immediately following the Offering, 13,800,000 shares of Common Stock will be outstanding.

    Holders of Common Stock have one vote per share on matters to be voted upon by the stockholders of the Company. They do not have cumulative voting rights. As a result, the holders of more than 50% of the shares of the Common Stock will have the ability to elect all of the Company's directors. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions." Holders of Common Stock may receive dividends when, as and if declared by the Board of Directors from any assets legally available therefor and may share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of Preferred Stock. The Company does not intend to pay cash dividends on the Common Stock for the foreseeable future. See "Dividend Policy." Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and are subject to the rights of the holders of any Preferred Stock that the Company may issue. Holders of Common Stock are not subject to calls or assessments by the Company. All outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold hereby will be, when issued, fully paid and non-assessable. The rights, privileges, preferences and priorities of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

    Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "XC", subject to official notice of issuance.

PREFERRED STOCK


    The Board of Directors of the Company may, subject to applicable law, from time to time issue up to an aggregate of 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series with such designations, rights, preferences, privileges and restrictions as the Board of Directors may determine, in each case without further vote or action by the stockholders. Such rights may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund provisions and the number of shares constituting any series or the designation of such series. Because of the broad discretion of the Board of Directors with respect to the creation and issuance of Preferred Stock without stockholder approval, the issuance of Preferred Stock may delay, defer or prevent a change in control of the Company and may adversely affect the rights of the holders of Common Stock. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock. In addition, because the terms of such Preferred Stock may be fixed by the Board of Directors without stockholder approval, the Preferred Stock could be designated and issued quickly in the event that the Company requires additional equity capital. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. In connection with its Rights Agreement, the Company has designated 250,000 shares of Preferred Stock as its Series A Junior Participating Preferred Stock. See "-- Stockholders' Rights Plan." As of the date hereof, the Board of Directors has not provided for the issuance of any other series of Preferred Stock, and except as described below under "-- Stockholders' Rights Plan," there are no agreements or understandings providing for the issuance of Preferred Stock.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    CERTIFICATE OF INCORPORATION AND BYLAWS

    The Company has included provisions in its Certificate of Incorporation and Bylaws to help assure fair and equitable treatment of the Company's stockholders if a person or group should seek to gain control of Cross-Continent in the future. Such provisions, which are discussed below, may make a takeover attempt more difficult, whether by tender offer, proxy contest or otherwise. These provisions may diminish the likelihood that a potential acquiror will make an offer for the Company's Common Stock, impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management, even if such removal would benefit the stockholders.

    The Company's Board of Directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Delaware General Corporation Law, stockholders of a corporation with a classified board may remove a director only for cause.

Under the Company's Certificate of Incorporation, an affirmative vote of the holders of at least two-thirds of the shares is required to amend or repeal the provisions related to the classified board. In addition, all stockholder action must be taken at a duly called meeting and not by a consent in writing. The Company's Bylaws do not permit stockholders of Cross-Continent to call a special meeting of stockholders. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions."

    DELAWARE TAKEOVER STATUTE

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held
Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless, prior to the date the stockholder became an interested stockholder, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of the two exceptions to the prohibitions is satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

ANTI-TAKEOVER EFFECT OF PROVISIONS IN DEALER AGREEMENTS

    Under the Company's Dealer Agreements with the Chevrolet division of General Motors, if any person or entity acquires more than 20% of the Common Stock issued and outstanding at any time and the Chevrolet division determines that such person or entity does not have interests compatible with those of the Chevrolet division, or is otherwise not qualified to have an ownership interest in a Chevrolet dealership (an "Adverse Person"), the Company must transfer its Chevrolet dealerships to a third party acceptable to the Chevrolet division or terminate its Dealer Agreements with Chevrolet unless, within 90 days after Chevrolet's determination, the Adverse Person's ownership interest in the Company is reduced to less than 20%. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions" and "Business -- Vehicle and Parts Suppliers -- Relationships with Automakers."

    Under the Dealer Agreements with Nissan that the Company anticipates will be in effect upon completion of the Offering, as renegotiated in anticipation of the Offering, Nissan will have the right to terminate the Company's Nissan franchises if, without Nissan's prior approval, Mr. Gilliland's ownership of Common Stock falls below 20% of the total number of shares of Common Stock issued and outstanding or Mr. Gilliland ceases to be the Chief Executive Officer of the Company. Nissan also will have the right to terminate the Company's Dealer Agreements if any person or entity acquires 20% or more of the Company's issued and outstanding shares and Nissan determines that such ownership is adverse to Nissan.

    Under the Company's Dealer Agreement with the Dodge division of Chrysler, following the Offering, Chrysler will be entitled to terminate the Company's Dodge franchise if there is any change in the ownership of a controlling number of shares in the Company not approved by Chrysler. The change of control provisions in the Company's Dealer Agreements with GM, Nissan and Chrysler could discourage a third party from acquiring a significant equity position in the Company or from seeking control of the Company.

STOCKHOLDERS' RIGHTS PLAN

    Immediately prior to completion of the Offering, the Company's Rights Agreement (the "Rights Plan") will take effect. The purpose of the Rights Plan is to promote negotiations between a prospective acquiror and the Company's
Board of Directors in order to ensure that the stockholders' interests will be best served.

    Under the Rights Plan, each stockholder of the Company (including the Company's existing stockholders) will be issued one right (a "Right") with each share of Common Stock issued prior to the Distribution Date (as defined below). The Rights are not exercisable, will not be represented by separate certificates and are transferable only with a transfer of the Common Stock until the tenth day after (i) such time as a person or entity, together with affiliates and associates, acquires beneficial ownership of 19.9% of the Common Stock or (ii) a person or entity announces its intention to make such an acquisition (such person or entity being the "Acquiring Person" and such date being the "Distribution Date"). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

    Each Right is exercisable after the Distribution Date for one one-hundredth of a share of Junior Preferred Stock at a purchase price of $100 per share, subject to adjustment. However, once the Rights are triggered, holders of Common Stock (other than the Acquiring Person) have the right, in lieu of acquiring Junior Preferred Stock, to purchase Common Stock having a market value, as of the time that the Acquiring Person crossed the 19.9% threshold, equal to twice the Right's exercise price. The factors considered in determining the exercise price of the Rights include pricing and dilution characteristics of other rights plans with respect to similar securities registered under the Securities Act and the estimated initial public offering price of the Common Stock.

    The Company may, at the discretion of the Board of Directors, lower this threshold to as low as 10% of the Common Stock then outstanding. The Company also has the right, after the Acquiring Person has crossed the 19.9% or 10% threshold, as the case may be, but before the Acquiring Person has acquired 50% of the Common Stock, to exchange one new share of Common Stock for each Right (other than Rights held by the Acquiring Person).

    Under the Rights Plan, once the Rights become exercisable, if the Company is merged or combined with any person or if the Company sells 50% or more of its assets to any person, each holder of a Right (other than an Acquiring Person) has the right, in lieu of acquiring Junior Preferred Shares, to purchase shares of common stock of such person having a market value at that time of two times the exercise price of the Rights.

    If the Company is unable to issue a sufficient number of shares of Common Stock to permit the exercise in full of the Rights for Common Stock, it will issue shares of Junior Preferred Stock upon exercise of the Rights. The Junior Preferred Stock is non-redeemable and junior to any other preferred stock of the Company. The provisions of the Junior Preferred Stock are designed to provide that each one one-hundredth of a share of Junior Preferred Stock issuable upon exercise of a Right approximates the value of one share of Common Stock. Each whole share of Junior Preferred Stock will accrue a quarterly dividend of $1 and a dividend equal to 100 times any dividend paid on the Common Stock. Upon liquidation of the Company, each whole share of Junior Preferred Stock will have a liquidation preference of $100 plus an amount equal to 100 times the amount paid on any share of Common Stock. Each share of Junior Preferred Stock will entitle its holder to 100 votes on matters submitted to the Company's stockholders, which votes will be cast with the votes of the holders of Common Stock. If the Company were merged, consolidated or involved in a similar transaction, each share of Junior Preferred Stock would entitle its holder to receive 100 times the amount received by holders of Common Stock in the merger or similar transaction.

    Any exercise of the Rights would have a dilutive effect on an Acquiring Person both economically and in terms of its percentage ownership of the Company's Common Stock. Therefore, the existence of the Rights may discourage a third party from attempting to acquire control of the Company. In order to ensure that the Rights will not interfere with negotiated transactions between the Company and a potential acquiror, which are approved by the Company's Board of Directors, the Company may redeem the Rights at a price of $.01 per Right at any time prior to the acquisition by any person or entity of beneficial ownership of 19.9% or more of the Common Stock.


    Reference is hereby made to the Rights Agreement to be entered into between the Company and The Bank of New York, as rights agent, specifying the terms of the Rights, which agreement includes as an exhibit the form of Rights Certificate, and this description is qualified in its entirety by reference to the terms and conditions thereof. The Rights Agreement is an exhibit to the Registration Statement of which this Prospectus is a part.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Certificate of Incorporation and Bylaws contain certain provisions permitted under the Delaware General Corporation Law that limit the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law, or any transaction from which a director derived an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist it in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

    The Company has appointed The Bank of New York as the transfer agent and registrar for the Common Stock, as well as rights agent under the Rights Plan.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this Offering, the Company will have approximately 13,800,000 shares of Common Stock issued and outstanding, assuming no exercise of options outstanding. Of the Common Stock outstanding upon completion of this Offering, the 3,675,000 shares of Common Stock sold in this Offering will be freely transferable by the holders thereof without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "affiliate"), or persons who have been affiliates within the preceding three months. Holders of the remaining 10,125,000 shares of Common Stock will not be able to sell their shares in reliance on Rule 144 under the Securities Act prior to June 1998.


    In general, under Rule 144 as currently in effect, a holder (or holders whose shares are aggregated) of "restricted securities," including persons who may be deemed affiliated with the Company, whose shares meet a two-year holding period requirement are entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is deemed not to have been an affiliate of the Company during the three months preceding a sale by him, and whose shares meet a three-year holding period requirement, is entitled to sell those shares, without regard to these restrictions and requirements. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the Offering).

    The Securities and Exchange Commission (the "Commission") has recently proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted securities under Rule 144 after a one-year, rather than a two-year, holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted securities by non-affiliates under Rule 144(k) after a two-year, rather than a three-year, holding period. Adoption of such amendments could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.


    The Company has reserved 1,380,000 shares of Common Stock for issuance under the Stock Option Plan. See "Management -- Stock Option Plan." After the Offering, the Company may file registration statements under the Securities Act to register the Common Stock to be issued under this plan. After the effective date of such registration statement, shares issued under the Stock Option Plan will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company. In addition, as part of any acquisition it may complete in the future, the Company may issue additional shares of Common Stock subject to concentration of ownership provisions in the Company's Dealer Agreements. See "Business -- Growth Strategy
- -- Acquisitions."


    Prior to the Offering, there has been no market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through sales of its equity securities.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:


NAME                                                                                   NUMBER OF SHARES
- -------------------------------------------------------------------------------------  -----------------
Morgan Stanley & Co. Incorporated....................................................
Furman Selz LLC......................................................................
Rauscher Pierce Refsnes, Inc.........................................................

                                                                                       -----------------
    Total............................................................................       3,675,000
                                                                                       -----------------
                                                                                       -----------------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

    The Underwriters propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated, Furman Selz LLC and Rauscher Pierce Refsnes, Inc. (the "Representatives").

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "XC", subject to official notice of issuance.


    The Company and, if the Underwriters' over-allotment option is exercised, the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.



    Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 551,250 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Selling Stockholders will participate in the Offering only if and to the extent the Underwriters exercise the over-allotment option. The Company will pay the expenses related to the exercise of the over-allotment option (other than stock transfer taxes and counsel fees of the Selling Stockholders, if any). The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby. See "Principal Stockholders."


    The Company, its directors and executive officers and all existing stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not for a period of 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of Common Stock or such other securities, in cash or otherwise, other than (a) the shares of Common Stock offered hereby, (b) any options or similar securities issued pursuant to the Stock Option Plan, as such plan is in effect on the date hereof, and (c) any shares of Common Stock issued by the Company upon the exercise of any option outstanding on the date hereof as disclosed in this Prospectus.


    The Underwriters have informed the Company that they do not expect sales to discretionary accounts to exceed 5% of the total number of shares of Common Stock offered by them.


    At the request of the Company, the Underwriters have reserved approximately 183,750 shares of Common Stock, representing 5.0% of the shares of Common Stock to be sold in the Offering, for sale to certain of its employees and certain other persons at the public offering price set forth on the cover page hereof. If such shares are not so sold to employees of the Company, they will be sold to the public.


PRICING OF THE OFFERING

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors that will be considered in determining the initial public offering price of the Common Stock are the sales, earnings and certain other pro forma financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios, the market price of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. Since the Company will be one of the first public companies in the auto dealership business, the Company and the Representatives will not be able to use the market prices of other companies in the same industry as a benchmark in setting the initial public offering price.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Howard, Darby & Levin, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The combined financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, the financial statements of Jim Glover Dodge, Inc. as of November 30, 1994 and 1995 and for each of the two years in the period ended November 30, 1995 and the financial statements of Lynn Hickey Dodge, Inc. as of December 31, 1994 and 1995 and for each of the two years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act for the Shares. This Prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                    INDEX TO COMBINED FINANCIAL INFORMATION

                                                                                                               PAGE
                                                                                                             ---------
HISTORICAL FINANCIAL STATEMENTS
CROSS-CONTINENT AUTO RETAILERS, INC. AND SUBSIDIARIES

    Report of Independent Accountants......................................................................        F-2

    Combined Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for the six
     months ended June 30, 1995 and 1996 (unaudited).......................................................        F-3

    Combined Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996 (unaudited).................        F-4

    Combined Statement of Changes in Stockholders' Equity for the three years ended December 31, 1995 and
     for the six months ended June 30, 1996 (unaudited)....................................................        F-5

    Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the six
     months ended June 30, 1995 and 1996 (unaudited).......................................................        F-6

    Notes to Combined Financial Statements.................................................................        F-7

HISTORICAL FINANCIAL STATEMENTS
JIM GLOVER DODGE, INC.

    Report of Independent Accountants......................................................................       F-21

    Statements of Operations for the years ended November 30, 1994 and 1995................................       F-22

    Balance Sheets as of November 30, 1994 and 1995 .......................................................       F-23

    Statement of Changes in Stockholders' Equity for the two years ended November 30, 1995.................       F-24

    Statements of Cash Flows for the years ended November 30, 1994 and 1995................................       F-25

    Notes to Financial Statements..........................................................................       F-26

HISTORICAL FINANCIAL STATEMENTS
LYNN HICKEY DODGE, INC.

    Report of Independent Accountants......................................................................       F-30

    Statements of Operations for the years ended December 31, 1994 and 1995 and for the six months ended
     June 30, 1995 and 1996 (unaudited)....................................................................       F-31

    Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996 (unaudited)..........................       F-32

    Statements of Changes in Stockholder's Equity for the two years ended December 31, 1995 and for the six
     months ended June 30, 1996 (unaudited)................................................................       F-33

    Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the six months ended
     June 30, 1995 and 1996 (unaudited)....................................................................       F-34

    Notes to Financial Statements..........................................................................       F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cross-Continent Auto Retailers, Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cross-Continent Auto Retailers, Inc. and its subsidiaries at December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Fort Worth, Texas
June 21, 1996

                      CROSS-CONTINENT AUTO RETAILERS, INC.

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                               SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                            -------------------------------  --------------------
                                              1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------
                                                                                 (unaudited)
Revenues:
  Vehicle sales                             $ 150,205  $ 163,721  $ 212,984  $ 101,464  $ 125,900
  Other operating revenue                      15,159     18,047     23,210     10,880     15,341
                                            ---------  ---------  ---------  ---------  ---------
    Total revenues                            165,364    181,768    236,194    112,344    141,241
                                            ---------  ---------  ---------  ---------  ---------
Cost and expenses:
  Cost of sales                               139,626    153,446    198,702     94,470    119,921
  Selling, general and administrative          17,194     18,522     25,630     11,958     15,695
  Depreciation and amortization                   992        934        951        471        549
  Management fees paid to related party         2,536      3,183      4,318      2,155      -
  Employee stock compensation                   -          -          -          -          1,099
                                            ---------  ---------  ---------  ---------  ---------
                                              160,348    176,085    229,601    109,054    137,264
                                            ---------  ---------  ---------  ---------  ---------
                                                5,016      5,683      6,593      3,290      3,977
Other income (expense):
  Interest income                                 265        576        830        406        527
  Interest expense                             (2,113)    (2,526)    (3,918)    (1,932)    (2,251)
                                            ---------  ---------  ---------  ---------  ---------
  Income before income taxes                    3,168      3,733      3,505      1,764      2,253
  Income tax provision                          1,173      1,351      1,310        659      1,224
                                            ---------  ---------  ---------  ---------  ---------
    Net income                              $   1,995  $   2,382  $   2,195  $   1,105  $   1,029
                                            ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------


                     The accompanying notes are an integral
                      part of these financial statements.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS


                                                               DECEMBER 31,
                                                           --------------------
                                                             1994       1995
                                                           ---------  ---------  JUNE 30, 1996
                                                                                 -------------
                                                                                  (unaudited)
Current assets:
  Cash and cash equivalents                                $   5,001  $   8,362    $   8,892
  Accounts receivable                                          4,523      9,383       10,664
  Inventories                                                 23,243     43,731       38,416
                                                           ---------  ---------  -------------
    Total current assets                                      32,767     61,476       57,972
Property and equipment, at cost, less accumulated
 depreciation                                                  9,283     12,107       12,213
Goodwill, net                                                  3,523      7,385        7,296
Other assets                                                   2,006      2,439        3,407
                                                           ---------  ---------  -------------
    Total assets                                           $  47,579  $  83,407    $  80,888
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable                                 $  18,964  $  39,088    $  36,177
  Current maturities of long-term debt                           655      1,525        1,543
  Accounts payable                                             1,571      4,846        4,796
  Due to affiliates                                            2,225      5,954        4,620
  Accrued expenses and other liabilities                       6,966      7,495        6,760
  Deferred income taxes                                        2,336      2,032        2,032
                                                           ---------  ---------  -------------
    Total current liabilities                                 32,717     60,940       55,928
                                                           ---------  ---------  -------------
Long-term debt                                                 7,150     11,859       11,131
Deferred warranty revenue - long-term portion                  2,671      3,507        4,350
                                                           ---------  ---------  -------------
    Total long-term liabilities                                9,821     15,366       15,481
                                                           ---------  ---------  -------------
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
   authorized, none issued                                     -          -            -
  Common stock, $.01 par value, 100,000,000 shares
   authorized, 10,125,000 issued and outstanding at June
   30, 1996                                                    -          -              101
  Paid-in capital                                              1,064      1,064        2,312
  Retained earnings                                            3,977      6,037        7,066
                                                           ---------  ---------  -------------
    Total stockholders' equity                                 5,041      7,101        9,479
                                                           ---------  ---------  -------------
Commitments and contingencies (Notes 4, 15, 18 and 19)
                                                           ---------  ---------  -------------
    Total liabilities and stockholders' equity             $  47,579  $  83,407    $  80,888
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------


                     The accompanying notes are an integral
                      part of these financial statements.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE THREE YEARS ENDED DECEMBER 31, 1995 AND
                         SIX MONTHS ENDED JUNE 30, 1996
                                 (IN THOUSANDS)

                                                         PREFERRED STOCK           COMMON STOCK
                                                     -----------------------  ----------------------    PAID-IN     RETAINED
                                                       SHARES       AMOUNT     SHARES      AMOUNT       CAPITAL     EARNINGS
                                                     -----------  ----------  ---------  -----------  -----------  -----------
Balance at December 31, 1992                              -       $   -           -       $   -        $     764    $    (234)
Contributions by Control Group                                                                               300
Dividends paid                                                                                                            (86)
Net income                                                                                                              1,995
                                                          -----   ----------  ---------       -----   -----------  -----------
Balance at December 31, 1993                              -           -           -           -            1,064        1,675
Net income                                                                                                              2,382
Dividends paid                                                                                                            (80)
                                                          -----   ----------  ---------       -----   -----------  -----------
Balance at December 31, 1994                              -           -           -           -            1,064        3,977
Net income                                                                                                              2,195
Dividends paid                                                                                                           (135)
                                                          -----   ----------  ---------       -----   -----------  -----------
Balance at December 31, 1995                              -           -           -           -            1,064        6,037
Issuance of common stock pursuant to reorganization
 (unaudited)                                                                      9,821          98          (98)
Issuance of common stock pursuant to employment
 agreement (unaudited)                                                              304           3        1,346
Net income (unaudited)                                                                                                  1,029
                                                          -----   ----------  ---------       -----   -----------  -----------
Balance at June 30, 1996 (unaudited)                      -       $   -          10,125   $     101    $   2,312    $   7,066
                                                          -----   ----------  ---------       -----   -----------  -----------
                                                          -----   ----------  ---------       -----   -----------  -----------


                                                       TOTAL
                                                     ---------
Balance at December 31, 1992                         $     530
Contributions by Control Group                             300
Dividends paid                                             (86)
Net income                                               1,995
                                                     ---------
Balance at December 31, 1993                             2,739
Net income                                               2,382
Dividends paid                                             (80)
                                                     ---------
Balance at December 31, 1994                             5,041
Net income                                               2,195
Dividends paid                                            (135)
                                                     ---------
Balance at December 31, 1995                             7,101
Issuance of common stock pursuant to reorganization
 (unaudited)                                             -
Issuance of common stock pursuant to employment
 agreement (unaudited)                                   1,349
Net income (unaudited)                                   1,029
                                                     ---------
Balance at June 30, 1996 (unaudited)                 $   9,479
                                                     ---------
                                                     ---------


                     The accompanying notes are an integral
                      part of these financial statements.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                     SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,            JUNE 30,
                                                  -------------------------------  --------------------
                                                    1993       1994       1995       1995       1996
                                                  ---------  ---------  ---------  ---------  ---------
                                                                                       (unaudited)
Cash flows from operating activities:
  Net income                                      $   1,995  $   2,382  $   2,195  $   1,105  $   1,029
  Adjustments to reconcile net income to net
   cash provided (used) by operating activities:
    Depreciation and amortization                       992        934        951        471        549
    Proceeds from extended warranty sales             2,667      2,614      3,345      1,497      2,447
    Amortization of deferred warranty revenue        (1,089)    (1,648)    (2,136)      (956)    (1,396)
    Employee stock compensation                       -          -          -          -          1,099
    Deferred taxes and other                            367     (1,121)      (836)       282       (968)
  (Increase) decrease in:
    Accounts receivable                              (2,383)       (74)    (4,860)    (2,369)    (1,281)
    Inventory                                        (1,697)     1,052     (8,285)    (4,211)     5,315
  Increase (decrease) in:
    Accounts payable - trade                            458       (604)     3,275      2,558        (50)
    Accrued expenses and other liabilities            1,041      1,452        (68)        63       (944)
                                                  ---------  ---------  ---------  ---------  ---------
        Net cash provided (used) by operating
         activities                                   2,351      4,987     (6,419)    (1,560)     5,800
                                                  ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment                (739)    (1,813)    (1,485)       (37)      (565)
  Acquisition of minority interest                   (1,000)     -          -          -          -
  Acquisition of dealerships                          -          -           (302)     -          -
                                                  ---------  ---------  ---------  ---------  ---------
        Net cash used by investing activities        (1,739)    (1,813)    (1,787)       (37)      (565)
                                                  ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Change in floor plan notes payable                    800       (937)     9,381      3,467     (2,911)
  Due to affiliates                                     473      1,640      3,729      1,647     (1,334)
  Long-term debt repayments                            (584)    (1,277)    (1,408)      (404)      (710)
  Paid-in capital                                       300      -          -          -          -
  Proceeds from common stock issuance                 -          -          -          -            250
  Dividends paid                                        (86)       (80)      (135)     -          -
                                                  ---------  ---------  ---------  ---------  ---------
        Net cash provided (used) by financing
         activities                                     903       (654)    11,567      4,710     (4,705)
                                                  ---------  ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents      1,515      2,520      3,361      3,113        530
Cash and cash equivalents at beginning of period        966      2,481      5,001      5,001      8,362
                                                  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period        $   2,481  $   5,001  $   8,362  $   8,114  $   8,892
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------


                     The accompanying notes are an integral
                      part of these financial statements.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION AND BASIS OF PRESENTATION

The accompanying financial statements reflect the combined operations of Plains Chevrolet, Inc., Midway Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., Performance Nissan, Inc., Performance Dodge, Inc. and Working Man's Credit Plan, Inc. During June 1996, the shareholders of these entities exchanged their shares of stock in these companies for 9,821,155 shares of common stock in a newly created Delaware corporation, Cross-Continent Auto Retailers, Inc., representing all of such corporation's outstanding common stock prior to the Offering. The shareholders' ownership interests in the newly created company subsequent to the reorganization and prior to the Offering are as follows:



Gilliland Group Family Partnership ("GGFP")                        88.2%
Emmett M. Rice, Jr.                                                10.3%
Other                                                               1.5%


All of the GGFP partnership interests are owned and controlled by Bill A. Gilliland, Chairman and CEO, Robert W. Hall, Senior Vice Chairman and son-in-law to Bill Gilliland, and Lori D'Atri, daughter of Bill Gilliland. The ownership group described above is hereinafter referred to as the Control Group.

Prior to the exchange of stock, Cross-Continent Auto Retailers, Inc. did not conduct business or have any assets and liabilities and, thus, has not operated as a stand-alone company. The term "Company," when used hereinafter, includes Cross-Continent Auto Retailers, Inc., its subsidiaries and its predecessors.


The Company plans to sell 3,675,000 shares of common stock in an initial  public
offering   (the  "Offering").  The  Control  Group  will  remain  the  principal stockholders of the Company immediately following the Offering.


The Company operates in one business segment - the retail sales of new and used automobiles and the service thereof. The Company has three Chevrolet dealerships, two Nissan dealerships and a Dodge dealership. The three Chevrolet dealerships and one Nissan dealership are located in the Amarillo, Texas vicinity and the Dodge and other Nissan dealership are located in the Oklahoma City, Oklahoma vicinity.

The accompanying combined financial statements are presented as if the Company had existed as a corporation separate from the Control Group during the periods presented and include the historical assets, liabilities, revenues and expenses that are directly related to the Company's operations. All material intercompany transactions have been eliminated. For the periods presented, certain expenses reflected in the financial statements include allocations of certain expenses from GGFP. These allocations include expenses for general management, use of an airplane, treasury, legal and benefits administration, insurance, tax compliance and other miscellaneous services. The allocation of expenses was generally based upon actual costs incurred and such costs were apportioned to the Company on various methods such as volume of sales, number of employees, profit and actual expense or time incurred as it related to the Company's business.

Financing associated with working capital needs and mortgage financing used to purchase property for the dealership operations and their related interest expense have been historically recorded on the Company's financial statements. No other interest expense or income has been allocated to the Company in these financial statements.

Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily
indicate   the   costs  that   would   have  been   or   will  be   incurred  by

                      CROSS-CONTINENT AUTO RETAILERS, INC.

the Company on a stand-alone basis. Also, the financial information included in the financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations and cash flows would have been if the Company had been a separate, stand-alone company during the periods presented. It is expected that after the Offering, the Company will incur additional corporate expenses as a result of being a public company and will no longer remit management fees to the Control Group (see Note 17). The pro forma adjustments described in the unaudited Notes to Combined Pro Forma Financial Data reflect the elimination of the management fee to GGFP as well as management's estimate of the additional costs the Company would have incurred for the year ended December 31, 1995 and the six-month period ended June 30, 1996 as if the Offering and reorganization had occurred at the beginning of those periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
UNAUDITED INTERIM PERIODS - The following notes, insofar as they are applicable to June 30, 1996 and the six-month periods ended June 30, 1995 and 1996, are unaudited. These interim combined financial statements have been prepared on the same basis as the annual financial statements included herewith. In the opinion of management, all adjustments, consisting only of ordinary recurring accruals considered necessary to fairly state the unaudited financial position at June 30, 1996 and the unaudited results of operations and cash flows for the six months ended June 30, 1995 and 1996 have been included. Results for the six months ended June 30, 1995 and 1996 are not necessarily indicative of results which may be expected for any other interim period or for any year as a whole.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of three months or less when purchased.

REVENUES - Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

FINANCE FEES AND INSURANCE COMMISSIONS - Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution.

The Company is charged back for a portion of these fees and commissions should the customer terminate the finance contract prior to its scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance contracts. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying combined statement of operations. See Note 7 for an analysis of the allowance for estimated chargebacks.

INVENTORIES - Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

POSTRETIREMENT BENEFITS - The Company has no material postretirement or postemployment benefits as defined in SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, or SFAS No. 112, EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the respective lives of the assets. The ranges of estimated useful lives are as follows:

Buildings                                                   30 years
Furniture and equipment                                 3 to 7 years
                                                             7 to 15
Leasehold improvements                                         years

When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in selling, general and administrative expenses. Major additions and betterments are capitalized. Maintenance and repairs which do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred.

GOODWILL AND OTHER ASSETS - The values assigned to noncompete agreements are being amortized on a straight-line basis over their contractual lives of five years. Values assigned to noncompete agreements arising from business combinations are included as other assets in the accompanying combined balance sheet. At December 31, 1994 and 1995, the unamortized portion of such noncompete agreements approximated $192,000 and $92,000, respectively, net of accumulated amortization of $608,000 and $708,000, respectively. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses and is being amortized over a 40-year period. The cumulative amount of goodwill amortization at December 31, 1994 and 1995 approximated $309,000 and $447,000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS - In March 1995, the FASB issued FAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("FAS 121"), which is effective for fiscal years beginning after December 15, 1995. Effective December 31, 1995, the Company adopted FAS 121 which requires that long-lived assets (i.e., property, plant and equipment and goodwill) held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. The adoption of this statement at December 31, 1995 had no impact on the Company's results of operations or its financial position.

ADVERTISING AND PROMOTIONAL COSTS - Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying combined statement of operations. Total advertising and promotional expenses approximated $1,433,000, $1,636,000 and $2,638,000 in 1993, 1994 and 1995, respectively.

EXTENDED WARRANTY CONTRACTS - The Company's dealerships offer extended warranty contracts on new and used vehicles sold. These contracts generally provide extended coverage for periods of one year or 12,000 miles up to six years or 100,000 miles, whichever comes first. The Company accounts for the sale of its extended warranty contracts in accordance with FASB Technical Bulletin No. 90-1, ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE
CONTRACTS, which requires that revenues from sales of extended warranty contracts be recognized ratably over the lives of the contracts. Costs directly related to

                      CROSS-CONTINENT AUTO RETAILERS, INC.

sales of extended warranty contracts are deferred and charged to expense proportionately as the revenues are recognized. A loss is recognized on extended warranty contracts if the sum of the expected costs of providing services under the contracts exceeds related unearned revenue. The Company also sells extended service contracts on behalf of unrelated third parties. Commission revenue for the unrelated third-party extended service contracts is recognized at the time of sale. Revenue and commissions recognized from the sale of extended warranty contracts are classified as other operating revenue and the related costs of parts and service associated therewith are classified as cost of sales in the accompanying combined statement of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the FASB issued FAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("FAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective January 1, 1996, the Company will adopt FAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. The Company will account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and will make the disclosures in its footnotes as required by FAS 123.

INCOME TAXES - Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The operations of each of the dealerships have historically filed separate tax returns from the Control Group.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial statements is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities.

EARNINGS PER SHARE - Earnings per share data is not presented, as the historical capital structure prior to the Offering is not comparable to the capital structure that will exist after the Offering.

OTHER OPERATING REVENUE - Other operating revenue primarily consists of finance fees, insurance commissions, sales for parts and service and revenue recognized from the sale of extended warranty contracts.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

NOTE 3 - ACQUISITIONS
Effective February 2, 1995, the Company acquired Performance Nissan, Inc. (formerly Jim Glover Nissan, Inc.). Performance Nissan is engaged in the retail sales of new and used vehicles and in the retail and wholesale of replacement parts and vehicle servicing. The total purchase price of approximately $1.4 million was funded originally by bank debt and was subsequently refinanced with GMAC. The acquisition has been accounted for as a purchase, and the results of Performance Nissan have been included in the accompanying combined statements of operations since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed.

A summary of the purchase price allocation for Performance Nissan is presented below (in thousands):

Net working capital                                           $      76
Equipment                                                            61
Excess of cost over fair value of net assets acquired             1,300
                                                              ---------
    Total                                                     $   1,437
                                                              ---------
                                                              ---------

Effective December 4, 1995, the Company acquired Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.). Performance Dodge is engaged in the retail sales of new and used automobiles and in the retail and wholesale of replacement parts and vehicle servicing. The total purchase price of approximately $5.9 million was financed with debt proceeds of $3.7 million and a mortgage of $1.85 million, both of which were provided by GMAC. The remaining purchase price approximating $302,000 was provided with available cash from existing dealerships. The acquisition has been accounted for as a purchase, and the results of Performance Dodge have been included in the accompanying combined statements of operations since the date of the acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed.

A summary of the purchase price allocation for Performance Dodge is presented below (in thousands):

Net working capital                                           $   1,160
Property and equipment                                            1,992
Excess of cost over fair value of net assets acquired             2,700
                                                              ---------
    Total                                                     $   5,852
                                                              ---------
                                                              ---------

The unaudited combined statement of operations data is presented below on a pro forma basis as though Performance Nissan and Performance Dodge had been acquired as of the beginning of 1994 and 1995 (in thousands):

                                                              1994        1995
                                                           ----------  ----------
Sales and operating revenues                               $  287,849  $  298,312
                                                           ----------  ----------
                                                           ----------  ----------
Net income                                                 $    2,884  $    2,600
                                                           ----------  ----------
                                                           ----------  ----------

The pro forma results of operations information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of each period, nor is it necessarily indicative of future operations.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

In March 1993, the Company acquired the remaining 40% minority interest in Westgate Chevrolet, Inc. for $1.0 million, resulting in additional goodwill of $773,000 which is being amortized over 40 years. Minority interest for the two months ended February 28, 1993 approximated $30,000.

NOTE 4 - MAJOR SUPPLIERS AND FRANCHISE AGREEMENTS
The Company owns and operates three GM, two Nissan and one Dodge automobile dealerships. The Company enters into agreements ("Dealer Agreements") with the automakers that supply new vehicles and parts to its dealerships. The Company's overall sales could be impacted by the automakers' ability or unwillingness to supply the dealerships with an adequate supply of popular models. The Company's existing GM Dealer Agreements have remaining terms of approximately five years, expiring in 2000. The Nissan and Dodge Dealership Agreements have no stated expiration date. Management currently believes that it will be able to renew all the GM Dealer Agreements upon expiration; however, there can be no assurance that the GM Dealer Agreements will be renewed.

The Dealer Agreements generally limit locations of dealerships and retain automaker approval rights over changes in dealership management and ownership greater than 20%. The Dealer Agreement with Dodge stipulates that the Company could lose its Dodge dealership upon any change in ownership of a controlling number of shares in the Company. Each automaker also is entitled to terminate the dealership agreement if the dealership is in material breach of the terms. In addition, under the June 1996 agreements with GM, the Company has agreed to comply with GM's Network 2000 Channel Strategy ("Project 2000"). Project 2000 includes a plan to eliminate 1,500 GM dealerships by the year 2000, primarily through dealership buybacks and approval by GM of interdealership acquisitions, and encourages dealers to align GM divisions' brands as may be requested by GM. The June 1996 agreements require that the Company bring any GM dealership acquired after the Offering into compliance with the Project 2000 plan within one year of the acquisition. Failure to achieve such compliance will result in termination of the Dealer Agreement and a buyback of the related dealership assets by GM. The Company believes that this aspect of the June 1996 agreements does not present a significant risk to its business or future operating results. Additionally, Nissan has the right to terminate the Company's Nissan franchises if, without Nissan's prior approval, Mr. Gilliland's ownership of common stock decreases below 20% of the total number of shares of common stock issued and outstanding or Mr. Gilliland ceases to be the Chief Executive Officer of the Company.

The Company's ability to expand operations depends, in part, on obtaining the consent of the automakers to the acquisition or establishment of additional dealerships.

NOTE 5 - ACCOUNTS RECEIVABLE
Contracts in transit and vehicle receivables primarily represent receivables from financial institutions such as GMAC, Chrysler Credit Corporation, and regional banks which provide funding for customer vehicle financing. These receivables are normally collected in less than 30 days of the sale of the vehicle. Trade receivables primarily relate to the sale of parts to commercial customers and finance fees representing amounts due from financial institutions earned from arranging financing with the Company's customers. Amounts due from automakers represent receivables for parts and service work performed on vehicles pursuant to the automakers' warranty coverage. Receivables from automakers also include amounts due from automakers in connection with the purchase of vehicles ("holdback") pursuant to the dealership agreement; such amounts are generally remitted to the Company on a quarterly basis.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

The accounts receivable balances at December 31, 1994 and 1995 are comprised of the following (in thousands):

                                                                            1994       1995
                                                                          ---------  ---------
Contracts in transit and vehicle receivables                              $   2,099  $   4,837
Trade                                                                         1,345      2,596
Due from automakers                                                           1,085      1,923
Other                                                                           129        162
                                                                          ---------  ---------
                                                                              4,658      9,518
Less: allowance for doubtful accounts                                          (135)      (135)
                                                                          ---------  ---------
    Total accounts receivable                                             $   4,523  $   9,383
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 6 - CONCENTRATIONS OF CREDIT RISK
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company invests a substantial portion of its excess cash with GMAC and, to a lesser extent, with financial institutions with strong credit ratings. Cash invested with GMAC can be withdrawn at any time. At December 31, 1995, amounts invested approximated $7,705,000, with the interest rate approximating 8.5%. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 1995, the Company has not experienced any losses on its cash equivalents.

Concentrations of credit risk with respect to customer receivables are limited primarily to automakers and financial institutions such as GMAC and regional banks. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base. However, they are concentrated in the Company's two market areas in the Texas Panhandle and central Oklahoma.

NOTE 7 - PROVISION FOR FINANCE FEES AND INSURANCE COMMISSION CHARGEBACKS Presented below is the change in the allowance for estimated finance fees and insurance commission chargebacks for the years ended December 31, 1993, 1994 and 1995 (in thousands):


                                                              1993       1994       1995
                                                            ---------  ---------  ---------
Balance at January 1                                        $   1,131  $   1,523  $   1,595
Provision                                                       1,292      1,252      1,917
Actual chargebacks                                               (900)    (1,180)    (1,456)
                                                            ---------  ---------  ---------
Ending allowance balance at December 31                     $   1,523  $   1,595  $   2,056
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

                      CROSS-CONTINENT AUTO RETAILERS, INC.

NOTE 8 - INCOME TAX MATTERS
Components of income tax expense consist of the following (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1993       1994       1995
                                                              ---------  ---------  ---------
Paid or payable on currently taxable income:
  Federal                                                     $     941  $   1,160  $   1,910
  State                                                             135        178        265
Net increase (decrease) due to deferred income taxes                 97         13       (865)
                                                              ---------  ---------  ---------
    Total income tax expense                                  $   1,173  $   1,351  $   1,310
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

Income tax expense for the years ended December 31, 1993, 1994 and 1995 is different than the amount computed by applying the U.S. federal income tax rate to income before income taxes. The reasons for these differences are as follows (in thousands except percentages):


                                                                1993       1994       1995
                                                              ---------  ---------  ---------
Income before income taxes                                    $   3,168  $   3,733  $   3,505
Statutory tax rate                                                  34%        34%        34%
                                                              ---------  ---------  ---------
Federal income tax at statutory rate                              1,077      1,269      1,192
State income tax, net of federal benefit                             91        103         97
Other                                                                 5        (21)        21
                                                              ---------  ---------  ---------
Total income tax expense                                      $   1,173  $   1,351  $   1,310
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------
Effective tax rate                                                37.0%      36.2%      37.4%
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------


Net deferred tax liabilities consist of the following components as of December 31, 1994 and 1995 (in thousands):

                                                                          1994       1995
                                                                        ---------  ---------
Deferred tax liabilities:
  Goodwill amortization                                                 $    (514) $    (500)
  Inventory                                                                (3,723)    (3,990)
  Other                                                                    --            (37)
                                                                        ---------  ---------
                                                                           (4,237)    (4,527)
                                                                        ---------  ---------
Deferred tax assets:
  Accrued compensation                                                     --            401
  Deferred warranty revenue                                                 1,624      2,069
  Chargeback allowance                                                        588        761
  Net operating loss carryforward                                             141        244
  Other                                                                        63         96
                                                                        ---------  ---------
                                                                            2,416      3,571
                                                                        ---------  ---------
    Net deferred tax liability                                          $  (1,821) $    (956)
                                                                        ---------  ---------
                                                                        ---------  ---------

                      CROSS-CONTINENT AUTO RETAILERS, INC.

As of December 31, 1995, the Company has net operating loss carryforwards totaling $677,000, which expire in 2004 through 2010. Management believes that it is more likely than not that the Company will utilize all of these loss carryforwards; accordingly, no valuation allowance has been provided.

The Company is changing its tax basis method of valuing inventories from the LIFO method to the FIFO and specific identification methods in 1996. The balance of the LIFO reserve as of December 31, 1995 will be amortized into taxable income over a three to six year period, thereby increasing current taxes payable. This amortization will create a corresponding reduction in the deferred tax liability related to inventory and will not impact the Company's effective tax rate.

NOTE 9 - INVENTORIES
The inventory balances are comprised of the following (in thousands):

                                                           DECEMBER 31,
                                                       --------------------
                                                         1994       1995
                                                       ---------  ---------  JUNE 30, 1996
                                                                             -------------
                                                                              (unaudited)
Inventories at cost:
  New vehicles and demonstrators                       $  15,887  $  32,502    $  27,112
  Used vehicles                                            6,067      9,316        9,390
  Parts and accessories                                    1,289      1,913        1,914
                                                       ---------  ---------  -------------
    Total inventory                                    $  23,243  $  43,731    $  38,416
                                                       ---------  ---------  -------------
                                                       ---------  ---------  -------------

NOTE 10 - DEBT
Notes payable and long-term debt (in thousands):

                                                                                  1994        1995
                                                                               ----------  ----------
Floor plan notes payable to GMAC with interest at prime, collateralized by vehicle inventory. The prime interest rate at December 31, 1994 and 1995
  was 8.50%.                                                                   $   18,964  $   39,088
Mortgage loans at prime rate, maturing in 2000 and 2002, monthly principal payments aggregating $45,500 plus interest inclusive of principal and
  interest, collateralized by related property.                                     6,727       8,154
Notes payable to GMAC with interest at prime, collateralized by property and inventory, quarterly principal payments aggregating $255,000 with interest
  and maturing from 1996 through 2002.                                              1,078       5,230
Due to affiliates on demand, with an average rate of 8.50% at December 31,
  1994 and 1995.                                                                    2,225       5,954
                                                                               ----------  ----------
                                                                                   28,994      58,426
Debt payable within one year:
  Floor plan notes payable                                                        (18,964)    (39,088)
  Due to affiliates                                                                (2,225)     (5,954)
  Current maturities and notes payable                                               (655)     (1,525)
                                                                               ----------  ----------
    Total long-term debt                                                       $    7,150  $   11,859
                                                                               ----------  ----------
                                                                               ----------  ----------

Substantially all the Company's debt is unconditionally guaranteed by the Control Group.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

Maturities of long-term debt for the five years subsequent to December 31, 1995 are as follows (in thousands):

1996........................................................  $   1,525
1997........................................................      1,345
1998........................................................      1,345
1999........................................................      1,345
2000........................................................      1,592
2001 and thereafter.........................................      6,232

Management believes that the fair value of the Company's long-term debt approximates its recorded value based on the floating nature of the related interest rates.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES (IN THOUSANDS)

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
Payroll and bonuses                                                       $   2,150  $   1,787
Deferred warranty revenue - current portion                                   1,736      2,109
Chargeback allowance                                                          1,595      2,056
Other                                                                         1,485      1,543
                                                                          ---------  ---------
                                                                          $   6,966  $   7,495
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 12 - PROPERTY AND EQUIPMENT (IN THOUSANDS)

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1994       1995
                                                                        ---------  ---------
Land                                                                    $   1,673  $   1,858
Buildings                                                                   7,390     10,041
Furniture, fixtures and equipment                                           4,288      4,830
                                                                        ---------  ---------
                                                                           13,351     16,729
Less: accumulated depreciation                                             (4,068)    (4,622)
                                                                        ---------  ---------
                                                                        $   9,283  $  12,107
                                                                        ---------  ---------
                                                                        ---------  ---------

NOTE 13 - EMPLOYEE BENEFIT PLANS
The Company's defined contribution plan, available to substantially all employees, permits eligible participants to contribute from 1% to 15% of their annual compensation. The Company may make voluntary contributions to the plan as well. The Company has not made any contributions to the plan for the three years ended December 31, 1995.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

The Company currently anticipates implementing the following employee benefit plans upon completion of the Offering:


The Company expects to implement its 1996 Stock Option Plan (the "Plan") immediately prior to completion of the Offering. The Company anticipates granting options to purchase 7,692 shares of common stock to a certain executive officer immediately prior to the Offering exercisable at the initial public offering price. The Plan requires that the per share exercise price of incentive stock options granted must equal at least 100% of the fair market value at date of grant or 110% in the case of incentive stock options granted to employees owning more than 10% of the outstanding common stock. The Company intends to reserve 1,380,000 authorized but unissued shares of common stock for issuance under the Plan.


The Company may grant shares of restricted stock, which are subject to forfeiture to the Company, under such conditions and for such period of time (not less than one year) as the Company may determine. The conditions or restrictions of any restricted stock awards may include restrictions on transferability, requirements of continued employment, individual performance or the Company's financial performance.

NOTE 14 - STOCKHOLDERS' RIGHTS AGREEMENT
Immediately prior to the completion of the Offering, the Company's Rights Agreement (the "Rights Agreement") will take effect. Pursuant to the Rights Agreement, each shareholder of the Company will be issued one right for each share of common stock owned. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. Each right becomes exercisable upon certain events involving the acquisition of or stated intention by an entity to acquire 19.9% of the Company's common stock. Upon the occurrence of such an event, each right entitles its holder to purchase common stock of the Company or, in certain circumstances, of the acquiror, worth twice as much as the exercise price. The Company may, at the discretion of the Board of Directors lower this threshold of 19.9% to 10% of the common stock then outstanding. If the Company is unable to issue a sufficient number of shares of common stock to permit the exercise in full of the rights for common stock, it will issue shares of junior preferred stock upon exercise of the rights. The junior preferred stock is non-redeemable and junior to any other preferred stock of the Company. The provisions of the junior preferred stock are designed to provide that each one one-hundredth of a share of junior preferred stock issuable upon exercise of a right approximates the value of one share of common stock. Each whole share of junior preferred stock will accrue a quarterly dividend of $1 and a dividend equal to 100 times any dividend paid on the common stock. Upon liquidation of the Company, each whole share of junior preferred stock will have a liquidation preference of $100 plus an amount equal to 100 times the amount paid on any shares of common stock. Each share of junior preferred stock will entitle its holder to 100 votes on matters submitted to the Company's stockholders, which votes will be cast with the votes of the holders of common stock. If the Company were merged, consolidated or involved in a similar transaction, each share of junior preferred stock would entitle its holder to receive 100 times the amount received by holders of common stock in the merger or similar transaction.

NOTE 15 - COMMITMENTS AND CONTINGENCIES
The Company is a party to various legal actions arising in the ordinary course of its business. The liability, if any, associated with these matters was not determinable at December 31, 1995. While it is not feasible to determine the outcome of these actions, the Company's information, including discussions with legal counsel, at this time does not indicate that these matters will have a material adverse effect upon financial condition, results of operations or cash flows.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

The Company is also subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. Local, state and federal regulations also affect automobile dealerships' advertising, sales, service and financing activities. The Company believes that it complies with all applicable laws relating to its business.

The Company has certain financial guarantees outstanding representing conditional commitments issued by the Company to guarantee the payment of certain customers' loans. These financial guarantees have historically represented an immaterial portion of its sales. The Company's exposure for financial guarantees is less than the customer's full contractual obligations outstanding under such financial guarantees which at December 31, 1995 approximated $14.4 million. No material loss is anticipated as a result of such guarantees.


Pursuant to an agreement dated April 1, 1996 between Mr. Ezra P. Mager, Vice Chairman and Director, and GGFP, Mr. Mager has agreed to purchase 3% (equal to 303,750 shares) of the common stock of the Company on a fully diluted basis for $250,000. Additionally, pursuant to such agreement, upon the closing of the Offering the Company is obligated to grant to Mr. Mager options to purchase 1% (approximately 138,000 shares inclusive of the 7,692 shares issuable under grants as described in Note 13) of the shares of common stock that will then be outstanding, on a fully diluted basis, with an exercise price equal to the initial public offering price. The option becomes exercisable 90 days from the date of grant. In the second quarter of 1996, the Company recorded compensation expense of $1,099,000, which represents the difference between the estimated fair value, as of April 1, 1996, of the common stock purchased ($1,349,000) and the cash consideration paid.


NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS)

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                1993       1994       1995
                                                              ---------  ---------  ---------
Interest paid                                                 $   2,104  $   2,398  $   3,697
Income taxes paid                                             $     658  $   2,034  $   1,707

Additionally, the Company acquired two dealerships during 1995, both of which were financed primarily with debt (see Note 3).

NOTE 17 - RELATED PARTY TRANSACTIONS
The Company receives services provided by GGFP which include treasury, risk management, tax compliance, employee benefits administration and other miscellaneous services. The costs associated with these services have been allocated to the Company as described in Note 1. During fiscal 1993, 1994 and 1995, allocated expenses from GGFP to the Company approximated $419,000, $508,000 and $1,090,000, respectively. During the unaudited six months ended June 30, 1995 and 1996, allocated expenses to the Company approximated $422,000 and $615,000, respectively. These allocations are classified as selling, general and administrative expense in the accompanying combined statement of operations.

In connection with its business travel, the Company from time to time uses an airplane that is owned and operated by Plains Air, Inc. Plains Air, Inc. is owned by Bill A. Gilliland and Robert W. Hall, Chairman and Senior Vice Chairman, respectively. Currently, the Company pays Plains Air, Inc. $13,050 per month plus a

                      CROSS-CONTINENT AUTO RETAILERS, INC.

fee of approximately $488 per hour for use of the airplane. During 1993, 1994 and 1995 the Company paid Plains Air, Inc. an aggregate of $131,000, $154,000 and $199,000, and $98,000 and $120,000 for the unaudited six months ended June 30, 1995 and 1996, respectively, for the use of the airplane.

In addition to the above corporate allocations, the Company has paid the Control Group a management fee for executive management services. This fee was generally based upon the profits earned and the level of executive management services rendered. These fees are shown separately on the face of the accompanying statement of operations. Commencing in 1996, the Company will no longer pay management fees to the Control Group. Effective July 1, 1996, the senior management group consisting of the Chairman, Senior Vice Chairman, Vice Chairman, and Senior Vice President and Chief Operating Officer, will receive annual base salaries approximating $1,020,000, may receive restricted stock if certain performance objectives are met and may also receive grants of stock options. In conjunction with the Reorganization, the Company has agreed to pay one of its executive officers a bonus of $600,000. This bonus has been expensed in the first six months ended June 30, 1996.

In general, the Company is required to pay for all vehicles purchased from the automakers upon delivery of the vehicles to the Company. GMAC provides financing for all new vehicles and used vehicles that are less than five years old and have been driven less than 70,000 miles. This type of financing is known as "floor plan financing" or "flooring." Under this arrangement with GMAC, the Company may deposit funds with GMAC in an amount up to 75% of the amount of the floor plan financing. Such funds earn interest at the same rate charged by GMAC to the Company for its flooring. From time to time, the Control Group and other affiliates will advance funds to the Company primarily for the purpose of investing their excess cash with GMAC. The Company acts only as an intermediary in this process. At December 31, 1994 and 1995 and at June 30, 1996, funds advanced and outstanding from affiliates approximated $1,323,000, $2,895,000 and $4,153,000 (unaudited), respectively. Aggregate amounts outstanding pursuant to these arrangements at December 31, 1994 and 1995 and at June 30, 1996 are included in Due to Affiliates in the accompanying balance sheet. The amount of interest accrued pursuant to these arrangements during 1993, 1994, 1995 and for the unaudited six months ended June 30, 1995 and 1996 approximated $10,000, $122,000, $226,000, $129,000 and $191,000, respectively.

During 1994, GGFP advanced the Company $1.05 million to fund the relocation of one of its dealerships. During 1995, GGFP advanced funds aggregating $2.6 million to the Company for working capital purposes at the dealerships acquired in 1995. At December 31, 1994 and 1995 and at June 30, 1996, the amount outstanding pursuant to these advances approximated $.9 million, $3.1 million and $.5 million (unaudited), respectively.

GGFP was the contracting agent for the construction of certain facilities for the Company during 1995. The total cost of the facilities approximated $570,000 which included approximately $52,000 as payment to GGFP for architectural and construction management fees.

The Company leases its corporate offices from GGFP under a five-year lease extending through June 2001 for an annual rent of approximately $64,800.

GGFP also subleases to the Company the real estate on which the Company's Performance Nissan dealership is located. Annual rent under the sublease is $228,000, which is the same amount payable by GGFP under the principal lease for the property.

                      CROSS-CONTINENT AUTO RETAILERS, INC.

NOTE 18 - LEASES
The Company leases, under operating leases, certain of the land and buildings relating to certain of its dealerships and certain computer equipment. The property leases expire in 1998 through 2002 and have renewal options ranging from 5 to 7 years. The Company has an option to purchase the property on which Performance Nissan, Inc. operates for $2.2 million upon the expiration of the lease in 2002. Additionally, the Company has an option to purchase a portion of the property on which Quality Nissan, Inc. operates for $400,000 upon expiration of that lease in 1998. The total rent expense under all operating leases approximated $301,000 in 1995.

The aggregate minimum rental commitments for all noncancellable operating leases are as follows (in thousands):

Fiscal year:
  1996......................................................  $     385
  1997......................................................        385
  1998......................................................        385
  1999......................................................        385
  2000......................................................        279
  Thereafter................................................        209
                                                              ---------
                                                              $   2,028
                                                              ---------
                                                              ---------

NOTE 19 - SUBSEQUENT EVENT
Effective June 17, 1996, the Company executed a purchase and sale agreement in which it has agreed to purchase Lynn Hickey Dodge, Inc. in Oklahoma City for cash consideration of approximately $13.1 million for fixed assets and intangible assets, plus an estimated $750,000 for parts inventory. The Company currently intends to use proceeds from the Offering to fund the purchase price. In addition, the Company will acquire the new vehicle inventory at cost and may acquire the used vehicle inventory at a negotiated value, which will be funded by floor plan financing. The purchase is subject to customary closing conditions as well as the Company's successful completion of the Offering and upon approval of the change in ownership by Dodge. The dealership's revenue for 1995 approximated $122.2 million. The Company will account for this acquisition as a purchase and consolidate its results of operations from the date of consummation of the purchase.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Cross-Continent Auto Retailers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Jim Glover Dodge, Inc. at November 30, 1994 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of management of Jim Glover Dodge, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Fort Worth, Texas
June 4, 1996

                             JIM GLOVER DODGE, INC.

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                          YEAR ENDED NOVEMBER
                                                                                                  30,
                                                                                          --------------------
                                                                                            1994       1995
                                                                                          ---------  ---------
Revenues:
  Vehicle sales                                                                           $  56,719  $  55,498
  Other operating revenue                                                                     8,178      8,419
                                                                                          ---------  ---------
    Total revenues                                                                           64,897     63,917
                                                                                          ---------  ---------
Cost of sales and expenses:
  Cost of sales                                                                              56,867     55,370
  Selling, general and administrative                                                         6,272      7,268
  Interest expense                                                                              270        367
                                                                                          ---------  ---------
                                                                                             63,409     63,005
                                                                                          ---------  ---------
    Net income                                                                            $   1,488  $     912
                                                                                          ---------  ---------
                                                                                          ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                            NOVEMBER 30,
                                                                                        --------------------
                                                                                          1994       1995
                                                                                        ---------  ---------
Current assets:
  Cash                                                                                  $       4  $     632
  Accounts receivable                                                                       2,653      2,267
  Inventories                                                                               9,348      7,475
                                                                                        ---------  ---------
    Total current assets                                                                   12,005     10,374
Property and equipment, net of accumulated depreciation of $121,000 and $164,000,
 respectively                                                                                  91        130
                                                                                        ---------  ---------
                                                                                        $  12,096  $  10,504
                                                                                        ---------  ---------
                                                                                        ---------  ---------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable                                                              $   8,240  $   6,688
  Accounts payable and accrued expenses                                                       696        292
  Due to affiliates                                                                         -            552
                                                                                        ---------  ---------
    Total current liabilities                                                               8,936      7,532
                                                                                        ---------  ---------
Stockholders' equity:
  Common stock, $1 par value - 250,000 shares authorized and outstanding                      250        250
  Retained earnings                                                                         2,910      2,722
                                                                                        ---------  ---------
                                                                                            3,160      2,972
                                                                                        ---------  ---------
Commitments and contingencies (Notes 6, 7 and 8)
    Total liabilities and stockholders' equity                                          $  12,096  $  10,504
                                                                                        ---------  ---------
                                                                                        ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE TWO YEARS ENDED NOVEMBER 30, 1995

                                 (IN THOUSANDS)

                                                                                    COMMON      RETAINED
                                                                                     STOCK      EARNINGS      TOTAL
                                                                                  -----------  -----------  ---------
Balance at November 30, 1993                                                       $     250    $   1,902   $   2,152
Net income                                                                             -            1,488       1,488
Distributions to stockholders                                                          -             (480)       (480)
                                                                                       -----   -----------  ---------
Balance at November 30, 1994                                                             250        2,910       3,160
Net income                                                                             -              912         912
Distributions to stockholders                                                          -           (1,100)     (1,100)
                                                                                       -----   -----------  ---------
Balance at November 30, 1995                                                       $     250    $   2,722   $   2,972
                                                                                       -----   -----------  ---------
                                                                                       -----   -----------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                            YEAR ENDED NOVEMBER
                                                                                                    30,
                                                                                            --------------------
                                                                                              1994       1995
                                                                                            ---------  ---------
Cash flows from operating activities:
  Net income                                                                                $   1,488  $     912
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                                   22         24
  (Increase) decrease in:
    Accounts receivable                                                                          (300)       385
    Inventory                                                                                    (149)     1,872
  Increase (decrease) in:
    Accounts payable and accrued expenses                                                        (617)      (404)
                                                                                            ---------  ---------
      Net cash provided by operating activities                                                   444      2,789
                                                                                            ---------  ---------
Cash flows from investing activities:
  Investment of property and equipment                                                            (34)       (62)
                                                                                            ---------  ---------
Cash flows from financing activities:
  Change in floor plan notes payable                                                              113     (1,551)
  Advance from affiliates                                                                         (44)       552
  Distributions to stockholders                                                                  (480)    (1,100)
                                                                                            ---------  ---------
      Net cash used by financing activities                                                      (411)    (2,099)
                                                                                            ---------  ---------
Increase (decrease) in cash                                                                        (1)       628
Cash at beginning of period                                                                         5          4
                                                                                            ---------  ---------
Cash at end of period                                                                       $       4  $     632
                                                                                            ---------  ---------
                                                                                            ---------  ---------

Cash paid for interest                                                                      $     274  $     305
                                                                                            ---------  ---------
                                                                                            ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS OPERATIONS - Jim Glover Dodge, Inc.'s ("Jim Glover") principal business is the retail sales of new Dodge automobiles obtained through an exclusive dealer agreement with the manufacturer/distributor and the sale of used cars. Jim Glover operates in the Oklahoma City area. In addition, Jim Glover retails and wholesales replacement parts and provides vehicle servicing.

MAJOR SUPPLIER AND DEALER AGREEMENT - Jim Glover purchases substantially all of its new vehicles and parts inventory from Chrysler Motor Company, Inc. at the prevailing prices charged by the automobile manufacturer/distributor to all franchised dealers.

Jim Glover's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. Management currently believes that it will be able to renew the Dealer Agreement upon expiration. However, there can be no assurance that the Dealer Agreement will be renewed.

The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject Jim Glover to concentrations of credit risk consist principally of cash deposits. Jim Glover generally limits its exposure to credit risks from balances on deposit in financial institutions in excess of the FDIC-insured limit.
However, at November 30, 1995, cash in excess of the FDIC-insured limit approximated $532,000.

REVENUE RECOGNITION - Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

ACCOUNTS RECEIVABLE - An allowance for doubtful accounts is provided for accounts that are deemed to be uncollectible.

INVENTORIES - Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the respective lives of the assets.

RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS - Jim Glover arranges financing for its customers' vehicle purchases and insurance in connection therewith. Financing contracts are reviewed by the dealership and are forwarded to Chrysler Financial Corp. and other financial institutions. Jim Glover receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance policy. Jim Glover is charged back for a portion of this fee should the customer terminate the finance contract before its scheduled term. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying statement of operations. See Note 2 for an analysis of the reserve for estimated future chargebacks.

                             JIM GLOVER DODGE, INC.

FEDERAL INCOME TAXES - Jim Glover is organized as a sub-chapter S-Corporation under the Internal Revenue Code; therefore, the income earned by Jim Glover is reported on the personal tax returns of the stockholders. Consequently, no provision for income taxes has been recorded in the accompanying financial statements.

ADVERTISING AND PROMOTIONAL COSTS - Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying combined statement of operations. Total advertising and promotional expenses approximated $1,260,000 and $1,436,000 in 1994 and 1995, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of gain and loss contingencies at the date of the financial statements. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 - PROVISION FOR FINANCE FEE AND INSURANCE COMMISSION CHARGEBACKS Presented below is the change in the reserve for estimated finance and insurance chargebacks for the fiscal years 1994 and 1995 (in thousands):

                                                             1994       1995
                                                           ---------  ---------
Beginning reserve balance at December 1                    $     152  $      93
Provision                                                        453        525
Actual chargebacks                                              (512)      (510)
                                                           ---------  ---------
Ending reserve balance at November 30                      $      93  $     108
                                                           ---------  ---------
                                                           ---------  ---------

NOTE 3 - CONTRACTS IN TRANSIT AND ACCOUNTS RECEIVABLE
Contracts in transit and vehicle receivables primarily represent receivables from financial institutions such as Chrysler Financial Corp. and regional banks which provide funding for customer vehicle financing. These receivables are normally collected in less than 30 days of the sale of the vehicle. Trade receivables primarily relate to the sale of parts to commercial customers and finance fees representing amounts due from financial institutions earned from arranging financing with Jim Glover's customers. Amounts due from auto manufacturers primarily represent receivables for parts and service work performed on vehicles pursuant to the auto manufacturer's warranty coverage.

                             JIM GLOVER DODGE, INC.

The accounts receivable balance at November 30 is comprised of the following (in thousands):

                                                           1994       1995
                                                         ---------  ---------
Trade                                                    $     487  $     437
Contracts in transit                                         1,823      1,370
Due from manufacturer                                          249        322
Due from finance companies                                      94        138
                                                         ---------  ---------
    Total accounts receivable                            $   2,653  $   2,267
                                                         ---------  ---------
                                                         ---------  ---------

NOTE 4 - INVENTORIES
The November 30 inventory balance is comprised of the following (in thousands):

                                                           1994       1995
                                                         ---------  ---------
New vehicles and demonstrators                           $   5,988  $   5,386
Used vehicles                                                2,602      1,343
Parts and accessories                                          758        746
                                                         ---------  ---------
                                                         $   9,348  $   7,475
                                                         ---------  ---------
                                                         ---------  ---------

NOTE 5 - FLOOR PLAN NOTES PAYABLE
The manufacturer/distributor finances new and used vehicle purchases by Jim Glover. Floor plan notes payable bear interest at the finance company's prime rate (approximately 9.5% at November 30, 1995). The notes are collateralized by all of Jim Glover's tangible and intangible personal property, including, but not limited to, substantially all new, used and demonstrator vehicles, parts and accessories inventory, accounts receivable, and all machinery and equipment. The notes are generally due within ten days of the sale of the vehicles or within three days after receiving the sales proceeds, whichever is sooner. Accordingly, floor plan notes payable have been classified as current in the accompanying balance sheet.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
OPERATING LEASES - Jim Glover leases the facility on which it conducts its retail automobile business. In connection with the sale of its business and inventory to Performance Dodge, Inc. (as more fully discussed in Note 9), the owners of Performance Dodge, Inc. acquired Jim Glover's primary dealership facility and continued to lease the facility to Jim Glover. This lease expired upon the sale of the business and inventory to Performance Dodge, Inc. Two other land and building leases require annual rent payments of $24,000 and $13,200 and expire in May 1997 and March 2000, respectively.

Rent expense on all operating leases was approximately $235,000 and $236,000 for the years ended November 30, 1994 and November 30, 1995, respectively. Additionally, Jim Glover is liable for property taxes and insurance.

                             JIM GLOVER DODGE, INC.

NOTE 7 - LITIGATION
From time to time, Jim Glover is named in claims involving the manufacture and sale of automobiles, contractual disputes and other matters arising in the ordinary course of business. Currently, no legal proceedings are pending against or involve Jim Glover that, in the opinion of management, could be expected to have a material adverse effect on the financial condition, results of operations or cash flows of Jim Glover in the year of ultimate settlement.

Jim Glover is also subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil and other chemicals and waste. Jim Glover is not aware of any pending environmental matters or matters of noncompliance with all applicable environmental laws relating to its business.

In limited circumstances, Jim Glover will either partially or fully guarantee finance contracts of customers with the financial institutions issuing the credit. The amount of outstanding finance contracts on which Jim Glover has either partially or fully guaranteed the financial performance of the customer approximated $418,000 and $203,000 at November 30, 1994 and November 30, 1995, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS
During fiscal 1994 and 1995, Jim Glover leased the primary building and land from an affiliate of Jim Glover. Jim Glover has accounted for this lease as an operating lease. During fiscal 1994 and 1995, Jim Glover paid rent of $120,000 and $100,000, respectively, to this affiliate.

Several affiliated corporations advanced Jim Glover funds during fiscal 1995. These advances bear interest at 9.5% and are due upon demand. Accordingly, these advances have been classified as a current liability in the accompanying balance sheet. The balance of these advances at November 30, 1995 approximated $552,000. There were no outstanding advances from affiliates at November 30, 1994.

NOTE 9 - SUBSEQUENT EVENT
Effective December 4, 1995, Jim Glover sold substantially all its assets to Performance Dodge, Inc. for the assumption of its floor plan liability and cash consideration of approximately $5.9 million. Performance Dodge, Inc. is a wholly-owned subsidiary of Cross-Continent Auto Retailers, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Cross-Continent Auto Retailers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Lynn Hickey Dodge, Inc. at December 31, 1994 and 1995 and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management of Lynn Hickey Dodge, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Fort Worth, Texas
July 3, 1996

                            LYNN HICKEY DODGE, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED          SIX MONTHS ENDED
                                                                          DECEMBER 31,             JUNE 30,
                                                                     ----------------------  --------------------
                                                                        1994        1995       1995       1996
                                                                     ----------  ----------  ---------  ---------
                                                                                                 (UNAUDITED)
Revenues:
  Vehicle sales                                                      $  155,406  $  111,113  $  57,504  $  63,539
  Other operating revenue                                                12,104      11,108      5,371      7,139
                                                                     ----------  ----------  ---------  ---------
    Total revenues                                                      167,510     122,221     62,875     70,678
                                                                     ----------  ----------  ---------  ---------
Cost and expenses:
  Cost of sales                                                         146,551     106,826     55,518     59,838
  Selling, general and administrative                                    18,452      13,149      6,205      6,863
  Depreciation and amortization                                             341         346        164        133
                                                                     ----------  ----------  ---------  ---------
                                                                        165,344     120,321     61,887     66,834
                                                                     ----------  ----------  ---------  ---------
                                                                          2,166       1,900        988      3,844
Other income (expense):
  Interest income                                                           177         402        148        273
  Interest expense                                                       (1,750)     (1,737)      (969)      (831)
                                                                     ----------  ----------  ---------  ---------
  Net income                                                         $      593  $      565  $     167  $   3,286
                                                                     ----------  ----------  ---------  ---------
                                                                     ----------  ----------  ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                            LYNN HICKEY DODGE, INC.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                     ASSETS

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1994       1995
                                                                               ---------  ---------    JUNE 30,
                                                                                                         1996
                                                                                                     -------------
                                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents                                                    $   3,854  $   6,002    $   8,323
  Accounts receivable                                                              3,129      4,495        4,113
  Inventories                                                                     21,527     15,234       16,119
  Due from affiliates                                                                841        903          360
                                                                               ---------  ---------  -------------
    Total current assets                                                          29,351     26,634       28,915
Property and equipment, at cost, less accumulated depreciation                     2,085      1,943        1,856
                                                                               ---------  ---------  -------------
    Total assets                                                               $  31,436  $  28,577    $  30,771
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

                                       LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Floor plan financing                                                         $  18,737  $  14,900    $  15,187
  Line of credit                                                                   -          -            5,000
  Accounts payable                                                                 4,429      2,653        2,289
  Accrued expenses and other liabilities                                           3,434      2,432        1,990
                                                                               ---------  ---------  -------------
    Total current liabilities                                                     26,600     19,985       24,466
                                                                               ---------  ---------  -------------
Line of credit                                                                     -          5,000        -
Deferred warranty revenue - long-term portion                                        249        571          932
                                                                               ---------  ---------  -------------
    Total long-term liabilities                                                      249      5,571          932
                                                                               ---------  ---------  -------------
Stockholder's equity:
  Preferred stock, $100 par value, 1,500 shares authorized, none issued            -          -            -
  Common stock, $100 par value, 1,500 shares authorized, 915 shares issued
   and outstanding                                                                    92         92           92
  Paid-in capital                                                                    339        339          339
  Retained earnings                                                                4,156      2,590        4,942
                                                                               ---------  ---------  -------------
    Total stockholder's equity                                                     4,587      3,021        5,373
                                                                               ---------  ---------  -------------
Commitments and contingencies (Notes 2 and 8)                                      -          -            -
                                                                               ---------  ---------  -------------
    Total liabilities and stockholder's equity                                 $  31,436  $  28,577    $  30,771
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

                     The accompanying notes are an integral
                      part of these financial statements.

                            LYNN HICKEY DODGE, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 FOR THE TWO YEARS ENDED DECEMBER 31, 1995 AND
                         SIX MONTHS ENDED JUNE 30, 1996
                                 (IN THOUSANDS)

                                              PREFERRED STOCK           COMMON STOCK
                                           ---------------------  ------------------------    PAID-IN    RETAINED
                                            SHARES      AMOUNT      SHARES       AMOUNT       CAPITAL    EARNINGS     TOTAL
                                           ---------  ----------  -----------  -----------  -----------  ---------  ---------
Balance at December 31, 1993                          $                  915    $      92    $     339   $   4,835  $   5,266
Net income                                                                                                     593        593
Distributions to stockholder                                                                                (1,272)    (1,272)
                                           ---------  ----------       -----          ---        -----   ---------  ---------
Balance at December 31, 1994                                             915           92          339       4,156      4,587
Net income                                                                                                     565        565
Distributions to stockholder                                                                                (2,131)    (2,131)
                                           ---------  ----------       -----          ---        -----   ---------  ---------
Balance at December 31, 1995                                             915           92          339       2,590      3,021
Net income (unaudited)                                                                                       3,286      3,286
Distributions to stockholder (unaudited)                                                                      (934)      (934)
                                           ---------  ----------       -----          ---        -----   ---------  ---------
Balance at June 30, 1996 (unaudited)                  $                  915    $      92    $     339   $   4,942  $   5,373
                                           ---------  ----------       -----          ---        -----   ---------  ---------
                                           ---------  ----------       -----          ---        -----   ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                            LYNN HICKEY DODGE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               YEAR ENDED         SIX MONTHS ENDED
                                                                              DECEMBER 31,            JUNE 30,
                                                                          --------------------  --------------------
                                                                            1994       1995       1995       1996
                                                                          ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income                                                              $     593  $     565  $     167  $   3,286
  Adjustments to reconcile net income to net cash provided (used) by operating activities:
    Depreciation and amortization                                               341        346        164        133
    Proceeds from extended warranty sales                                       526      1,389        818        989
    Amortization of deferred warranty revenue                                   (47)      (555)      (265)      (615)
  (Increase) decrease in:
    Accounts receivable                                                       1,542     (1,367)        (7)       382
    Inventory                                                                 1,268      6,293      4,081       (886)
    Due from affiliates                                                         737        (61)       313        543
  Increase (decrease) in:
    Accounts payable                                                            (89)    (1,776)    (1,878)      (364)
    Accrued expenses and other liabilities                                      854     (1,514)    (1,093)      (455)
                                                                          ---------  ---------  ---------  ---------
      Net cash provided (used) by operating activities                        5,725      3,320      2,300      3,013
                                                                          ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment                                        (206)      (204)      (114)       (46)
                                                                          ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Change in floor plan financing                                             (2,651)    (3,837)    (3,070)       287
  Line of credit proceeds                                                     -          5,000      -          -
  Distributions to stockholder                                               (1,272)    (2,131)    (1,052)      (933)
                                                                          ---------  ---------  ---------  ---------
      Net cash provided (used) by financing activities                       (3,923)      (968)    (4,122)      (646)
                                                                          ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents                              1,596      2,148     (1,936)     2,321
Cash and cash equivalents at beginning of period                              2,258      3,854      3,854      6,002
                                                                          ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period                                $   3,854  $   6,002  $   1,918  $   8,323
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                            LYNN HICKEY DODGE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS OPERATIONS - Lynn Hickey Dodge, Inc.'s ("Hickey Dodge") principal business is the retail sales of new Dodge automobiles obtained through an exclusive dealer agreement with Dodge and the sale of used cars. In addition, Hickey Dodge retails and wholesales replacement parts and provides vehicle servicing. Hickey Dodge operates in the Oklahoma City area.


UNAUDITED INTERIM PERIODS - The following notes, insofar as they are applicable to June 30, 1996 and the six-month periods ended June 30, 1995 and 1996, are unaudited. These interim financial statements have been prepared on the same basis as the annual financial statements included herewith. In the opinion of management, all adjustments, consisting only of ordinary recurring accruals considered necessary to fairly state the unaudited financial position at June 30, 1996 and the unaudited results of operations and cash flows for the six months ended June 30, 1995 and 1996, have been included. Results for the six months ended June 30, 1995 and 1996 are not necessarily indicative of results which may be expected for any other interim period or for any year as a whole.


MAJOR SUPPLIER AND DEALER AGREEMENT - Hickey Dodge purchases substantially all of its new vehicles and parts inventory from Chrysler Motor Company, Inc. at the prevailing prices charged by the automaker to all franchised dealers. Hickey Dodge's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. Management believes that 1995 sales were negatively impacted by an unfavorable allocation of vehicles from the automaker.

The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership. The automaker is also entitled to terminate the dealership agreement if the dealership is in material breach of the terms.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of three months or less when purchased.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject Hickey Dodge to concentrations of credit risk consist principally of cash deposits.

Concentrations of credit risk with respect to customer receivables are limited primarily to Chrysler Financial Corp. and financial institutions such as regional banks. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising Hickey Dodge's customer base; however, they are concentrated in Hickey Dodge's only market area located in the central Oklahoma vicinity.

REVENUE RECOGNITION - Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

INVENTORIES - Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the respective lives of the assets.

                            LYNN HICKEY DODGE, INC.

RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS - Hickey Dodge arranges financing for its customers' vehicle purchases and arranges insurance in connection therewith. Financing contracts are reviewed by the dealership and are forwarded to Chrysler Financial Corp. and other financial institutions. Hickey Dodge receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance policy. Hickey Dodge is charged back ("chargebacks") for a portion of this fee should the customer terminate the finance or insurance contract before its scheduled term. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying statement of operations. See Note 2 for an analysis of the allowance for estimated future chargebacks.

EXTENDED WARRANTY CONTRACTS - Prior to late 1994, Hickey Dodge sold extended service contracts on behalf of unrelated third parties. Commission revenue for the unrelated third-party extended service contracts is recognized at the time of sale. Commencing in late 1994, Hickey Dodge began offering its own extended warranty contracts on new and used vehicles sold and continued to offer extended warranty contracts on behalf of unrelated third parties. These contracts generally provide extended coverage for periods of two years or 24,000 miles up to seven years or 70,000 miles, whichever comes first. Hickey Dodge accounts for the sale of its extended warranty contracts in accordance with FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, which requires that revenues from sales of extended warranty contracts be recognized ratably over the lives of the contracts. Costs directly related to sales of extended warranty contracts are deferred and charged to expense proportionately as the revenues are recognized. A loss is recognized on extended warranty contracts if the sum of the expected costs of providing services under the contracts exceed related unearned revenue. Revenue and commissions recognized from the sale of extended warranty contracts are classified as other operating revenue and the related costs of parts and service associated therewith are classified as cost of sales in the accompanying combined statement of operations.

FEDERAL INCOME TAXES - Hickey Dodge is organized as a sub-chapter S-Corporation under the Internal Revenue Code; therefore, the income earned by Hickey Dodge is reported on the personal tax returns of the stockholders. Consequently, no provision for income taxes has been recorded in the accompanying financial statements.


ADVERTISING AND PROMOTIONAL COSTS - Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying statement of operations. Total advertising and promotional expenses approximated $3,063,000 and $2,151,000 in 1994 and 1995, respectively.


FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities or the floating nature of the related interest rates.

OTHER OPERATING REVENUE - Other operating revenue primarily consists of finance fees, insurance commissions, sales for parts and service and revenue recognized from the sale of extended warranty contracts.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of gain and loss contingencies at the date of the financial statements. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

                            LYNN HICKEY DODGE, INC.

NOTE 2 - ALLOWANCE FOR FINANCE FEE AND INSURANCE AND WARRANTY COMMISSION CHARGEBACKS
Presented below is the change in the allowance for estimated finance and insurance chargebacks for 1994 and 1995 (in thousands):

                                                                                           1994       1995
                                                                                         ---------  ---------
Balance January 1                                                                        $     488  $     635
Provision                                                                                      856        344
Actual chargebacks                                                                            (709)      (629)
                                                                                         ---------  ---------
Balance at December 31                                                                   $     635        350
                                                                                         ---------  ---------
                                                                                         ---------  ---------

NOTE 3 - CONTRACTS IN TRANSIT AND ACCOUNTS RECEIVABLE
Contracts in transit and vehicle receivables primarily represent receivables from financial institutions such as Chrysler Financial Corp., and regional banks who provide funding for customer vehicle financing. These receivables are normally collected in less than 30 days of the sale of the vehicle. Trade receivables primarily relate to the sale of parts to commercial customers and finance fees representing amounts due from financial institutions earned from arranging financing with Hickey Dodge's customers. Amounts due from automaker represent receivables for parts and service work performed on vehicles pursuant to the automaker's warranty coverage. Receivables from the automaker also include amounts due from the automaker in connection with the purchase of vehicles ("holdback") pursuant to the dealership agreement; such amounts are generally remitted to Hickey Dodge on a quarterly basis.

The accounts receivable balance at December 31 is comprised of the following (in thousands):

                                                                                         1994       1995
                                                                                       ---------  ---------
Trade                                                                                  $     658  $     899
Contracts in transit and vehicle receivables                                               2,081      3,172
Due from automaker                                                                           202        196
Due from finance companies                                                                    41        127
Other                                                                                        147        101
                                                                                       ---------  ---------
  Total accounts receivable                                                            $   3,129  $   4,495
                                                                                       ---------  ---------
                                                                                       ---------  ---------

NOTE 4 - INVENTORIES
The December 31 inventory balance is comprised of the following (in thousands):

                                                                                      1994       1995
                                                                                    ---------  ---------
New vehicles and demonstrators                                                      $  12,231  $   7,845
Used vehicles                                                                           8,595      6,724
Parts and accessories                                                                     701        665
                                                                                    ---------  ---------
                                                                                    $  21,527  $  15,234
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                            LYNN HICKEY DODGE, INC.

NOTE 5 - PROPERTY AND EQUIPMENT (IN THOUSANDS)

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
Land                                                                                   $      76  $      76
Buildings                                                                                  2,249      2,315
Furniture, fixtures and equipment                                                          1,416      1,553
                                                                                       ---------  ---------
                                                                                           3,741      3,944
Less: accumulated depreciation                                                             1,656      2,001
                                                                                       ---------  ---------
                                                                                       $   2,085  $   1,943
                                                                                       ---------  ---------
                                                                                       ---------  ---------

NOTE 6 - NOTES PAYABLE
The automaker finances new and used vehicle purchases by Hickey Dodge. Floor plan financing bears interest at prime plus 1% (approximately 9.5% at December 31, 1995). The notes are collateralized by all of Hickey Dodge's tangible and intangible personal property, including, but not limited to, substantially all new, used and demonstrator vehicles, parts and accessories inventory, accounts receivable, and all machinery and equipment. The notes are generally due within ten days of the sale of the vehicles or within three days after receiving the sales proceeds, whichever is sooner. Accordingly, floor plan financing is classified as current in the accompanying balance sheet.

Hickey Dodge also has a $5,000,000 revolving credit note outstanding from Chrysler Financial Corp. which was scheduled to mature on April 15, 1996; in April 1996, the maturity date was extended to April 15, 1997. As a result of this extension, the amount outstanding pursuant to the line of credit has been classified as long-term in the December 31, 1995 accompanying balance sheet. The note is secured by a pledge of Hickey Dodge's stock and accrues interest at a rate equal to LIBOR plus 2.75% (8.47% at December 31, 1995).

NOTE 7 - ACCRUED EXPENSES AND OTHER LIABILITIES (IN THOUSANDS)

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
Deferred warranty revenue - current portion                                            $     229  $     742
Chargeback allowance                                                                         635        350
Allowance for financial guarantees                                                         1,387        419
Other                                                                                      1,183        921
                                                                                       ---------  ---------
                                                                                       $   3,434  $   2,432
                                                                                       ---------  ---------
                                                                                       ---------  ---------

NOTE 8 - COMMITMENTS AND CONTINGENCIES
OPERATING LEASES - Hickey Dodge leases its dealership facility from various lessors, but principally from Rolynn's Ltd. ("Rolynn's"), an entity controlled by Lyndel Hickey (see Note 9). These lease agreements are generally renewed annually. The Company also leases certain equipment for terms ranging from 2 to 5 years.

Rent expense on all operating leases was approximately $833,000 and $846,000 for the years ended December 31, 1994 and 1995, respectively. Additionally, Hickey Dodge is liable for property taxes and insurance.

                            LYNN HICKEY DODGE, INC.

Future aggregate minimum rental commitments for noncancellable operating leases are immaterial.

From time to time, Hickey Dodge will either partially or fully guarantee the payment of certain customers' loans relating to the purchase of vehicles from Hickey Dodge. A portion of these customer loans are purchased by Dakota Finance (see Note 9). As of December 31, 1994 and 1995, Hickey Dodge had full guarantees on outstanding loans with a principal balance of $14,421,000 and $7,780,000, respectively. Additionally, as of December 31, 1994 and 1995, Hickey Dodge had partial guarantees on outstanding customer loans with total principal balances of $7,313,000 and $3,896,000, respectively. Partial guarantees are for an agreed-upon amount less than the face value of the loan. Hickey Dodge records an allowance for estimated future losses on such guarantees. Below is an analysis of the allowance for estimated losses on such guarantees (in thousands).

                                                                                       1994       1995
                                                                                     ---------  ---------
Balance at January 1                                                                 $   1,120  $   1,387
Provision                                                                                1,626        309
Actual losses relating to guarantees                                                    (1,359)    (1,277)
                                                                                     ---------  ---------
Balance at December 31                                                               $   1,387  $     419
                                                                                     ---------  ---------
                                                                                     ---------  ---------

Hickey Dodge is a party to various legal actions arising in the ordinary course of its business. The liability, if any associated with these matters was not determinable at December 31, 1995. While it is not feasible to determine the outcome of these actions, Hickey Dodge's information, including discussions with legal counsel, at this time does not indicate that these matters will have a material adverse effect upon the financial condition, results of operations or cash flows.

Hickey Dodge is also subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, and other chemicals and waste. Local, state and federal regulations also affect automobile dealership's advertising, sales, service and financing activities. Hickey Dodge believes that it complies with all applicable laws relating to its business.

NOTE 9 - RELATED PARTY TRANSACTIONS
Dakota Finance ("Dakota") is a finance company owned 50% by Lyndel Hickey, the sole stockholder of Hickey Dodge, and 50% by Wade Hickey, Vice President of Hickey Dodge. In assisting its customers with their vehicle purchases, the Company arranges financing through various lenders, including Dakota. Hickey Dodge receives no finance commission for customer loans arranged with Dakota and generally guarantees the customer's loan. During 1994 and 1995 and the unaudited six months ended June 30, 1995 and 1996, Dakota financed $2,592,000, $2,175,000, $1,067,000 and $1,244,000, respectively, of Hickey Dodge's sales. As of December 31, 1995 and June 30, 1996, Dakota had $2,164,000 and $1,856,000 (unaudited) in outstanding loans receivable which were guaranteed by Hickey Dodge. During 1994 and 1995, and the unaudited six months ended June 30, 1995 and 1996, Hickey Dodge recognized losses of $260,000, $176,000, $102,000 and $119,000, respectively, relating to nonperformance under such guarantees. An allowance for estimated future losses relating to these financial guarantees has been included in the allowance for financial guarantees discussed in Note 8 above.

As of December 31, 1995 and June 30, 1996, Hickey Dodge had committed to advance Dakota up to $5,000,000 at a rate of LIBOR plus 3%. This commitment was scheduled to expire in April 1996; however, it has been extended on month to month basis. Hickey Dodge advanced, primarily under this line of credit, $3,226,000, $1,660,000 and $287,000 (unaudited) to Dakota in 1994, 1995 and the six months ended June 30,

                            LYNN HICKEY DODGE, INC.

1996, respectively, for working capital purposes. Interest charged relating to the line of credit advances accrued at 8.5% per annum and LIBOR plus 3% per annum. Interest income of $43,000, $31,000, $26,000 and $7,000 was recognized on the advances during the years ended December 31, 1994 and 1995 and for the unaudited six months ended June 30, 1995 and 1996, respectively. As of December 31, 1994, 1995, and June 30, 1996, $800,000, $802,000 and $360,000 (unaudited), respectively, was outstanding relating to such advances.

Hickey Dodge arranges credit life and accident and disability insurance for its customers in connection with their purchase of new and used vehicles. These insurance contracts are arranged on behalf of Mega Life and Health Insurance Company, which reinsures a portion of the risk with a company owned by Lyndel Hickey. During 1994 and 1995, insurance premiums received from customers totaled $1.6 million and $0.8 million of which 60% was paid to Mega Life and 40% was retained by Hickey Dodge as commission.

As more fully discussed in Note 8, Hickey Dodge leases most of its operating facilities from Rolynn's, an entity controlled by Lyndel Hickey, who owns 100% of Hickey Dodge's stock. Rent expense under this lease was $780,000 during 1994 and 1995.

NOTE 10 - SUBSEQUENT EVENTS
Hickey Dodge has executed a purchase and sale agreement whereby it has agreed to sell substantially all of its assets to Cross-Continent Auto Retailers, Inc. The purchase price will consist of cash consideration of approximately $13.1 million for fixed assets and intangible assets, plus an estimated $750,000 for parts inventory. In addition, the purchaser will acquire the new vehicle inventory at cost and may acquire the used vehicle inventory at a negotiated value. The sale is subject to customary closing conditions as well as the purchaser's successful completion of its initial public offering and approval of the change in ownership by Dodge.

                                        [Photograhs]

Insert Photo of Service Central at Westgate    Insert Photo of Quality Nissan
Chevrolet

Insert Photo of Customer Taking Delivery       Insert Photo of Performance Dodge
of New Chevrolet

Insert Photo of Midway Chevrolet               Insert Photo of Lynn Hickey Dodge

                                   [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee with the Securities and Exchange Commission, the NASD filing fee and the New York Stock Exchange fees.


SEC registration fee....................................................  $  21,067
NASD filing fee.........................................................      6,610
New York Stock Exchange fees............................................    119,600
Blue Sky fees and expenses..............................................     22,500
Printing and engraving expenses.........................................    142,000
Legal fees and expenses.................................................    650,000*
Accounting fees and expenses............................................    550,000
Transfer agent and registrar fees.......................................      7,200
Miscellaneous...........................................................    131,023
                                                                          ---------
    TOTAL...............................................................  $1,650,000
                                                                          ---------
                                                                          ---------


- ---------

* Includes legal fees and expenses payable by the Selling Stockholders estimated at $29,000.


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    The Company's Certificate of Incorporation and Bylaws set forth the extent to which officers or directors of Cross-Continent may be indemnified against any liabilities which they may incur. The general effect of such provisions is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise for which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. The Company's Certificate of Incorporation and Bylaws give the Board of Directors the authority to extend such indemnification to employees of the Company as well. These provisions of the Company's Certificate of Incorporation and Bylaws are not exclusive of any other indemnification rights to which an officer or director may be entitled, whether by contract or otherwise.

    The general effect of the indemnification provisions contained in Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

    The Company's Certificate of Incorporation provides that, to the maximum extent permitted under the General Corporation Law of the State of Delaware, a director of Cross-Continent shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its charter a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company intends to purchase directors' and officers' insurance for its executive officers and directors, assuming that such insurance is available on commerically reasonable terms.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The Company was incorporated on May 16, 1996. The Company issued the following shares of Common Stock as of June 12, 1996 for $10 per share in cash:

              STOCKHOLDER                NUMBER OF SHARES ISSUED
- ---------------------------------------  -----------------------
Bill A. Gilliland                                       51
Twenty-Two Ten, Ltd.                                    17
Xaris, Ltd.                                             17
Benji Investments, Ltd.                                 10

    On June 20, 1996, the Company issued the following shares of its Common Stock in exchange for all of the issued and outstanding shares of common stock of Plains Chevrolet, Inc., Midway Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Working Man's Credit Plan, Inc.:

              STOCKHOLDER                NUMBER OF SHARES ISSUED
- ---------------------------------------  -----------------------
Gilliland Group Family Partnership               8,656,790
Benji Investments, Ltd.                          1,012,490
KAPL, Ltd.                                         151,875

    On  June 21, 1996, the Company issued 303,750 shares of Common Stock to Ezra
P. Mager for an aggregate of $250,000 in cash.

    All of the issuances of securities described above were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS


EXHIBIT NO.                                               DESCRIPTION
- ------------  ---------------------------------------------------------------------------------------------------
        *1.1  Form of Underwriting Agreement
       **2.1  Asset Purchase Agreement, dated as of June 17, 1996, among Lynn Hickey Dodge, Inc., Lynn Hickey and
              Cross Country Dodge, Inc.
       **3.1  Certificate of Incorporation of Cross-Country Auto Retailers, Inc. (now named Cross-Continent Auto
              Retailers, Inc.)
       **3.2  Proposed Form of Amended and Restated Certificate of Incorporation of Cross-Continent Auto
              Retailers, Inc.
       **3.3  Bylaws of Cross-Country Auto Retailers, Inc. (now named Cross-Continent Auto Retailers, Inc.)
       **3.4  Proposed Form of Amended and Restated Bylaws of Cross-Continent Auto Retailers, Inc.
        *4.1  Specimen Common Stock Certificate
       **4.2  Form of Rights Agreement between Cross-Continent Auto Retailers, Inc. and The Bank of New York, as
              rights agent
        *4.3  Proposed Form of Power of Attorney and Custody Agreement
       **4.4  Form of 1996 Stock Option Plan of Cross-Continent Auto Retailers, Inc.
        *5.1  Opinion and Consent of Howard, Darby & Levin
      **10.1  Dealer Sales and Service Agreement, dated November 1, 1995, between the Chevrolet Division of
              General Motors Corporation and Plains Chevrolet, Inc., as amended by Supplemental Agreement, dated as of July 29, 1996***

EXHIBIT NO.                                               DESCRIPTION
- ------------  ---------------------------------------------------------------------------------------------------
      **10.2  Sales and Service Agreement between Performance Dodge, Inc. and Chrysler Corporation
      **10.3  Dealer Sales and Service Agreement, dated April 20, 1989, between the Nissan Division of Nissan
              Motor Corporation in U.S.A. and Nissan of Amarillo, Inc.****
      **10.4  Dollar Volume Contract, dated March 31, 1994, between Plains Chevrolet, Inc., Westgate Chevrolet,
              Inc., Midway Chevrolet, Inc., and Quality Nissan, Inc. and Amarillo Globe News
      **10.5  Sublease Agreement, dated June 1, 1995, between Gilliland Group Family Partnership and Performance
              Nissan, Inc.
      **10.6  Lease Agreement, dated March 1, 1994, among John W. Adams, Eleanore A. Braly as Trustee of the
              Eleanore A. Braly Trust, Romie G. Carpenter, Melody Lynn Goff, and Selden Simpson and Quality
              Nissan, Inc.
      **10.7  Office Lease, dated June 1, 1996, between Gilliland Group Family Partnership and Cross-Country Auto
              Retailers, Inc. (now named Cross-Continent Auto Retailers, Inc.)
      **10.8  Wholesale Security Agreement, as amended, dated December 4, 1995, between General Motors Acceptance
              Corporation and Performance Dodge, Inc. *****
      **10.9  Corporation and Shareholders' Agreement of Xaris Management Co.
     **10.10  Documents, dated December 4, 1995, relating to $5,550,000 loan by General Motors Acceptance
              Corporation to Performance Dodge, Inc.
     10.10.1  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the amount of $1,850,000
     10.10.2  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the amount of $3,700,000
     10.10.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
     10.10.4  Security Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
     10.10.5  Mortgage, Assignment and Security Agreement between General Motors Acceptance Corporation and
              Performance Dodge, Inc.
     **10.11  Documents relating to loan by General Motors Acceptance Corporation to Midway Chevrolet, Inc.
     10.11.1  Promissory Note, dated December 15, 1989, by Midway Chevrolet, Inc. to General Motors Acceptance
              Corporation, in the amount of $977,249.74
     10.11.2  Renewal, Extension and Modification Agreement, dated February 20, 1995, between General Motors
              Acceptance Corporation and Midway Chevrolet, Inc.
     10.11.3  Security Agreement, dated February 20, 1995, between General Motors Acceptance Corporation and
              Midway Chevrolet, Inc.
     **10.12  Documents, dated December 4, 1995, relating to $1,350,000 loan by General Motors Acceptance
              Corporation to Performance Nissan, L.L.C.
     10.12.1  Promissory Note by Performance Nissan, L.L.C. to General Motors Acceptance Corporation, in the
              amount of $1,350,000
     10.12.2  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Nissan, L.L.C.
     10.12.3  Security Agreement between General Motors Acceptance Corporation and Performance Nissan, L.L.C.
     **10.13  Documents relating to used vehicle inventory financing agreements between General Motors Acceptance
              Corporation and Cross-Continent Auto Retailers, Inc. dealership subsidiaries
     10.13.1  Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement, dated June 7, 1996, between
              General Motors Acceptance Corporation and Peformance Dodge, Inc.*****
     10.13.2  Promissory Note, dated June 7, 1996, by Performance Dodge, Inc. to General Motors Acceptance
              Corporation, in the amount of $3,000,000******

EXHIBIT NO.                                               DESCRIPTION
- ------------  ---------------------------------------------------------------------------------------------------
     10.13.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Nissan, Inc., Performance Dodge, Inc., Midway Chevrolet, Inc., Plains Chevrolet,
              Inc., Quality Nissan, Inc. and Westgate Chevrolet, Inc.
      **21.1  Subsidiaries
       *23.1  Consent of Price Waterhouse LLP, independent accountants, relating to the financial statements of
              Cross-Continent Auto Retailers, Inc. and subsidiaries and Jim Glover Dodge, Inc. and Lynn Hickey
              Dodge, Inc.
       *23.2  Consent of Howard, Darby & Levin (included in Exhibit 5.1)
      **24.1  Power of Attorney (see page II-5 filed June 21, 1996)
      **27.1  Financial Data Schedule


- ---------

*     Filed herewith.

**    Previously filed.
*** Substantially identical Agreements exist between the Chevrolet Division and each of Midway Chevrolet, Inc. and Westgate Chevrolet, Inc.
**** Substantially identical Agreement exists between the Nissan Division and Performance Nissan, Inc.
***** Substantially identical Agreements exist between General Motors Acceptance
      Corporation and each of Midway Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Performance Nissan, Inc.
******Substantially  identical  Promissory Notes  have  been executed  by Midway
      Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., and Performance Nissan, Inc., in the amounts indicated for each dealership subsidiary in the Cross-Default and Cross-Collateralization Agreement (Exhibit 10.13.3).

ITEM 17. UNDERTAKINGS.
    The undersigned registrant hereby undertakes:

       (1) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

       (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 30, 1996.


                                          CROSS-CONTINENT AUTO RETAILERS, INC.


                                          By          /s/ ROBERT W. HALL


                                            ------------------------------------

                                             Name: Robert W. Hall


                                             Title: Senior Vice Chairman



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.



                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  -------------------------------------  ------------------
                                     *                  Chairman, Chief Executive Officer and
     -------------------------------------------         Director                               August 30, 1996
                  Bill A. Gilliland                      (principal executive officer)

     -------------------------------------------        Senior Vice Chairman and Director       August 30, 1996
                    Robert W. Hall

                                     *
     -------------------------------------------        Vice Chairman and Director              August 30, 1996
                    Ezra P. Mager

                                     *
     -------------------------------------------        Senior Vice President, Chief            August 30, 1996
                 Emmett M. Rice, Jr.                     Operating Officer and Director

                                     *                  Vice President and Chief Financial
     -------------------------------------------         Officer (principal accounting and      August 30, 1996
                  Charles D. Winton                      financial officer)

                *By: /s/ROBERT W. HALL
                    Robert W. Hall

                                 EXHIBIT INDEX


EXHIBIT NO.                                           DESCRIPTION                                            PAGE
- ------------  -------------------------------------------------------------------------------------------  ---------
        *1.1  Form of Underwriting Agreement
       **2.1  Asset Purchase Agreement, dated as of June 17, 1996, among Lynn Hickey Dodge, Inc., Lynn
              Hickey and Cross Country Dodge, Inc.
       **3.1  Certificate of Incorporation of Cross-Country Auto Retailers, Inc. (now named
              Cross-Continent Auto Retailers, Inc.)
       **3.2  Proposed Form of Amended and Restated Certificate of Incorporation of Cross-Continent Auto
              Retailers, Inc.
       **3.3  Bylaws of Cross-Country Auto Retailers, Inc. (now named Cross-Continent Auto Retailers,
              Inc.)
       **3.4  Proposed Form of Amended and Restated Bylaws of Cross-Continent Auto Retailers, Inc.
        *4.1  Specimen Common Stock Certificate
       **4.2  Form of Rights Agreement between Cross-Continent Auto Retailers, Inc. and The Bank of New
              York, as rights agent
        *4.3  Proposed Form of Power of Attorney and Custody Agreement
       **4.4  Form of 1996 Stock Option Plan of Cross-Continent Auto Retailers, Inc.
        *5.1  Opinion and Consent of Howard, Darby & Levin
      **10.1  Dealer Sales and Service Agreement, dated November 1, 1995, between the Chevrolet Division of General Motors Corporation and Plains Chevrolet, Inc., as amended by Supplemental
              Agreement, dated as of July 29, 1996***
      **10.2  Sales and Service Agreement between Performance Dodge, Inc. and Chrysler Corporation
      **10.3  Dealer Sales and Service Agreement, dated April 20, 1989, between the Nissan Division of
              Nissan Motor Corporation in U.S.A. and Nissan of Amarillo, Inc.****
      **10.4  Dollar Volume Contract, dated March 31, 1994, between Plains Chevrolet, Inc., Westgate
              Chevrolet, Inc., Midway Chevrolet, Inc., and Quality Nissan, Inc. and Amarillo Globe News
      **10.5  Sublease Agreement, dated June 1, 1995, between Gilliland Group Family Partnership and
              Performance Nissan, Inc.
      **10.6  Lease Agreement, dated March 1, 1994, among John W. Adams, Eleanore A. Braly as Trustee of the Eleanore A. Braly Trust, Romie G. Carpenter, Melody Lynn Goff, and Selden Simpson and
              Quality Nissan, Inc.
      **10.7  Office Lease, dated June 1, 1996, between Gilliland Group Family Partnership and
              Cross-Country Auto Retailers, Inc. (now named Cross-Continent Auto Retailers, Inc.)
      **10.8  Wholesale Security Agreement, as amended, dated December 4, 1995, between General Motors
              Acceptance Corporation and Performance Dodge, Inc. *****
      **10.9  Corporation and Shareholders' Agreement of Xaris Management Co.
     **10.10  Documents, dated December 4, 1995, relating to $5,550,000 loan by General Motors Acceptance
              Corporation to Performance Dodge, Inc.
     10.10.1  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the
              amount of $1,850,000
     10.10.2  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the
              amount of $3,700,000
     10.10.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
              Corporation and Performance Dodge, Inc.
     10.10.4  Security Agreement between General Motors Acceptance Corporation and Performance Dodge,
              Inc.
     10.10.5  Mortgage, Assignment and Security Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
     **10.11  Documents relating to loan by General Motors Acceptance Corporation to Midway Chevrolet,
              Inc.
     10.11.1  Promissory Note, dated December 15, 1989, by Midway Chevrolet, Inc. to General Motors
              Acceptance Corporation, in the amount of $977,249.74

EXHIBIT NO.                                           DESCRIPTION                                            PAGE
- ------------  -------------------------------------------------------------------------------------------  ---------
     10.11.2  Renewal, Extension and Modification Agreement, dated February 20, 1995, between General
              Motors Acceptance Corporation and Midway Chevrolet, Inc.
     10.11.3  Security Agreement, dated February 20, 1995, between General Motors Acceptance Corporation and Midway Chevrolet, Inc.
     **10.12  Documents, dated December 4, 1995, relating to $1,350,000 loan by General Motors Acceptance
              Corporation to Performance Nissan, L.L.C.
     10.12.1  Promissory Note by Performance Nissan, L.L.C. to General Motors Acceptance Corporation, in
              the amount of $1,350,000
     10.12.2  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
              Corporation and Performance Nissan, L.L.C.
     10.12.3  Security Agreement between General Motors Acceptance Corporation and Performance Nissan,
              L.L.C.
     **10.13  Documents relating to used vehicle inventory financing agreements between General Motors
              Acceptance Corporation and Cross-Continent Auto Retailers, Inc. dealership subsidiaries
     10.13.1  Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement, dated June 7, 1996, between General Motors Acceptance Corporation and Peformance Dodge, Inc.*****
     10.13.2  Promissory Note, dated June 7, 1996, by Performance Dodge, Inc. to General Motors
              Acceptance Corporation, in the amount of $3,000,000******
     10.13.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
              Corporation and Performance Nissan, Inc., Performance Dodge, Inc., Midway Chevrolet, Inc.,
              Plains Chevrolet, Inc., Quality Nissan, Inc. and Westgate Chevrolet, Inc.
      **21.1  Subsidiaries
       *23.1  Consent of Price Waterhouse LLP, independent accountants, relating to the financial statements of Cross-Continent Auto Retailers, Inc. and subsidiaries and Jim Glover Dodge,
              Inc. and Lynn Hickey Dodge, Inc.
       *23.2  Consent of Howard, Darby & Levin (included in Exhibit 5.1)
      **24.1  Power of Attorney (see page II-5 filed June 21, 1996)
      **27.1  Financial Data Schedule


- ---------

*     Filed herewith.

**    Previously filed.
*** Substantially identical Agreements exist between the Chevrolet Division and each of Midway Chevrolet, Inc. and Westgate Chevrolet, Inc.
**** Substantially identical Agreement exists between the Nissan Division and Performance Nissan, Inc.
***** Substantially identical Agreements exist between General Motors Acceptance
      Corporation and each of Midway Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Performance Nissan, Inc.
******Substantially  identical  Promissory Notes  have  been executed  by Midway
      Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., and Performance Nissan, Inc., in the amounts indicated for each dealership subsidiary in the Cross-Default and Cross-Collateralization Agreement (Exhibit 10.13.3).

                                       ii